SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -------------------

                                 Amendment No. 3
                                       to
                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                               -------------------

                         Vectren Utility Holdings, Inc.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                               -------------------

             Indiana                                  35-2104850
 (State or other Jurisdiction of            IRS Employer Identification No.
  Incorporation or Organization)
--------------------------------            -------------------------------

     20 N. W. Fourth Street
      Evansville, Indiana                               47714-001
(Address of Principal Executive Offices)                (ZIP Code)


Registrant's telephone number, including area code:
                                 (812) 491-4000

Securities registered pursuant to Section 12(b) of the Act:

                                      None




Securities registered pursuant to Section 12(g) of the Act:

                          Common Stock, No par value**
                                (Title of class)

** Shares are being registered voluntarily so that information contained in this filing may be incorporated by reference into later filings on Form S-3.

                       Documents Incorporated by Reference
Certain information in Vectren Corporation's Definitive Proxy Statement for the 2001 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on March 16, 2001, is incorporated by reference in Item 6 of this Form 10.

Information in Vectren Corporation's Current Report on Form 8-K which was filed with the Securities and Exchange Commission on March 29, 2001, regarding gas cost adjustment proceedings is incorporated by reference in Item 2 of this Form 10.


                                Table of Contents

Item                                                                 Page
Number                                                               Number

   1     Business                                                       3
   2     Financial Information                                         11
   3     Properties                                                    31
   4     Security Ownership of Certain Beneficial
             Owners and Management                                     32
   5     Directors and Officers                                        33
   6     Executive Compensation                                        34
   7     Certain Relationships and Related Transactions                38
   8     Legal Proceedings                                             38
   9     Market Price of and Dividends on the Registrants
             Common Equity and Related Stockholder Matters             38
  10     Recent Sales of Unregistered Securities                       39
  11     Description of Registrant's Securities to be Registered       39
  12     Indemnification of Directors and Officers                     40
  13     Financial Statements and Supplementary Data                   42
  14     Changes in and Disagreements with Accountants on
             Accounting and Financial Disclosure.                     108
  15     Financial Statements and Exhibits                            108
         Signatures                                                   109

As discussed in this registration statement the abbreviations Dth means dekatherms, MDth means thousands of dekatherms; MMDth means millions of dekatherms; MW means megawatts; MMBTU means millions of British thermal units: kWh means kilowatt hours; throughput means combined gas sales and gas transportation volumes.

ITEM 1.  BUSINESS

Description of the Business

Vectren Utility Holdings, Inc. (VUHI), an Indiana corporation, was formed on March 31, 2000 to serve as the intermediate holding company for Vectren Corporation's (Vectren) operating public utilities, Indiana Gas Company, Inc. (Indiana Gas), formerly a wholly owned subsidiary of Indiana Energy, Inc. (Indiana Energy), Southern Indiana Gas and Electric Company (SIGECO), formerly a wholly owned subsidiary of SIGCORP, Inc. (SIGCORP), and the Ohio operations (defined hereafter). VUHI is exempt from registration pursuant to Section 3(a)(1) and 3(c) of the Public Utility Holding Company Act of 1935.

Vectren is an Indiana corporation that was organized on June 10, 1999, solely for the purpose of effecting the merger of Indiana Energy and SIGCORP. On March 31, 2000, the merger of Indiana Energy with SIGCORP and into Vectren was consummated with a tax-free exchange of shares and has been accounted for as a pooling of interests. Therefore, the reorganization of Indiana Gas and SIGECO into subsidiaries of VUHI has been accounted for as a combination of entities under common control. These transactions did not affect the preferred stock and debt securities of Indiana Gas and SIGECO.

VUHI's regulated subsidiaries serve approximately one million customers. Indiana Gas provides natural gas and transportation services to a diversified base of customers in 311 communities in 49 of Indiana's 92 counties. SIGECO provides generation, transmission, distribution and the sale of electric power to Evansville, Indiana, and 74 other communities, and the distribution and sale of natural gas to Evansville, Indiana, and 64 communities in ten counties in southwestern Indiana. The Ohio operations provide natural gas distribution, transportation and sale of natural gas to Dayton, Ohio and 16 counties in west central Ohio.

  Acquisition of Gas Distribution Assets of the Dayton Power and Light Company
  ----------------------------------------------------------------------------

On December 15, 1999, Indiana Energy, now Vectren, announced that the board of directors had approved a definitive agreement under which the company would acquire the natural gas distribution assets of The Dayton Power and Light Company, which would add 310,000 gas distribution customers in 16 counties in west central Ohio. On October 31, 2000, Vectren completed the approximate $465 million acquisition. Vectren acquired the natural gas distribution assets as a tenancy in common through two wholly owned subsidiaries. Vectren Energy Delivery of Ohio, Inc. (VEDO), a wholly owned subsidiary, holds a 53 percent undivided ownership interest in the assets, and Indiana Gas holds a 47 percent undivided ownership interest in the assets. VEDO is the operator of the assets, operations of which are herein referred to as "the Ohio operations." VUHI established a $435 million commercial paper program to fund the majority of the acquisition. This facility was utilized at October 31, 2000, and will be replaced over time with permanent financing. VEDO's portion of the acquisition was funded with short-term borrowings from VUHI. Indiana Gas' portion of the acquisition was funded with a combination of short-term borrowings from VUHI and Indiana Gas' commercial paper program.

Narrative Description of Business

During 2000, VUHI had two operating segments: (1) Gas Utility Services and (2) Electric Utility Services. The Gas Utility Services segment distributes, transports and sells natural gas in central and southern Indiana and west central Ohio and is comprised of the operations of Indiana Gas, the Ohio operations and SIGECO's natural gas business. The Electric Utility Services segment generates, transmits, distributes and sells electricity within primarily southwestern Indiana and in periods of under utilized capacity, sells excess electricity to wholesale customers. This segment is comprised of SIGECO's electric business.

The percentages of operating revenues and operating income before income taxes attributable to the electric and gas operations for the five years ended December 31, 2000, were as follows:

Year Ended December 31                    1996    1997    1998    1999    2000
                                        ------- ------- ------- ------- -------
Operating Revenues:
Gas Utility Services                      70.0%   69.2%   62.1%   61.9%   70.9%
Electric Utility Services                 30.0    30.8    37.9    38.1    29.1

Operating Income Before Income Taxes:
Gas Utility Services                      52.0%   38.5%   44.8%   45.9%   42.0%
Electric Utility Services                 48.0    61.5    55.2    54.1    58.0

Effective April 1, 2001, Indiana Gas Company, Inc. and Southern Indiana Gas & Electric Company will conduct business under the name of Energy Delivery of Indiana. The new name covers the electric and gas transmission and distribution functions of Indiana Gas and SIGECO. Under the new organization, Vectren's power generation and wholesale power marketing functions will transact business under the name Vectren Power Supply.

Further information regarding the segments' activities and assets is included in
Note 16 of VUHI's audited consolidated financial statements and Note 13 of VUHI's unaudited interim condensed consolidated financial statements included under Item 13 Financial Statements and Supplementary Data.

Gas Utility Services

Overview

Gas Utility Services supplied natural gas service to approximately 610,000, 622,400 and 636,100 Indiana customers during 1998, 1999 and 2000, respectively.

The Indiana service area contains diversified manufacturing and agriculture-related enterprises. The principal industries served include automotive assembly, parts and accessories; feed, flour and grain processing; metal castings; aluminum products; appliance manufacturing; polycarbonate resin (Lexan) and plastic products; gypsum products; electrical equipment; metal specialties; glass; steel finishing; pharmaceutical and nutritional products; gasoline and oil products; and coal mining.

The largest communities served include Evansville, Muncie, Anderson, Lafayette-West Lafayette, Bloomington, Terre Haute, Marion, New Albany, Columbus, Jeffersonville, New Castle and Richmond.

Effective November 1, 2000, VEDO began operating the Ohio operations. The Ohio operations sells natural gas to residential, commercial, industrial and governmental customers in west central Ohio, including Dayton, and provides natural gas to approximately 310,000 customers.

The following table presents the approximate number of gas customers served by class at the years ended December 31, 1998, 1999 and 2000:

Year Ended December 31         1998      1999      2000
                            -------   -------   -------
Residential                 552,900   564,600   861,900
Commercial                   55,800    56,600    79,900
Contract                      1,300     1,200     4,300
                            -------   -------   -------
Total                       610,000   622,400   946,100

Revenues

For the years ended December 31, 1998, 1999 and 2000 Gas Utility Services' revenues were approximately $487.3 million, $499.6 million and $818.8 million.

The following table presents the percentage of Gas Utility Services revenues derived from various customer classes for the years ended December 31, 1998, 1999 and 2000.

Year Ended December 31      1998      1999      2000
                           ------    ------    ------
Residential                  65.0%     65.6%     59.5%
Commercial                   22.6      22.5      20.9
Contract                     11.0       9.4       9.6
Other                         1.4       2.5      10.0

VUHI may earn gas revenues by selling gas directly to residential and commercial customers at approved rates or by transporting gas through its pipelines at approved rates to contract customers that have purchased gas directly from other producers, brokers or marketers. VUHI's total volume of gas provided to both sales and transportation customers (throughput), in thousands of MDth, was 138,806, 150,711 and 181,238, respectively, for the years ended December 31, 1998, 1999, and 2000.

VUHI's transported gas was 46 percent, 47 percent and 44 percent of total throughput for the years ended December 31, 1998, 1999 and 2000, respectively. VUHI's rates for transporting gas provide for the same margins generally earned by selling gas under applicable sales tariffs.

Sales of gas are seasonal and strongly affected by variations in weather conditions. To mitigate seasonal demand, VUHI owns and operates eight underground gas storage fields, six liquefied petroleum air-gas manufacturing plants and maintains contract storage. Natural gas purchased from suppliers is injected into storage during periods of light demand which are typically periods of lower prices. The injected gas is then available to supplement contracted volumes during periods of peak requirements. Approximately 690,000 Dth of gas per day can be withdrawn from storage during peak demand periods.

Gas Purchases

In 2000, VUHI purchased gas from multiple suppliers including ProLiance Energy, LLC (ProLiance). ProLiance is a 50 percent owned non-regulated energy marketing affiliate of Vectren. (See Note 15 in VUHI's audited consolidated financial statements included in Item 13 Financial Statements and Supplementary Data regarding transactions with ProLiance ). The following table presents approximate volumes and unit costs of gas purchased for the years ended December 31, 1998, 1999 and 2000. Amounts for the year ended December 31, 2000 contain results from the Ohio operations for two months.

Year Ended December 31                         1998      1999      2000
                                             ------    ------    ------
Volumes of gas purchased (MDth)              73,240    75,985    91,908
Average cost of gas purchased                $ 3.53    $ 3.58    $ 6.01
Percentage of gas purchased from ProLiance       82%       84%       85%

Regulatory Matters

Gas operations with regard to rates and charges, terms of service, accounting matters, issuance of securities, and certain other operational matters specific to its Indiana customers are regulated by the Indiana Utility Regulatory Commission (IURC), and the Ohio operations are subject to regulation by the Public Utilities Commission of Ohio (PUCO).

Adjustments to rates and charges related to the cost of gas charged to Indiana customers are made through gas cost adjustment (GCA) procedures established by Indiana law and administered by the IURC. GCA procedures involve scheduled quarterly filings and IURC hearings to establish the amount of price adjustments for a designated future quarter. The procedures also provide for inclusion in later quarters of any variances between estimated and actual costs of gas sold in a given quarter. This reconciliation process with regard to changes in the cost of gas sold closely matches revenues to expenses. The IURC has also applied the statute authorizing the GCA procedures to reduce rates when necessary so as to limit net operating income to the level authorized in its last general rate order. An earnings test operates in conjunction with GCA procedures. Recovery of gas costs is not allowed to the extent that total operating income for any 60-month period, including the twelve-month period provided in the gas cost adjustment filing, exceeds the total operating income authorized by the IURC. For the period 1998 through 2000, the earnings test has not affected the company's ability to recover gas costs, and the company does not anticipate the earnings test will restrict the recovery of gas costs in the near future. (See
Note 14 of VUHI's audited consolidated financial statements in Item 13 Financial Statements and Supplementary Data regarding a $3.8 million disallowance of gas costs.)

Adjustments to rates and charges related to the cost of gas charged to Ohio customers are made through gas cost recovery (GCR) procedures established by Ohio law and administered by the PUCO. GCR procedures involve scheduled quarterly filings to establish the amount of price adjustments for a designated future quarter. The procedures also provide for inclusion in later quarters of any variances between estimated and actual costs of gas sold in a given quarter. This reconciliation process with regard to changes in the cost of gas sold closely matches revenues to expenses.

Rate structures for SIGECO, Indiana Gas and the Ohio operations do not include a weather normalization-type clause whereby the utilities would be authorized to recover the gross margin on sales established in their last general rate case, regardless of actual weather patterns.

Environmental Matters

See Note 13 of VUHI's audited consolidated financial statements in Item 13 Financial Statements and Supplementary Data regarding manufactured gas plants.

Electric Utility Services

Overview

Electric Utility Services supplies electric service to customers in southwestern Indiana and is obligated to provide for firm power commitments to the City of Jasper, Indiana and to maintain spinning reserve margin requirements under an agreement with the East Central Area Reliability Group (ECAR).

The following table presents the approximate number of electric customers served at the years ended December 31, 1998, 1999 and 2000:

Year Ended December 31      1998      1999      2000
                         -------   -------   -------
Residential              108,200   110,100   114,900
Commercial                15,900    16,300    17,200
Industrial                   200       200       200
                         -------   -------   -------
Total                    124,300   126,600   132,300

The principal industries served by Electric Utility Services include polycarbonate resin (Lexan) and plastic products, aluminum smelting and recycling, aluminum sheet products, automotive assembly, steel finishing, appliance manufacturing, pharmaceutical and nutritional products, automotive glass, gasoline and oil products and coal mining.

Revenues

For the years ended December 31, 1998, 1999 and 2000, electricity sales totaled, in megawatt hours, 6,859,181, 6,940,715 and 7,524,700, respectively, resulting in revenues of $297.9 million, $307.6 million and $336.4 million, respectively.

The following table presents the percentage of Electric Utility Services revenues derived from various customer classes for the years ended December 31, 1998, 1999 and 2000.

Year Ended December 31      1998      1999      2000
                           ------    ------    ------
Residential                  29.7%     29.5%     27.6%
Industrial                   25.2      25.9      24.6
Commercial                   22.3      22.7      21.9
Other wholesale              12.8      11.9      16.4
Municipals                    7.5       7.7       7.0
Other                         2.5       2.3       2.5

Generating Capacity

Installed generating capacity as of December 31, 2000 was rated at 1,256 megawatts (MW). Coal-fired generating units provide 1,041 MW of capacity and gas or oil-fired turbines used for peaking or emergency conditions provide 215 MW.

In addition to its generating capacity, Electric Utility Services has 50 MW available under firm contracts and 120 MW available under interruptible contracts. New peaking capacity of 80 MW is under development and will be available for the summer peaking season in 2002. This new generating capacity will be fueled by natural gas.

Electric Utility Services has interconnections with Louisville Gas and Electric Company, Cinergy Services, Inc., Indianapolis Power & Light Company, Hoosier Energy Rural Electric Cooperative, Inc., Big Rivers Electric Corporation, Wabash Valley Power Association, and the City of Jasper, providing the ability to simultaneously interchange approximately 750 MW.

Total load, including its firm power commitments to the City of Jasper, Indiana, for each of the years 1996 through 2000 at the time of the system summer peak, and the related reserve margin, is presented below in MW.

Date of Summer Peak Load    8-21-96   7-14-97  7-21-98  7-6-99   8-17-00
                            -------   ------   ------   ------   ------
Total Load at Peak            1,053    1,086    1,140    1,230    1,212

Generating Capability         1,236    1,236    1,256    1,256    1,256
Firm Purchase Supply              -        -        -        -       50
Interruptible Contracts           -        -        -       95      120
                              -----    -----    -----    -----    -----
Total Power Supply Capacity   1,236    1,236    1,256    1,351    1,426

Reserve Margin at Peak           15%      12%       9%       9%      15%

The winter peak load of the 1999-2000 season of approximately 873 MW occurred on January 25, 2000 and was 4.6 percent higher than the previous winter peak load of approximately 834 MW which occurred on January 5, 1999.

Through March 2001 and since 1956, SIGECO, primarily as agent of ALCOA Generating Corporation (AGC), operated the Warrick Generating Station, a coal-fired steam electric plant which interconnects with SIGECO's system and provides power for the ALCOA, INC.'s (ALCOA) Warrick Operations, which includes aluminum smelting and fabricating facilities. Of the four turbine generators at the plant, Warrick Units 1, 2 and 3, with a capacity of 144 MW each, are owned by AGC. Warrick Unit 4, with a rated capacity of 270 MW, is owned by SIGECO and AGC as tenants in common, each having shared equally in the cost of construction and sharing equally in the cost of operation and in the output. On August 21, 2000, SIGECO announced that no later than April 18, 2001, ALCOA would begin operating the Warrick Generating Station. The operating change will have no impact on generating capacity and is not expected to have any negative impact on Electric Utility Services' financial results. Additionally, ALCOA will be retained as a wholesale power and transmission services customer. Transition of the plant operations was completed in March 2001.

Electric Utility Services maintains a 1.5 percent interest in the Ohio Valley Electric Corporation (OVEC). The OVEC is comprised of 15 electric utility companies, including SIGECO, that supplies power requirements to the United

States Department of Energy's (DOE) uranium enrichment plant near Portsmouth, Ohio. The participating companies are entitled to receive from OVEC, and are obligated to pay for, any available power in excess of the DOE contract demand. The proceeds from the sale of power by OVEC are designed to be sufficient to meet all of its costs and to provide for a return on its common stock. The DOE is currently decreasing production at the Portsmouth plant, and as a result, Electric Utility Services' 1.5 percent interest in the OVEC makes available approximately 23 MW of capacity, in addition to its generating capacity, for use in other Electric Utility Services' operations.

Fuel Costs

The following table presents electric generation fueled by coal and natural gas for the years ended December 31, 1998, 1999 and 2000.

Year Ended December 31                    1998         1999         2000
                                       --------      -------     --------
Fueled by coal                            98.5%        98.8%        99.0%
Fueled by gas                              1.5          1.2          1.0

Oil was used only for testing of gas/oil-fired peaking units.

There are substantial coal reserves in the southern Indiana area, and coal for coal-fired generating stations has historically been purchased from operators of nearby Indiana strip mines including those owned by an affiliated company, Vectren Fuels, Inc., a wholly owned subsidiary of Vectren, beginning in 1998. Approximately 3.3 million, 2.8 million and 2.6 million tons of coal were purchased for generating electricity during 1998, 1999 and 2000, respectively. Of this tonnage, 25 percent, 35 percent and 47 percent was purchased from Vectren Fuels, Inc. during the respective years. (See Note 15 in VUHI's audited consolidated financial statements included in Item 13 Financial Statements and Supplementary Data regarding transactions with Vectren Fuels, Inc.).

The average cost of all coal consumed in generating electrical energy decreased substantially subsequent to 1996. This decrease results from the buy out of long-term contracts, enabling the purchase of lower-priced spot market coal and the purchase of lower priced coal from Vectren Fuels, Inc. The average cost of all coal consumed in generating electrical energy for the years 1996 through 2000 was as follows:

                                                               Average Cost
                            Average Cost     Average Cost         Per kWh
           Year               Per Ton         Per MMBTU          (In Mills)
          ------             ---------        ---------        ------------

           1996               $ 26.01           $ 1.16            $ 12.40
           1997               $ 20.75           $ 0.91             $ 9.80
           1998               $ 21.34           $ 0.94             $ 9.97
           1999               $ 21.88           $ 0.96            $ 10.13
           2000               $ 22.49           $ 0.98            $ 10.39

Electric Utility Services participates with seven other utilities and 31 other affiliated groups located in eight states comprising the east central area of the United States, in the East Central Area Reliability group, the purpose of which is to strengthen the area's electric power supply reliability. Additionally, SIGECO is one of a number of transmission owners who are members of the Midwest Independent System Operator (MISO) which is a regional transmission organization established to ensure the dependable and efficient transmission of electric energy among transmission utilities located in the midwestern United States. The MISO expects to be in commercial operation no later than December 15, 2001.

Regulatory Matters

Changes in prices for electricity are determined primarily by market prices for fuel for electric generation and purchased power. Operations with regards to rates and charges, terms of service, accounting matters, issuance of securities, and certain other operational matters are regulated by the IURC.

Adjustments to rates and charges related to the cost of fuel and the net energy cost of purchased power charged to Indiana customers are made through fuel cost adjustment procedures established by Indiana law and administered by the IURC. Fuel cost adjustment procedures involve scheduled quarterly filings and IURC hearings to establish the amount of price adjustments for future quarters. The procedures also provide for inclusion in a later quarter of any variances between estimated and actual costs of fuel and purchased power in a given quarter. The order provides that any over- or underrecovery caused by variances between estimated and actual cost in a given quarter will be included in the second succeeding quarter's adjustment factor. This continuous reconciliation of estimated incremental fuel costs billed with actual incremental fuel costs incurred closely matches revenues to expenses. An earnings test is the principal restriction to recovery of fuel cost increases. Such recovery is not allowed to the extent that total operating income for any 60-month period including, the twelve-month period provided in the fuel cost adjustment filing, exceeds the total operating income authorized by the IURC during the same 60-month period. For the period 1998 through 2000, the earnings test has not affected the company's ability to recover fuel costs, and the company does not anticipate the earnings test will restrict the recovery of fuel costs in the near future. (See
Note 14 of VUHI's audited consolidated financial statements in Item 13 Financial Statements and Supplementary Data regarding negotiations with the IURC and the Indiana Office of Utility Consumer Counselor (OUCC).

Environmental Matters

Electric Utility Services is subject to federal, state and local regulations with respect to environmental matters, principally air, solid waste and water quality. Pursuant to environmental regulations, the company is required to obtain operating permits for the electric generating plants that it owns or operates and construction permits for any new plants it might propose to build. Regulations concerning air quality establish standards with respect to both ambient air quality and emissions from electric generating facilities, including particulate matter, sulfur dioxide (SO2) and nitrogen oxides (NOx). Regulations concerning water quality establish standards relating to intake and discharge of water from electric generating facilities, including water used for cooling purposes in electric generating facilities. Because of the scope and complexity of these regulations, the company is unable to predict the ultimate effect of such regulations on its future operations, nor is it possible to predict what other regulations may be adopted in the future. The company conducts its business in a manner that is intended to comply with all applicable governmental regulations. The company always reserves the right to appropriately contest or otherwise challenge any regulation it deems to be unreasonable.
Refer to Note 13 of VUHI's audited consolidated financial statements in Item 13 Financial Statements and Supplementary Data for further discussion of the company's Clean Air Act Compliance Plan and the USEPA's lawsuit against SIGECO for alleged violations of the Clean Air Act. Refer to Management's Discussion and Analysis of Liquidity and Capital Resources for the years ended December 31, 1998, 1999 and 2000 in Item 2 Financial Condition for the planned associated costs and Note 9 of VUHI's unaudited interim condensed consolidated financial statements included under Item 13 Financial Statements and Supplementary Data.

COMPETITION

The utility industry has been undergoing dramatic structural change for several years, resulting in increasing competitive pressures faced by electric and gas utility companies. Increased competition may create greater risks to the stability of utility earnings and may in the future reduce earnings from retail electric and gas sales. Currently, several states, including Ohio, have passed legislation that allows electricity customers to choose their electricity supplier in a competitive electricity market, and several other states are considering such legislation. At the present time, Indiana has not adopted such legislation. Ohio regulation provides for choice of commodity for all gas customers. Vectren plans to implement this choice for all of its gas customers in Ohio by 2002. Indiana has not adopted any regulation requiring gas choice except for large volume customers.

PERSONNEL

As of December 31, 1998, 1999 and 2000, VUHI had 1,863, 1,825 and 1,918
employees, respectively.

Concurrent with Vectren's purchase of the Ohio operations, Vectren and Local Union 175, Utility Workers Union of America agreed on a new labor agreement effective November 1, 2000, continuing in effect until October 31, 2005. The agreement provides a 3.25 percent wage increase each year, and the other terms and conditions are substantially the same as the agreement reached between the Utility Workers Union and Dayton Power and Light Company in August of 2000.

On July 31, 2000, SIGECO signed a new four-year labor agreement with Local 702 of the International Brotherhood of Electrical Workers. The new agreement provides a 3 percent wage increase for each year in addition to improvements in health care coverage, retirement benefits and incentive pay.

On October 4, 1999, SIGECO signed a new two-year labor contract, ending September 23, 2001, with Local 135 of the Teamsters, Chauffeurs, Warehousemen and Helpers. The contract provides for annual wage increases of 3 percent and improvements in health care coverage costs and pension and other benefits.

The labor agreement between Indiana Gas, Local Union 1393 of the International Brotherhood of Electrical Workers and Local Unions 7441 and 12213, United Steelworkers of America, went into effect November 27, 1998 for a five year term expiring on December 1, 2003. The agreement contains a 4 percent wage increase in 1998 and 3 percent wage increases each year thereafter during the term of the agreement, in addition to increased performance incentives, a new sick pay provision and a simplified pension benefit formula.

ITEM 2. FINANCIAL INFORMATION

Selected Financial Data as of and for the years ended December 31, 1996 - 2000

The following table presents selected consolidated financial information. The information should be read in conjunction with the consolidated financial statements of VUHI included in Item 13 of this filing. The financial information as of December 31, 1999 and 2000 and for the years ended December 31, 1998, 1999 and 2000 are derived from VUHI's audited consolidated financial statements. The financial information as of December 31, 1996, 1997, and 1998 and for the years ended December 31, 1996 and 1997 are derived from VUHI's internal unaudited consolidated financial statements. This information has been restated to reflect the reorganization of entities under common control pursuant to which each of Indiana Gas and SIGECO became a subsidiary of VUHI. VUHI's 2000 results reflect two months of results of the Ohio operations.


As of and for the Year Ended December 31
(in thousands)                 1996          1997 (3)      1998       1999        2000 (1,2)
                             ----------   ----------   ----------   ----------   ----------
Operating Revenues           $  921,496   $  886,164   $  785,125   $  807,142   $1,155,162
Operating Income             $  112,200   $   92,491   $  104,003   $  109,127   $   94,288
Net Income                   $   77,865   $   57,914   $   69,272   $   75,433   $   52,400
Total Assets                 $1,603,253   $1,563,352   $1,568,669   $1,623,908   $2,445,399
Redeemable Preferred Stock   $    7,500   $    7,500   $    7,500   $    7,500   $    7,500
Long-Term Obligations        $  391,847   $  404,420   $  362,879   $  452,764   $  575,724

(1) Merger and integration related costs incurred for the year ended December 31, 2000 totaled $32.7 million. These costs relate primarily to employee and executive severance, transaction costs and other merger and integration activities.

     As a result of merger integration activities, management has identified certain information systems that are expected to be retired in 2001. Accordingly, the useful lives of these assets have been shortened to reflect this decision. These information system assets are owned by a wholly owned subsidiary of Vectren, and the fees allocated by the subsidiary for the use of these systems by Indiana Gas are reflected in operation and maintenance expenses in the accompanying financial statements. As a result of the shortened useful lives, additional fees were incurred by VUHI during 2000, resulting in an increase in operation and maintenance expense of $11.4 million for the year ended December 31, 2000.

     In total, merger and integration related costs incurred for the year ended December 31, 2000 were $44.1 million ($31.6 million after tax). For additional information on merger and integration costs refer to Management's Discussion and Analysis also included in Item 2 of this filing.

(2) At December 31, 2000, Indiana Gas was not in compliance with the total indebtedness to capitalization ratio contained in its back up credit facility for its commercial paper program. The non-compliance resulted from the indebtedness incurred to purchase the Ohio operations and working capital requirements associated with higher gas costs. A waiver on the Indiana Gas facility has been obtained to waive the non-compliance through and including March 31, 2001 which effectively waives the non-compliance up to June 30, 2001, the date of the next quarterly test of the financial covenants. Vectren made a $100 million equity investment in Indiana Gas. In addition, Indiana Gas was granted a modification to the credit agreement by the syndicate banks raising the total indebtedness to capitalization ratio. As a result of these events, Indiana Gas is in compliance with its debt covenants at June 30, 2001. No amount is outstanding under the back up facility.

(3) In 1997, the Indiana Gas Board of Directors authorized management to undertake actions necessary and appropriate to restructure Indiana Gas' operations and recognize a resulting restructuring charge of $39.5 million ($24.5 million after tax), which included estimated costs related to involuntary workforce reductions of $5.4 million and impairment charges to plant and equipment of $34.1 million.

Selected Financial Data at and for the Three and Six Months Ended June 30, 2000 and 2001

The following table presents selected consolidated financial information. The information should be read in conjunction with the consolidated financial statements of VUHI included in Item 13 of this filing. The financial information as of June 30, 2000 and 2001 and for the three and six months ended June 30, 2000 and 2001 are derived from VUHI's internal unaudited consolidated financial statements. This information has been restated to reflect the reorganization of entities under common control pursuant to which each of Indiana Gas and SIGECO became a subsidiary of VUHI. VUHI's 2001 results reflect the results of the Ohio operations since acquisition on October 31, 2000.


                                    As of and for the Three Months               Six Months
                                            Ended June 30,                       Ended June 30,
                                       -----------------------            ------------------------
                                           2000          2001                  2000          2001
                                       ---------     ---------            ----------     ---------
Operating Revenues                     $ 178,774     $ 248,818             $ 452,609     $ 859,916
Operating Income                        $ 11,811       $ 2,625              $ 33,655      $ 54,273
Income Before Cumulative Effect
  of Change in Accounting Principle      $ 2,962(1)  $ (12,874)(1),(3)      $ 15,791(1)  $ 18,861(1),(3)
Net Income                               $ 2,962(1)  $ (12,874)(1),(2),(3)  $ 15,791(1)  $ 22,799(1),(2),(3)
Total Assets                         $ 1,576,675   $ 2,209,528
Redeemable Preferred Stock               $ 7,500       $ 7,500
Long-Term Obligations                  $ 449,546     $ 565,770


(1) Merger and integration costs incurred for the three months ended June 30, 2000 and 2001 were $3.2 million and zero, respectively, and for the six months ended June 30, 2000 and 2001 were $29.1 million and $0.7 million, respectively. These costs related primarily to employee and executive severance, transaction costs and other merger and integration activities.

     As a result of merger integration activities, Vectren management has identified certain information systems that are expected to be retired in 2001. Accordingly, the useful lives of these assets have been shortened to reflect this decision. These information system assets are owned by a wholly owned subsidiary of Vectren and the fees allocated by the subsidiary for the use of these systems by VUHI are reflected in operation and maintenance expenses in the accompanying financial statements. As a result of the shortened useful lives, additional fees were incurred by VUHI, resulting in additional operation and maintenance expense of approximately $3.3 million for both the three and six months ended June 30, 2000, respectively, and $2.7 million and $5.5 million for the three and six months ended June 30, 2001.

     In total, for the three months ended June 30, 2000 and 2001, merger and integration costs totaled $6.5 million ($5.9 million after tax) and $2.7 million ($1.7 million after tax), respectively.

     In total, for the six months ended June 30, 2000 and 2001, merger and integration costs totaled $32.4 million ($24.3 million after tax) and $6.2 million ($3.8 million after tax), respectively.

(2) VUHI adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), which requires that every derivative instrument be recorded on the balance sheet as an asset or liability measured at its fair value and that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met on January 1, 2001.

     The cumulative impact of the adoption of SFAS 133 on January 1, 2001 is an earnings gain of approximately $6.3 million ($3.9 million after tax).

(3) In June 2001, the management and board of directors of VUHI's parent company, Vectren, approved a plan to restructure primarily, its regulated operations. The restructuring plan will involve the elimination of administrative and supervisory positions in its utility operations and corporate office. Restructuring and related charges of $10.8 million ($6.7 million after tax) were expensed during the second quarter. These charges were comprised of $7.0 million for severance, related benefits and other employee related costs, $2.0 million for lease termination fees related to duplicate facilities, and $1.8 million for consulting fees incurred as of June 30, 2001.

     Restructuring costs for employee separation are associated with approximately 90 employees. Employee separation benefits include severance, healthcare and outplacement services. Employees are expected to begin exiting the business beginning August 2001.

     The restructuring program will be substantially completed by December 31, 2001.

Management's Discussion and Analysis of Results of Operations and Financial Condition for the years ended December 31, 1998, 1999 and 2000

                                    Overview

Vectren Utility Holdings, Inc. (VUHI), an Indiana corporation, was formed on March 31, 2000 to serve as the intermediate holding company for Vectren Corporation's (Vectren) three operating public utilities, Indiana Gas Company, Inc. (Indiana Gas), formerly a wholly owned subsidiary of Indiana Energy, Inc. (Indiana Energy), Southern Indiana Gas and Electric Company (SIGECO), formerly a wholly owned subsidiary of SIGCORP, Inc. (SIGCORP), and the Ohio operations (defined hereafter). Indiana Gas provides natural gas and transportation services to a diversified base of customers in 311 communities in 49 of Indiana's 92 counties. SIGECO provides generation, transmission, distribution and the sale of electric power to Evansville, Indiana, and 74 other communities, and the distribution and sale of natural gas to Evansville, Indiana, and 64 communities in ten counties in southwestern Indiana. The Ohio operations provide natural gas distribution and transportation services to Dayton, Ohio and 16 counties in west central Ohio.

Vectren is an Indiana corporation that was organized on June 10, 1999, solely for the purpose of effecting the merger of Indiana Energy and SIGCORP. On March 31, 2000, the merger of Indiana Energy with SIGCORP and into Vectren was consummated with a tax-free exchange of shares and has been accounted for as a pooling-of-interests. Therefore, the reorganization of Indiana Gas and SIGECO into subsidiaries of VUHI has been accounted for as a combination of entities under common control. These transactions did not affect the preferred stock and debt securities of Indiana Gas and SIGECO.

On October 31, 2000, Vectren acquired the natural gas distribution assets of The Dayton Power and Light Company for approximately $465 million. The acquisition has been accounted for as a purchase transaction in accordance with Accounting Principles Board (APB) Opinion No. 16 and accordingly, the results of operations of the acquired assets are included in the accompanying financial statements since the date of acquisition.

Vectren acquired the natural gas distribution assets as a tenancy in common through two separate wholly owned subsidiaries. Vectren Energy Delivery of Ohio, Inc. (VEDO), a wholly owned subsidiary, holds a 53 percent undivided ownership interest in the assets, and Indiana Gas holds a 47 percent undivided ownership interest. VEDO is the operator of the assets, operations of which are referred to as "the Ohio operations." VUHI established a $435 million commercial paper program to fund the majority of the acquisition. This facility was utilized at October 31, 2000. VEDO's portion of the acquisition was funded with short-term borrowings from VUHI. Indiana Gas' portion of the acquisition was funded with a combination of short-term borrowings from VUHI and its commercial paper program.

                              Results of Operations

Net Income

Consolidated net income was $52.4 million for the year ended December 31, 2000. Consolidated net income before merger and integration costs of $44.1 million, including $11.4 million of additional operations and maintenance expenses related to the shortened useful lives of certain information systems to be retired in 2001 (see merger and integration costs below), was $84.0 million for the year ended December 31, 2000, as compared to net income of $75.4 million and $69.3 million for 1999 and 1998, respectively. VUHI's 2000 results reflect two months of results of the Ohio operations.

Utility Margin (Utility Operating Revenues Less Utility Cost of Gas, Cost of Fuel and Purchased Power)


VUHI's utility gas margin increased $33.1 million to $266.2 million compared to the twelve-month period in 1999, $28.2 million of the increase reflected the inclusion of the Ohio operations' results for two months. The remaining $4.9 million, or 2 percent, increase attributable to Indiana Gas and SIGECO gas operations reflects 8 percent (11.9MMDth) greater throughput (combined sales and transportation) due to much colder temperatures during the fourth quarter of 2000 than the 1999 period and a 2 percent growth in customers. Residential and commercial sales rose 7 percent and 10 percent, respectively. Temperatures were 11 percent colder during the current twelve-month period and approached normal for the year. These favorable impacts on gas margin were partially offset by a

$3.8 million disallowance of recoverable gas costs by the Indiana Utility Regulatory Commission (IURC), charged against gas revenues in December 2000. (See Note 14 of VUHI's audited consolidated financial statements in Item 13 Financial Statements and Supplementary Data.)

In 1999, gas utility margin was $233.1 million, as compared to $217.3 million for the prior year. The 1999 increase is primarily attributable to weather being 8 percent colder than the same period in 1998 and the addition of new residential and commercial customers.

VUHI's rates for gas transportation generally provide for the same margins as are earned on the sale of gas under their applicable sales tariffs. Approximately one-half of total gas system throughput represents gas used for space heating and is affected by weather.

Total cost of gas sold was $552.5 million in 2000, $266.4 million in 1999 and $271.5 million in 1998. Excluding $83.2 million related to the Ohio operations for two months, total cost of gas sold increased $202.9 million, or 76 percent, for the year ended December 31, 2000 compared to 1999, primarily due to significantly higher average per unit purchased gas costs. The total average cost per dekatherm of gas purchased by Indiana Gas and SIGECO was $5.77 in 2000 compared to $3.58 in 1999. The price changes are due primarily to changing commodity costs in the marketplace. Lower average per unit costs of gas sold during 1999 as compared to 1998 more than offset the impact of the increased throughput, causing the slight decline in 1999 cost of gas sold. VUHI's subsidiaries are generally allowed full recovery of such changes in purchased gas costs from their retail customers through commission-approved gas cost adjustment mechanisms. (See Note 14 of VUHI's audited consolidated financial statements in Item 13 Financial Statements and Supplementary Data.)

Electric margin increased $9.7 million, or 5 percent, to $224.3 million for the twelve-month period in 2000 compared to the same period in 1999. Although unit prices were lower than in 1999, sales to the wholesale energy markets contributed $4.4 million of the margin increase with volumes up 39 percent for 2000 compared to 1999. Additionally, the impact of much colder temperatures on electric heating sales and a 5 percent growth in commercial customers contributed to the 2000 electric margin increase. Mild summer temperatures impacted both 2000 and 1999. Retail and firm wholesale electric sales for 2000 increased 2 percent and total electric sales increased 8 percent.

Electric utility margin for the year ended December 31, 1999 was $214.6 million, compared to $208.3 million for the prior year. The $6.4 million increase in margin reflects a 5 percent increase in retail and firm wholesale electric sales primarily due to stronger industrial and commercial sales and a $1.0 million increase in margin from sales to other wholesale customers. Although sales to other wholesale customers declined 17 percent in 1999 due to milder summer temperatures which eased demand in these markets, several new sales contracts produced higher average unit sales prices to these customers.

A 1 percent increase in electric generation and higher per unit coal costs resulted in a $3.5 million, or 5 percent, increase in fuel costs for electric generation for 2000 compared to the prior year. Fuel costs for electric generation increased $3.3 million, or 5 percent, in 1999.

Although SIGECO's sales of electric energy to other wholesale customers are provided primarily from otherwise unutilized capacity, SIGECO's purchases of electricity from other utilities for resale to other wholesale customers typically represent the majority of SIGECO's total purchased electric energy costs. The 39 percent increase in sales to other wholesale customers combined with higher average market prices caused purchased electric energy costs to increase $15.6 million, or 75 percent, for the year ended December 31, 2000 compared to 1999. During 1999, total purchases of electric energy declined 13 percent due to the 17 percent decline in sales to wholesale customers, however higher average market prices for energy purchased resulted in total costs remaining comparable to 1998 costs.

Operating Expenses

Excluding $7.1 million in expenses related to the Ohio operations, VUHI's operations and maintenance expenses increased $15.4 million, or 8 percent, for the year ended December 31, 2000, compared to the same period in 1999. The increase is primarily attributable to increased fees from a wholly owned subsidiary of Vectren to reflect the shortened useful lives of certain information systems in use by VUHI's subsidiaries (see merger and integration costs below).

Operations and maintenance expenses rose $8.2 million, or 5 percent, for 1999 as compared to 1998. This increase is primarily due to expenses associated with the new customer information and work management systems and rental expense related to buildings previously owned.

Depreciation and amortization increased $ 3.0 million, or 4 percent, and $ 4.3 million, or 6 percent, for the years ended December 31, 2000 and 1999, respectively. The increase in 2000 is primarily attributable to amortization of goodwill related to the acquisition of the Ohio operations and depreciation of its utility plant for two months. The increase in expense over 1998 reflects depreciation of normal additions of utility plant at Indiana Gas and SIGECO.

Federal and state income taxes declined $8.2 million in 2000, compared to 1999 due primarily to $31.3 million lower pre-tax earnings, partially offset by a higher effective tax rate resulting from the non-deductibility of certain merger costs. Federal and state income taxes increased $4.1 million, or 10 percent during 1999 compared to 1998 due primarily to higher pre-tax income in 1999.

Taxes other than income taxes increased $7.7 million, or 27 percent, during 2000 due to $7.1 million related to the Ohio operations, primarily Ohio excise tax, and increased $2.0 million, or 8 percent, in 1999 due to higher gross receipts and property tax expense.

Merger and Integration Costs

Merger and integration costs incurred for the year ended December 31, 2000 totaled $32.7 million, including $1.8 million related to the integration of the Ohio operations. Vectren expects to realize net merger savings of nearly $200 million over the next ten years from the elimination of duplicate corporate and administrative programs and greater efficiencies in operations, business processes and purchasing encompassed in operations. The continued merger integration activities, which will contribute to the merger savings, will be substantially completed in 2001. Merger costs are reflected in the financial statements of the operating subsidiaries in which merger savings are expected to be realized.

Of the $32.7 million of merger and integration costs incurred in 2000 by VUHI and its subsidiaries, accruals were established at March 31, 2000 totaling $19.3 million. Of this amount, $5.5 million related to employee and executive severance costs, $11.7 million related to transaction costs and regulatory filing fees incurred prior to the closing of the merger, and the remaining $2.1 million related to employee relocations that occurred prior to or coincident with the merger closing. At December 31, 2000, the accrual remaining for such costs totaled $1.8 million, all related to severance costs. Of the $32.7 million, the remaining $13.4 million was expensed throughout the year for accounting fees resulting from merger related filing requirements, consulting fees related to integration activities such as organization structure, employee travel between company locations as part of integration activities, internal labor of employees assigned to integration teams, investor relations communications activities, and certain benefit costs.

During the merger planning process, approximately 135 positions were identified for elimination. As of December 31, 2000, approximately 70 positions have been vacated, with the remaining 65 positions to be eliminated in 2001.

The integration activities experienced by the company included such things as information system consolidation, process review and definition, organization design and consolidation, and knowledge sharing.

As a result of merger integration activities, management has identified certain information systems which are expected to be retired in 2001. Accordingly, the useful lives of these assets have been shortened to reflect this decision. These information system assets are owned by a wholly owned subsidiary of Vectren and the fees allocated by the subsidiary for the use of these systems by VUHI's subsidiaries are reflected in operation and maintenance expenses in the accompanying consolidated financial statements. As a result of the shortened useful lives, additional fees were incurred by VUHI during 2000, resulting in an increase in operation and maintenance expense of $11.4 million.

In total, merger and integration costs were $44.1 million, or $31.6 million after tax, in 2000.

Other Income

Other income increased $1.0 million and $1.1 million, respectively, for the years ended December 31, 2000 and 1999 due primarily to increased additional funds used during construction (AFUDC). The increase in 1999 was partially offset by the loss of other income resulting from sales of emission allowance credits under a five year contract ending in 1998. Other income from emission allowance credits sold in 1998 approximated $1.4 million.

Interest Expense

Interest expense for the twelve month period in 2000 rose $9.3 million, or 25 percent, compared to 1999. The increase was due primarily to increased working capital requirements resulting from higher natural gas prices, interest related to financing the acquisition of the Ohio operations, and higher average interest rates on utility debt and short-term borrowings. Interest expense for 1999 and 1998 was comparable.

                             Other Operating Matters

Operation of Warrick Generating Station

On August 21, 2000, SIGECO announced that no later than April 18, 2001, ALCOA, INC. (ALCOA) would begin operating the Warrick Generating Station. In 1956, arrangements were made for SIGECO to operate the Warrick Generating Station as an agent for ALCOA. Three generating units at the plant are owned by ALCOA. SIGECO owns the fourth unit equally with ALCOA. The operating change will have no impact on SIGECO's generating capacity and is not expected to have any negative impact on VUHI's financial results. Additionally, SIGECO will retain ALCOA as a wholesale power and transmission services customer. Transition of the plant operations was completed in March 2001.

                          Rate and Regulatory Matters

Commodity prices for natural gas purchases during the last six months of 2000 unexpectedly increased significantly, primarily due to the expectation of a colder winter, which led to increased demand and tighter supplies. VUHI's utility subsidiaries are allowed full recovery of such charges in purchased gas costs from their retail customers through commission-approved gas cost adjustment mechanisms, and margin on gas sales should not be impacted. In 2001, VUHI's utility subsidiaries may experience higher working capital requirements, increased expenses, including unrecoverable interest costs and uncollectibles, and possibly some level of price sensitive reduction in volumes sold.

On October 11, 2000, Indiana Gas filed for approval of its regular quarterly GCA. In early December, the IURC issued an interim order approving the request by Indiana Gas for a GCA factor for December 2000. On January 4, 2001, the IURC approved the January and February 2001 GCA as filed. The order also addressed the claim by the OUCC that a portion of the requested GCA be disallowed because Indiana Gas should have entered into additional commitments for this winter's gas supply in late 1999 and early 2000. In procuring gas supply for this winter, Indiana Gas followed the gas procurement practices that it had employed over the last several years. In response to the claim by the OUCC, the IURC found that there should be a $3.8 million disallowance related to gas procurement for the winter season. As a result, Indiana Gas recognized a pre-tax charge of $3.8 million in December 2000. Both Indiana Gas and the OUCC appealed the ruling. The Citizens Action Coalition of Indiana, Inc. (CAC), a not for profit consumer advocate, also filed with the IURC a petition to intervene and a notice of appeal of the order.

In March 2001, Vectren, Indiana Gas and SIGECO reached agreement with the OUCC and CAC regarding the IURC Order. As part of the agreement, among other things, the companies agreed to contribute an additional $1.9 million to the state of Indiana's Low Income Heating Assistance Program in 2001 and to credit $3.3 million of the $3.8 million disallowed amount to Indiana Gas customers' April 2001 utility bills in exchange for both the OUCC and the CAC dropping their appeals of the IURC Order. The contributions to Indiana's Low Income Heating Assistance Program totaling $1.9 million were made in 2001 and were charged to other income, net in 2001. There was no impact to 2000 results of operations as a result of these contributions.

For further information on the agreement refer to Vectren's Current Report on Form 8-K dated March 29, 2001.

Refer to Notes 14 and 15 in VUHI's audited consolidated financial statements included in Item 13 Financial Statements and Supplementary Data regarding negotiations with the IURC and the OUCC on purchased power costs (Note 14) and transactions with ProLiance (Note 15).

                              Environmental Matters

Clean Air Act

NOx SIP Call Matter. In October 1997, the United States Environmental Protection Agency (USEPA) proposed a rulemaking that could require uniform nitrogen oxide
(NOx) emissions reductions of 85 percent by utilities and other large sources in a 22-state region spanning areas in the Northeast, Midwest, Great Lakes, Mid-Atlantic and South. This rule is referred to as the "NOx SIP call." The USEPA provided each state a proposed budget of allowed NOx emissions, a key ingredient of ozone, which requires a significant reduction of such emissions. Under that budget, utilities may be required to reduce NOx emissions to a rate of 0.15 lb/mmBtu below levels already imposed by Phase I and Phase II of the Clean Air Act Amendments of 1990 (the Act). Midwestern states (the alliance) have been working together to determine the most appropriate compliance strategy as an alternative to the USEPA proposal. The alliance submitted its proposal, which calls for a smaller, phased in reduction of NOx levels, to the USEPA and the Indiana Department of Environmental Management (IDEM) in June 1998.

In July 1998, Indiana submitted its proposed plan to the USEPA in response to the USEPA's proposed new NOx rule and the emissions budget proposed for Indiana. The Indiana plan, which calls for a reduction of NOx emissions to a rate of 0.25 lb/mmBtu by 2003, is less stringent than the USEPA proposal but more stringent than the alliance proposal.

On October 27, 1998, USEPA issued a final rule "Finding of Significant Contribution and Rulemaking for Certain States in the Ozone Transport Assessment Group Region for Purposes of Reducing Regional Transport of Ozone," (63 Fed. Reg. 57355). The final rule requires that 23 states and jurisdictions must file revised state implementation plans (SIPs) with the USEPA by no later than September 30, 1999, which was essentially unchanged from its October 1997, proposed rule. The USEPA has encouraged states to target utility coal-fired boilers for the majority of the reductions required, especially NOx emissions. Northeastern states have claimed that ozone transport from midwestern states (including Indiana) is the primary reason for their ozone concentration problems. Although this premise is challenged by others based on various air quality modeling studies, including studies commissioned by the USEPA, the USEPA intends to incorporate a regional control strategy to reduce ozone transport. The USEPA's final ruling is being litigated in the federal courts by approximately ten midwestern states, including Indiana.

During the second quarter of 1999, the USEPA lost two federal court challenges to key air-pollution control requirements. In the first ruling by the U.S. Circuit Court of Appeals for the District of Columbia on May 14, 1999, the Court struck down the USEPA's attempt to tighten the one-hour ozone standard to an eight-hour standard and the attempt to tighten the standard for particulate emissions, finding the actions unconstitutional. In the second ruling by the same Court on May 25, 1999, the Court placed an indefinite stay on the USEPA's attempts to reduce the allowed NOx emissions rate from levels required by the Clean Air Act Amendments of 1990. The USEPA appealed both court rulings. On October 29, 1999, the Court refused to reconsider its May 14, 1999 ruling.

On March 3, 2000, the D.C. Circuit of Appeals upheld the USEPA's October 27, 1998 final rule requiring 23 states and the District of Columbia to file revised SIPs with the USEPA by no later than September 30, 1999. Numerous petitioners, including several states, have filed petitions for rehearing with the U.S. Court of Appeals for the District of Columbia in Michigan v. the USEPA. On June 22, 2000, the D.C. Circuit Court of Appeals denied petition for rehearing en banc and lifted its May 25, 1999 stay. Following this decision, on August 30, 2000, the D.C. Circuit Court of Appeals issued an extension of the SIP Call implementation deadline, previously May 1, 2003, to May 31, 2004. On September 20, 2000, petitioners filed a Petition of Writ of Certiori with the United States Supreme Court requesting review of the D.C. Circuit Court's March 3, 2000 Order. The Court has not yet ruled on the Petition for Certiorari. The USEPA granted Section 126 Petitions filed by northeastern states that require named sources in the eastern half of Indiana to achieve NOx reduction by May 1, 2003. No SIGECO facilities are named in the Section 126 Petitions filed by northeastern states, therefore SIGECO's compliance date remains May 31, 2004.

The proposed NOx emissions budget for Indiana stipulated in the USEPA's final ruling requires a 36 percent reduction in total NOx emissions from Indiana. The ruling, pending finalization of state rule making, could require SIGECO to lower its system-wide emissions by approximately 70 percent. Depending on the level of system-wide emissions reductions ultimately required, and the control technology utilized to achieve the reductions, the estimated construction costs of the control equipment could reach $160 million, which are expected to be expended during the 2001-2004 period, and related additional operation and maintenance expenses could be an estimated $8 million to $10 million, annually. No accrual has been recorded by the company related to the NOx SIP Call matter. The rules governing NOx emissions, once finalized, are to be applied prospectively.

Mercury Emissions. On December 14, 2000, the USEPA released a statement announcing that reductions of mercury emissions from coal-fired plants will be required in the near future. The USEPA will propose regulations by December 2003 and issue final rules by December 2004.

Under the Act, the USEPA is required to study emissions from power plants in order to determine if additional regulations are necessary to protect public health. The USEPA reported its study to Congress in February 1998. That study concluded that of all toxic pollution examined, mercury posed the greatest concern to public health. An earlier USEPA study concluded that the largest source of human-made mercury pollution in the United States was coal-fired power plants.

After completion of the study, the Act required the USEPA to determine whether to proceed with the development of regulations. The USEPA announced that it had affirmatively decided that mercury air emissions from power plants should be regulated. Because rules governing mercury emissions are under development, the determination of exposure, if any, is impossible as there are no standards or rules by which compliance (or lack thereof) can be measured. Accordingly, no accrual has been recorded by the company related to the mercury emissions matter.

Culley Generating Station Investigation Matter. The USEPA initiated an investigation under Section 114 of the Act of SIGECO's coal-fired electric generating units in commercial operation by 1977 to determine compliance with environmental permitting requirements related to repairs, maintenance, modifications and operations changes. The focus of the investigation was to determine whether new source performance standards should be applied to the modifications and whether the best available control technology was, or should have been, used. Numerous other electric utilities were, and are currently, being investigated by the USEPA under an industry-wide review for similar compliance. SIGECO responded to all of the USEPA's data requests during the investigation. In July 1999, SIGECO received a letter from the Office of Enforcement and Compliance Assurance of the USEPA discussing the industry-wide investigation, vaguely referring to the investigation of SIGECO and inviting SIGECO to participate in a discussion of the issues. No specifics were noted; furthermore, the letter stated that the communication was not intended to serve as a notice of violation. Subsequent meetings were conducted in September and October with the USEPA and targeted utilities, including SIGECO, regarding potential remedies to the USEPA's general allegations.

On November 3, 1999, the USEPA filed a lawsuit against seven utilities, including SIGECO. The USEPA alleges that, beginning in 1992, SIGECO violated the Act by: (i) making modifications to its Culley Generating Station in Yankeetown, Indiana without obtaining required permits; (ii) making major modifications to the Culley Generating Station without installing the best available emission control technology; and (iii) failing to notify the USEPA of the modifications. In addition, the lawsuit alleges that the modifications to the Culley Generating Station required SIGECO to begin complying with federal new source performance standards.

SIGECO believes it performed only maintenance, repair and replacement activities at the Culley Generating Station, as allowed under the Act. Because proper maintenance does not require permits, application of the best available emission control technology, notice to the USEPA, or compliance with new source performance standards, SIGECO believes that the lawsuit is without merit, and intends to vigorously defend the lawsuit.

The lawsuit seeks fines against SIGECO in the amount of $27,500 per day per violation. The lawsuit does not specify the number of days or violations the USEPA believes occurred. The lawsuit also seeks a court order requiring SIGECO to install the best available emissions technology at the Culley Generating Station. If the USEPA is successful in obtaining an order, SIGECO estimates that it would incur capital costs of approximately $40 million to $50 million complying with the order. In the event that SIGECO is required to install system-wide NOx emission control equipment, as a result of the NOx SIP call issue, the majority of the $40 million to $50 million for best available emissions technology at Culley Generating Station would be included in the $160 million expenditure previously discussed.

The USEPA has also issued an administrative notice of violation to SIGECO making the same allegations, but alleging that violations began in 1977.

While it is possible that SIGECO could be subjected to criminal penalties if the Culley Generating Station continues to operate without complying with the new source performance standards and the allegations are determined by a court to be valid, SIGECO believes such penalties are unlikely as the USEPA and the electric utility industry have a bonafide dispute over the proper interpretation of the Act. Accordingly, no accrual has been recorded by the company, and SIGECO anticipates at this time that the plant will continue to operate while the matter is being decided.

Information Request. On January 23, 2001, SIGECO received an information request from the USEPA under Section 114(a) of the Act for historical operational information on the Warrick and A.B. Brown generating stations. SIGECO plans to provide all information requested, and management believes that no significant issues will arise from this request.

Manufactured Gas Plants

In the past, Indiana Gas and others operated facilities for the manufacture of gas. Given the availability of natural gas transported by pipelines, these facilities have not been operated for many years. Under currently applicable environmental laws and regulations, Indiana Gas, and the others, may now be required to take remedial action if certain byproducts are found above the regulatory thresholds at these sites.

Indiana Gas has identified the existence, location and certain general characteristics of 26 gas manufacturing and storage sites for which it may have some remedial responsibility. Indiana Gas has completed a remedial investigation/feasibility study (RI/FS) at one of the sites under an agreed order between Indiana Gas and the Indiana Department of Environmental Management
(IDEM), and a Record of Decision (ROD) was issued by the IDEM in January 2000. Although Indiana Gas has not begun an RI/FS at additional sites, Indiana Gas has submitted several of the sites to the IDEM's Voluntary Remediation Program (VRP) and is currently conducting some level of remedial activities including groundwater monitoring at certain sites where deemed appropriate and will continue remedial activities at the sites as appropriate and necessary.

In conjunction with data compiled by expert consultants, Indiana Gas has accrued the estimated costs for further investigation, remediation, groundwater monitoring and related costs for the sites. While the total costs that may be incurred in connection with addressing these sites cannot be determined at this time, Indiana Gas has accrued costs that it reasonably expects to incur totaling approximately $20.3 million.

The estimated accrued costs are limited to Indiana Gas' proportionate share of the remediation efforts. Indiana Gas has arrangements in place for 19 of the 26 sites with other potentially responsible parties, which serve to limit Indiana Gas' share of response costs at these 19 sites to between 20 and 50 percent.

With respect to insurance coverage, as of December 31, 2000, Indiana Gas has received and recorded settlements from all known insurance carriers in an aggregate amount approximating its $20.3 million accrual.

Environmental matters related to manufactured gas plants have had no material impact on earnings since costs recorded to date approximate PRP and insurance settlement recoveries. While Indiana Gas has recorded all costs which it presently expects to incur in connection with activities at these sites, it is possible that future events may require some level of additional remedial activities which are not presently foreseen.

As a result of the ongoing appeal of a generic order issued by the IURC in August 1999 regarding guidelines for the recovery of purchased power costs, SIGECO entered into a settlement agreement with the Indiana Office of Utility

Consumer Counselor (OUCC) that provides certain terms with respect to the recoverability of such costs. The settlement, originally approved by the IURC on August 9, 2000, has been extended by agreement through March 2002. Under the settlement, SIGECO can recover the entire cost of purchased power up to an established benchmark, and during forced outages, SIGECO will bear a limited share of its purchased power costs regardless of the market costs at that time. Based on this agreement, SIGECO believes it has significantly limited its exposure to unrecoverable purchased power costs.

Commodity prices for natural gas purchases during the last six months of 2000 increased, primarily due to the expectation of a colder winter, which led to increased demand and tighter supplies. Vectren's utility subsidiaries are typically allowed full recovery of such charges in purchased gas costs from their retail customers through commission-approved gas cost adjustment. On October 11, 2000, Indiana Gas filed for approval of its quarterly gas cost adjustment (GCA). In early December, the IURC issued an interim order approving the request by Indiana Gas for a GCA factor for December 2000. On January 4, 2001, the IURC approved the January and February 2001 GCA as filed. The order also addressed the claim by the OUCC that a portion of the requested GCA be disallowed because Indiana Gas should have entered into additional commitments for this winter's gas supply in late 1999 and early 2000. In procuring gas supply for this winter, Indiana Gas followed the gas procurement practices that it had employed over the last several years. In response to the claim by the OUCC, the IURC found that there should be a $3.8 million disallowance related to gas procurement for the winter season. As a result, Indiana Gas recognized a pre-tax charge of $3.8 million in December 2000. Both Indiana Gas and the OUCC appealed this ruling. The Citizens Action Coalition of Indiana, Inc., a not for profit consumer advocate, also filed with the IURC a petition to intervene and a notice of appeal of the order.

In March 2001, Vectren, Indiana Gas and SIGECO reached agreement with the OUCC and CAC regarding the IURC Order. As part of the agreement, among other things, the companies agreed to contribute an additional $1.9 million to the state of Indiana's Low Income Heating Assistance Program in 2001 and to credit $3.3 million of the $3.8 million disallowed amount to Indiana Gas customers' April 2001 utility bills in exchange for both the OUCC and the CAC dropping their appeals of the IURC Order.

                          New Accounting Pronouncement

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), which requires that every derivative instrument be recorded on the balance sheet as an asset or liability measured at its fair value and that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met.

SFAS 133, as amended, is effective for fiscal years beginning after June 15, 2000 and must be applied to derivative instruments and certain derivative instruments embedded in hybrid contracts that were issued, acquired or substantively modified after December 31, 1998. VUHI has completed the process of identifying all derivative instruments, determining fair market values of these derivatives using quoted market prices from independent sources, designating and documenting hedge relationships, and evaluating the effectiveness of those hedge relationships. As a result of the successful completion of this process, VUHI adopted SFAS 133 as of January 1, 2001.

SFAS 133 requires that as of the date of initial adoption, the difference between the fair market value of derivative instruments recorded on the balance sheet and the previous carrying amount of those derivatives be reported in net income or other comprehensive income, as appropriate, as the cumulative effect of a change in accounting principle in accordance with APB 20, "Accounting Changes."

A limited number of VUHI's contracts are defined as derivatives under SFAS 133. These derivatives are forward physical contracts for the purchase and sale of electricity by SIGECO's power marketing operations and an interest rate swap.

The cumulative impact of the adoption of SFAS 133 on January 1, 2001 is an earnings gain of approximately $6.3 million due to the derivatives used in SIGECO's power marketing operations. The impact of the interest rate swap was immaterial.

                         Liquidity and Capital Resources

VUHI's capitalization objective is 40-55 percent permanent capitalization. This objective may have varied, and will vary, from time to time, depending on particular business opportunities and seasonal factors that affect the company's operation. VUHI's common equity component was 49 percent and 53 percent of its total capitalization, including current maturities of long-term debt and adjustable rate bonds subject to tender, at December 31, 2000 and 1999, respectively. The common equity component of 49 percent at December 31, 2000 is expected to be reduced in 2001 upon the refinancing of approximately $300 million of the short-term debt issued related to the acquisition of the Ohio operations with long-term debt. Subsequent to December 31, 2000, VUHI repaid $129.4 million of commercial paper with proceeds received from an equity contribution by Vectren. Vectren funded the contribution with the proceeds from an offering of its common stock.

Short-term cash working capital is required primarily to finance customer accounts receivable, unbilled utility revenues resulting from cycle billing, gas in underground storage, prepaid gas delivery services, capital expenditures and investments until permanently financed. Short-term borrowings tend to be greatest during the summer when accounts receivable and unbilled utility revenues related to electricity are highest and gas storage facilities are being refilled. During 2000, however, short-term borrowings related to working capital requirements were greatest during the last six months of the year due to the higher natural gas costs. On October 31, 2000, the acquisition of the Ohio operations was completed for a purchase price of approximately $465 million. Commercial paper was issued to fund the purchase and will be replaced over time with permanent financing.

Cash Flow from Operations

VUHI's primary source of liquidity to fund working capital requirements has been cash generated from operations, which totaled approximately $16.5 million, $152.7 million and $137.5 million in 2000, 1999 and 1998, respectively.

Cash from operations decreased during 2000 as compared to 1999 by approximately $136.2 million. The decrease is primarily attributable to merger and integration costs, increased recoverable fuel and natural gas costs and increased working capital requirements resulting from higher natural gas costs. The increase in 1999 cash flow from operations as compared to 1998 of approximately $15.2 million is primarily attributable to increased net income and favorable changes in working capital accounts.

Capital Expenditures and Other Investing Activities

Cash required for investing activities of $581.1 million for the year ended December 31, 2000 includes, among other things, $463.3 million required for the acquisition of the Ohio operations and $121.2 million of capital expenditures. This is an increase of $459.0 million over prior year due primarily to the acquisition of the Ohio operations.

Cash required for investing activities in 1999 increased $27.0 million over 1998 requirements due primarily to a $10.4 million increase in capital expenditures for implementation of several comprehensive information systems necessary to meet expanding customer service needs and to better manage resources and additional expenditures for normal replacements and improvements of gas and electric utility systems. Additionally, capital expenditures for 1998 were offset by the sale of an office building for proceeds of approximately $9.2 million.

New construction and normal system improvements needed to provide service to a growing customer base will continue to require substantial capital expenditures. Additionally, during the four year period 2001 through 2004, construction costs for NOx emissions control equipment are estimated to total approximately $160 million. Capital expenditures expected for the five year period 2001 - 2005 are as follows:

In millions                 2001     2002     2003     2004     2005    Total
                         -------   ------   ------   ------   ------   ------
Capital Expenditures     $ 160.3   $143.3   $143.1   $122.8   $135.5   $705.0

The  above projected expenditures include the following:
- Expenditures for NOx compliance of approximately $40 million in 2001, $30 million in 2002, $55 million in 2003 and $35 million in 2004.
- Expenditures for an 80-megawatt gas combustion turbine generator of $20 million in 2001 and $13 million in 2002.
- Expenditures for additional generation assets of approximately $40 million in 2005.

Financing Activities

Cash flow from financing activities of $566.0 million for the year ended December 31, 2000 includes $625.3 million of additional net borrowings offset by $56.0 million of dividends on shares of common and preferred stock. This is an increase of $596.3 million over prior year due primarily to funding the acquisition of the Ohio operations and increased working capital requirements.

Cash required for financing activities in 1999 decreased $14.1 million compared to 1998 requirements. The decrease is primarily the result of the issuance of long-term debt, partially offset by decreases in short borrowings.

On December 28, 2000, VUHI issued $150 million in floating rate notes to repay an equal amount of outstanding commercial paper utilized for the Ohio operations acquisition. The notes bear interest at a rate equal to the three month US dollar LIBOR rate plus .75 percent. Concurrently with the completion of this financing, a floating rate to fixed rate swap was executed which in effect resulted in a fixed rate of 6.64 percent on the notes.

In December 2000, Indiana Gas filed a prospectus with the SEC with respect to the issuance of $70 million in debt securities. On December 28, 2000, $20 million of 15-Year Insured Quarterly (IQ) Notes bearing interest at a rate of
7.15 percent per year and $50 million of 30-Year IQ Notes bearing interest at a rate of 7.45 percent per year were issued. The 15-Year IQ Notes will mature on December 15, 2015, and 30-Year IQ Notes will mature on December 16, 2030, unless, in each case, redeemed prior to that date. Indiana Gas will have the option to redeem the 15-Year IQ Notes, in whole or in part, from time to time on or after December 15, 2004. Indiana Gas will have the option to redeem the 30-Year IQ Notes in whole or in part, from time to time on or after December 15, 2005. The net proceeds of the debt issuance were used to repay outstanding commercial paper.

Provisions under which certain of Indiana Gas' Series E Notes were issued entitle the holders of $25.0 million of these notes to put the debt back to Indiana Gas at face value at certain specified dates before maturity beginning in 2000. Long-term debt subject to the put provisions during the five years following 2000 (in millions) is $0 in 2001, $6.5 in 2002, $0 in 2003, $3.5 in
2004 and $10.0 in 2005. During 2000, put provisions of $5.0 million of the notes were not exercised.

On March 1, 2000, the interest rate on $31.5 million of Adjustable Rate Pollution Control Bonds of SIGECO, due March 1, 2025, was changed from 3.00 percent to 4.30 percent. The new interest rate was fixed through February 28, 2001. Also on March 1, 2000, the interest rate on $22.2 million of Adjustable Rate Pollution Control Bonds of SIGECO, due March 1, 2020, was changed from 3.05 percent to 4.45 percent. The new interest rate was also fixed through February 28, 2001. The two series of bonds were re-set for a five-year period effective March 1, 2001 at 4.65 percent for the $31.5 million bonds and 5.00 percent for the $22.2 million bonds.

Indiana Gas' and SIGECO's credit ratings on outstanding debt at December 31, 2000 were A/A2 and A/A1, respectively. VUHI's commercial paper related to the October 2000 acquisition of the Ohio operations has a credit rating of A-1/P-2. Indiana Gas' commercial paper retains an A-1/P-1 rating.

At December 31, 2000, VUHI had $803 million of short-term borrowing capacity for use in its utility operations, of which approximately $149 million was available.

At December 31, 2000, Indiana Gas is not in compliance with the total indebtedness to capitalization ratio contained in its back up credit facility for its commercial paper program. The non-compliance resulted from the indebtedness incurred to purchase its ownership interest in the Ohio operations. A waiver on the Indiana Gas facility has been obtained to waive the non-compliance through and including March 31, 2001 which effectively waives the non-compliance up to June 30, 2001, the date of the next quarterly test of the financial covenants. Vectren anticipates making an equity investment in Indiana Gas to bring Indiana Gas back into compliance. No amount is outstanding under the back up facility.

During the five year period 2001 - 2005, maturities and sinking fund requirements on long-term debt subject to mandatory redemption, in millions, are $0 in 2001, $0 in 2002, $16.0 million in 2003, $15.0 million in 2004, and $0 in
2005.

Management's Discussion and Analysis of Results of Operations and Financial Condition for the Three and Six Months Ended June 30, 2000 and 2001.

                              Results of Operations

Net Income

For the three months ended June 30, 2001, the company incurred a consolidated net loss of $12.9 million. Before nonrecurring charges such as merger and integration and restructuring costs, the net loss was $4.5 million, compared to the net loss before merger and integration costs for the second quarter of 2000 of $7.9 million.

For the six months ended June 30, 2001, consolidated net income was $22.8 million. Before nonrecurring charges such as merger and integration and restructuring costs, net income was of $33.3 million, compared to net income before merger and integration costs for the six months ended June 30, 2000 of $40.1 million. VUHI's results for the six months ended June 30, 2001 reflect the results of the Ohio operations.

See discussion of merger and integration costs and restructuring costs that follow.

Merger and Integration Costs

Merger and integration costs incurred for the three and six months ended June 30, 2001 were zero and $0.7 million, respectively and for the three and six months ended June 30, 2000 totaled $3.2 million and $29.1 million, respectively. Vectren expects to realize net merger savings of nearly $200 million over the next ten years from the elimination of duplicate corporate and administrative programs and greater efficiencies in operations, business processes and purchasing. The continued merger integration activities, which will contribute to the merger savings, will be completed in 2001. Merger costs are reflected in the financial statements of the operating subsidiaries in which merger savings are expected to be realized.

Since March 31, 2000, $33.4 million has been expensed associated with merger and integration activities. Accruals were established at March 31, 2000 totaling $19.3 million. Of this amount, $5.5 million related to employee and executive severance costs, $11.7 million related to transaction costs and regulatory filing fees incurred prior to the closing of the merger, and the remaining $2.1 million related to employee relocations that occurred prior to or coincident with the merger closing. At June 30, 2001, the accrual remaining for such costs totaled $1.8 million, all related to severance costs. Of the $33.4 million expensed, the remaining $14.1 million was expensed through June 30, 2001 ($13.4 million in 2000 and $0.7 million in 2001) for accounting fees resulting from merger related filing requirements, consulting fees related to integration activities such as organization structure, employee travel between company locations as part of integration activities, internal labor of employees assigned to integration teams, investor relations communications activities, and certain benefit costs.

The integration activities experienced by the company included such things as information system consolidation, process review and definition, organization design and consolidation, and knowledge sharing.

As a result of merger integration activities, Vectren management has identified certain information systems, which are expected to be retired in 2001. Accordingly, the useful lives of these assets have been shortened to reflect this decision. These information system assets are owned by a wholly owned subsidiary of Vectren and the fees allocated by the subsidiary for the use of these systems by VUHI's subsidiaries are reflected in operation and maintenance expenses in the accompanying financial statements. As a result of the shortened useful lives, additional fees were incurred by VUHI, resulting in additional operation and maintenance expense of approximately $2.7 million and $5.5 million for the three and six months ended June 30, 2001, respectively, and $3.3 million for both the three and six months ended June 30, 2000.

In total, for the three months ended June 30, 2001, merger and integration costs totaled $2.7 million ($1.7 million after tax), compared to $6.5 million ($5.9 million after tax) for the same period in 2000.

In total, for the six months ended June 30, 2001, merger and integration costs totaled $6.2 million ($3.8 million after tax), compared to $32.4 million ($24.3 million after tax) for the same period in 2000.

Restructuring Costs
In June 2001, the management and board of directors of VUHI's parent company, Vectren, approved a plan to restructure primarily, its regulated operations. The restructuring plan will involve the elimination of administrative and supervisory positions in its utility operations and corporate office. Restructuring and related charges of $10.8 million ($6.7 million after tax) were expensed during the second quarter. These charges were comprised of $7.0 million for severance, related benefits and other employee related costs, $2.0 million for lease termination fees related to duplicate facilities, and $1.8 million for consulting fees incurred as of June 30, 2001.

Components of restructuring expenses incurred through June 30, 2001 and components of the restructuring accrual, which is included in other current liabilities, as of June 30, 2001 were as follows:


In millions
                            Accrual for     Incurred Expenses
                           Expected Cash ----------------------
                              Payments   Paid in Cash  Non-Cash  Total Expense
                           ------------- ------------  --------  -------------
Severance and related costs   $ 6.2            -         $0.8         $7.0
Lease termination fees          2.0            -            -          2.0
Consulting fees                   -          1.8            -          1.8
                           ------------- ------------ ---------  -------------
              Total           $ 8.2         $1.8         $0.8        $10.8
                           ============= ============ =========  =============

The $6.2 million accrued for restructuring costs for employee separation is associated with approximately 90 employees. Employee separation benefits include severance, healthcare and outplacement services. Employees are expected to begin exiting the business beginning August 2001.

The restructuring program will be substantially completed by December 31, 2001.

Utility Margin (Operating Revenues Less Cost of Gas Sold and Cost of Fuel and Purchased Power)


Gas Utility Margin
Gas Utility margin for the three months ended June 30, 2001 of $59.0 million increased $14.4 million, or 32 percent, compared to 2000. The Ohio operations represent $12.5 million of the increase. The remaining increase of $1.9 million related to Indiana Gas and SIGECO results from customer growth offset by weather 24 percent warmer than the prior year and reduced consumption resulting from increased gas costs.

Total cost of gas sold was $94.8 million for the three months ended June 30, 2001 and $55.9 million in 2000. Excluding $38.9 million related to the Ohio operations, total cost of gas sold was comparable to 2000 even though volumes sold were lower. The total average cost per dekatherm of gas purchased by Indiana Gas and SIGECO for the three months ended June 30, 2001 was $6.28 compared to $4.49 for the same period in 2000.

Gas Utility margin for the six months ended June 30, 2001 of $177.8 million increased $50.9 million, or 40 percent, compared to 2000. The Ohio operations represent $48.0 million of the increase. The remaining increase of $2.9 million related to Indiana Gas and SIGECO is due to a 5 percent increase in sales to residential and commercial customers resulting from weather 8 percent colder than the previous year and a 1 percent increase in their combined residential customer base. These favorable impacts on gas margin were partially offset by reduced consumption, the cost of unaccounted for gas, and a 8 percent decrease in transported volumes for the benefit of contract customers, all due to the effects of increased gas costs.

Total cost of gas sold was $498.9 million for the six months ended June 30, 2001 and $174.4 million in 2000. Excluding $186.3 million related to the Ohio operations, total cost of gas sold increased $138.2 million, or 79 percent, during 2001 compared to 2000, and is primarily due to significantly higher per unit purchased gas costs. The total average cost per dekatherm of gas purchased by Indiana Gas and SIGECO for the six months ended June 30, 2001 was $7.04 compared to $4.12 for the same period in 2000.

The price changes in the cost of gas purchased are due primarily to changing commodity costs in the marketplace. Subject to compliance with applicable state laws, VUHI's subsidiaries are allowed full recovery of such changes in purchased gas costs from their retail customers through commission-approved gas cost adjustment mechanisms. Commodity prices for natural gas purchases have increased significantly, primarily due to a colder winter, increased demand and tighter supplies. However, in 2001 VUHI's subsidiaries have experienced and may continue to experience higher working capital requirements, increased expenses, including unrecoverable interest costs, uncollectibles and unaccounted for gas, and some level of price sensitive reduction in volumes sold. (See Note 10 of VUHI's unaudited consolidated financial statements for the three and six months ended June 30, 2001 and 2000 in Item 13 Financial Statements and Supplementary Data.)

Electric Utility Margin
Electric Utility margin for the three months ended June 30, 2001 of $43.5 million, decreased $8.4 million, or 16 percent, compared to 2000 primarily due to a $7.9 million reduction in margin recorded to reflect certain wholesale power marketing purchase and sale contracts at current market values as required by Statement of Financial Accounting Standard No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). This overall decrease was partially offset by 5 percent and 3 percent increases in volumes sold to residential and commercial customers, respectively, for the quarter. Increases in retail sales result from weather 22 percent warmer than the previous year and combined residential and commercial customer growth of 4 percent.

Electric Utility margin for the six months ended June 30, 2001 of $100.6 million, decreased $2.6 million, or 3 percent compared to 2000 primarily due to a $2.4 million reduction in margin recorded to reflect certain wholesale power marketing purchase and sale contracts at current market values as required by SFAS 133. The remaining decrease results from decreased margins from sales to wholesale energy markets despite volumes increasing 86 percent over 2000, offset by an increase in sales to retail customers for the period due to the impact of warmer weather and increasing residential and commercial customer bases.

Purchased electric energy was $51.5 million and $82.7 million for the three and six months ended June 30, 2001, respectively, and $26.4 million and $48.1 million for the three and six months ended June 30, 2000, respectively. The increases of $25.1 million, or 95 percent, for the three months period and $34.6 million, or 139 percent for the six month period are due primarily to increased purchased power related to the greater sales to other utilities and power marketers as well as the reductions in margin recorded as a result of SFAS 133.

Operating Expenses

Operations and Maintenance
Excluding $8.8 million in expenses related to the Ohio operations, operations and maintenance expenses increased $0.9 million for the three months ended June 30, 2001 compared to the prior year primarily due to increased bad debt expense, and excluding $20.8 million in expenses related to the Ohio operations, operations and maintenance expenses increased $4.3 million for the six months ended June 30, 2001. The increase for the six month period is primarily attributable to increased fees allocated from a wholly owned subsidiary of Vectren to reflect the shortened useful lives of certain information systems in use by Indiana Gas (see merger and integration costs below) and increased bad debt expense as a result of higher gas costs.

Depreciation and Amortization
Depreciation and amortization increased $4.9 million and $9.2 million, respectively, for the three and six months ended June 30, 2001 compared to the prior year due primarily to the inclusion of the Ohio operations. Depreciation and amortization related to the Ohio operations was $3.9 million and $7.8 million for the three and six months ended June 30, 2001, respectively. The remaining increases are attributable to depreciation of additions to utility plant.

Income Taxes
Federal and state income taxes decreased $10.8 million and $3.8 million for the three and six months ended June 30, 2001, respectively, compared to the prior year due primarily to lower pre-tax earnings and normal effective tax rates in 2001. The effective tax rate in 2000 was higher as a result of the non-deductibility of certain merger and integration costs.

Taxes Other Than Income Taxes
Taxes other than income taxes increased $3.8 million and $14.8 million for the three and six month periods ended June 30, 2001, respectively. The three and six month periods include $3.5 million and $13.2 million, respectively, of primarily Ohio state excise tax related to the Ohio operations. The remaining increases result from increases in gross receipts taxes.

Other Income-Net

Other income-net increased $0.8 million and decreased $0.5 million for the three and six month periods ended June 30, 2001, compared to 2000. The three month period reflects increased Allowance for Funds Used During Construction (AFUDC) and the inclusion of the Ohio operations. The six month period reflects additional Low Income Heating Assistance Program contributions offset by increased AFUDC and the inclusion of the Ohio operations. (See Note 10 of VUHI's unaudited interim condensed consolidated financial Statements for the three and six months ended June 30, 2001 and 2000 in Item 13 Financial Statements and Supplementary Data.)

Interest Expense

Interest expense increased $7.5 million and $17.1 million, respectively, for the three and six months ended June 30, 2001, when compared to the prior year. The increases were due primarily to interest related to the financing of the acquisition of the Ohio operations and increased working capital requirements resulting from higher natural gas prices.

                             Other Operating Matters

New Accounting Principle

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS 133, which requires that every derivative instrument be recorded on the balance sheet as an asset or liability measured at its market value and that changes in the derivative's market value be recognized currently in earnings unless specific hedge accounting criteria are met.

SFAS 133, as amended, requires that as of the date of initial adoption, the difference between the market value of derivative instruments recorded on the balance sheet and the previous carrying amount of those derivatives be reported in net income or other comprehensive income, as appropriate, as the cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, "Accounting Changes."

Resulting from the adoption of SFAS 133, certain contracts in the company's power marketing operations that are periodically settled net were required to be recorded at market value. Previously, the company accounted for these contracts on settlement. The cumulative impact of the adoption of SFAS 133 resulting from marking these contracts to market on January 1, 2001 was an earnings gain of approximately $6.3 million ($3.9 million net of tax) recorded as a cumulative effect of accounting change in the Condensed Consolidated Statements of Operations. SFAS 133 did not impact other commodity contracts because they were normal purchases and sales that are specifically excluded.

As of June 30, 2001, the company has derivative assets resulting from its power marketing operations of $6.0 million classified in deferred charges, net as well as derivative liabilities of $2.0 million classified in other current liabilities. Unrealized losses totaling $2.4 million arising from the difference between the current market value and the market value on the date of adoption is included in purchased electric energy in the Condensed Consolidated Statements of Operations for the six months ended June 30, 2001. Unrealized losses for the three months ended June 30, 2001 were $7.9 million.

The company has documented the hedging relationship between an interest rate swap and floating rate debt as well as its risk management objectives and strategies for undertaking the hedging transaction. The company expects the swap to be highly effective at hedging the cash flow related to the interest payments. Accordingly, the swap has been designated as a cash flow hedge. The adoption of SFAS 133 had no impact as the market value of the swap was zero.

As of June 30, 2001, the market value of the interest rate swap is $1.6 million and is included in other current liabilities on the Condensed Consolidated Balance Sheets. The difference between the current market value and the market value on the date of adoption of $1.6 million ($1.0 million after tax) is included in accumulated other comprehensive income in the Condensed Consolidated Balance Sheets and will be reclassified to interest expense by December 31, 2001.

Organizational Realignment

Effective January 1, 2001, Vectren announced the reorganization of its utility operations into two primary business units: Energy Delivery and Power Supply. During 2001, organizational alignment will occur along with the development of management reporting processes. As a result, VUHI will report segment information as Gas Utility Services and Electric Utility Services.

                               Financial Condition

Liquidity and Capital Resources

VUHI's equity capitalization objective is 40-55 percent of total capitalization. This objective may have varied, and will vary, from time to time, depending on particular business opportunities and seasonal factors that affect the company's operation. VUHI's equity component was 54 percent and 49 percent of total capitalization, including current maturities of long-term debt and adjustable rate bonds subject to tender, at June 30, 2001, and December 31, 2000, respectively. The common equity component of 54 percent at June 30, 2001 is expected to be reduced in 2001 upon the refinancing of approximately $300 million of the short-term debt issued related to the acquisition of the Ohio operations with long-term debt. During 2001, VUHI repaid $129.4 million of commercial paper with proceeds received from an equity contribution by Vectren. Vectren generated the proceeds from an offering of its common stock.

Short-term cash working capital is required primarily to finance customer accounts receivable, unbilled utility revenues resulting from cycle billing, gas in underground storage, prepaid gas delivery services, capital expenditures and investments until permanently financed. Short-term borrowings tend to be greatest during the summer when accounts receivable and unbilled utility revenues related to electricity are highest and gas storage facilities are being refilled. However, working capital requirements have been significantly higher throughout 2001 due to the higher natural gas costs and the acquisition of the Ohio operations.

Cash Flow from Operations
VUHI's primary source of liquidity to fund working capital requirements has been cash generated from operations, which totaled approximately $105.7 million and $82.7 million for the six months ended June 30, 2001 and 2000, respectively.

Cash flow from operations increased during the six months ended June 30, 2001 compared to 2000 by $23.1 million due primarily to higher earnings after considering non-cash income and expenses.

VUHI expects the majority of its capital expenditures and debt security redemptions to be provided by internally generated funds.

Financing Activities
Cash flow required for financing activities of $68.4 million for the six months ended June 30, 2001 includes $166.4 million of reductions in net borrowings and $31.3 million common and preferred stock dividends, offset by proceeds received from Vectren of $129.4 million resulting from Vectren's issuance of common stock. This is an increase in cash required for financing activities when compared to the six months ended June 30, 2000 of $19.2 million. The increase in cash requirements results from the use of internally generated funds to pay down short-term borrowings.

SIGECO has $53.7 million of adjustable rate pollution control series first mortgage bonds which could, at the election of the bondholder, be tendered to SIGECO when the interest rates are reset. Prior to the latest reset on March 1, 2001, the interest rates were reset annually, and the bonds subject to tender were presented as current liabilities. Effective March 1, 2001, the bonds were reset for a five-year period and have been classified as long-term debt at both June 30, 2001 and December 31, 2000. Resulting from the reset, the interest rate on the $31.5 million Series A bonds increased from 4.30% to 4.75%, and the interest rate on the $22.2 million Series C bonds increased from 4.45% to 5.00%.

As of December 31, 2000 VUHI had classified $129.4 million of commercial paper as short-term borrowings, refinanced in capitalization in the Condensed Consolidated Balance Sheets. In February 2001, VUHI repaid $129.4 million of commercial paper with proceeds from a common stock offering by Vectren.

VUHI's credit facility was renewed on June 27, 2001 and extended though June 27, 2002. As part of the renewal the capacity of the facility was decreased from $435 million to $350 million.

At June 30, 2001, VUHI has approximately $679 million of short-term borrowing capacity, of which approximately $178.2 million is available for its utility operations.

At December 31, 2000, Indiana Gas was not in compliance with the total indebtedness to capitalization ratio contained in its back up credit facility for its commercial paper program. The non-compliance resulted from the indebtedness incurred to purchase its ownership interest in the Ohio operations and working capital requirements associated with higher gas costs. A waiver on the Indiana Gas facility has been obtained to waive the non-compliance through and including March 31, 2001 which effectively waived the non-compliance up to June 30, 2001, the date of the next quarterly test of the financial covenants. During the quarter ended June 30, 2001, Vectren made a $100 million equity investment in Indiana Gas. In addition, Indiana Gas was granted a modification to the credit agreement by the syndicate banks raising the total indebtedness to capitalization ratio. As a result of these events, Indiana Gas is in compliance with its debt covenants at June 30, 2001. No amount is outstanding under the back up facility.

Indiana Gas' and SIGECO's credit ratings on outstanding debt at June 30, 2001 were A/A2 and A/A1, respectively. VUHI's commercial paper related to the October 2000 Ohio operations acquisition has a credit rating of A-1/P-2. Indiana Gas' commercial paper retains an A-1/P-1 rating.

Capital Expenditures and Other Investment Activities
Cash required for investing activities of $38.4 million for the six months ended June 30, 2001 includes $36.2 million of capital expenditures. Investing activities for the six months ended June 30, 2000 were $55.8 million. The decrease in cash requirements for investing is due to less additions to utility plant in 2001.

New construction, normal system maintenance and improvements, and information technology investments needed to provide service to a growing customer base will continue to require substantial expenditures. Capital expenditures investments for the remainder of 2001 are estimated at $104.1 million.

Environmental and Regulatory Matters

See Notes 9, 10, and 11 of VUHI's unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2001 and 2000 in Item 13 Financial Statements and Supplementary Data regarding matters affecting operations including the Culley Generating Station Investigation Matter and manufactured gas plants (Note 9), gas cost adjustment proceedings and purchased power cost recovery (Note 10), and transactions with ProLiance Energy, LLC (Note 11).

Impact of Recently Issued Accounting Guidance

See Note 14 of the unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2001 and 2000 in Item 13 Financial Statements and Supplementary Data regarding recently issued accounting standards.

                           Forward-Looking Information

Certain matters described in Management's Discussion and Analysis of Results of Operations and Financial Condition, including, but not limited to Vectren's realization of net merger savings, are forward-looking statements. Such statements are based on management's beliefs, as well as assumptions made by and information currently available to management. When used in this filing, the words "believe," "anticipate," "endeavor," "estimate," "expect," "objective," "projection," "forecast," "goal," and similar expressions are intended to identify forward-looking statements. In addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements, factors that could cause Vectren Utility Holdings, Inc. and subsidiary companies' actual results to differ materially from those contemplated in any forward-looking statements included, among others, the following:

|X| Factors affecting utility operations such as unusual weather conditions; catastrophic weather-related damage; unusual maintenance or repairs; unanticipated changes to fossil fuel costs; unanticipated changes to gas supply costs, or availability due to higher demand, shortages, transportation problems or other developments; environmental or pipeline incidents; transmission or distribution incidents; unanticipated changes to electric energy supply costs, or availability due to demand, shortages, transmission problems or other developments; or electric transmission or gas pipeline system constraints.

|X| Increased competition in the energy environment including effects of industry restructuring and unbundling.

|X| Regulatory factors such as unanticipated changes in rate-setting policies or procedures, recovery of investments and costs made under traditional regulation, and the frequency and timing of rate increases.

|X| Financial or regulatory accounting principles or policies imposed by the Financial Accounting Standards Board, the Securities and Exchange Commission, the Federal Energy Regulatory Commission, state public utility commissions, state entities which regulate natural gas transmission, gathering and processing, and similar entities with regulatory oversight.

|X|  Economic conditions including inflation rates and monetary fluctuations.

|X| Changing market conditions and a variety of other factors associated with physical energy and financial trading activities including, but not limited to, price, basis, credit, liquidity, volatility, capacity, interest rate, and warranty risks.

|X| Availability or cost of capital, resulting from changes in Vectren Utility Holdings, Inc. and subsidiary companies, interest rates, and securities ratings or market perceptions of the utility industry and energy-related industries.

|X| Employee workforce factors including changes in key executives, collective bargaining agreements with union employees, or work stoppages.

|X| Legal and regulatory delays and other obstacles associated with mergers, acquisitions, and investments in joint ventures.

|X| Costs and other effects of legal and administrative proceedings, settlements, investigations, claims, and other matters, including, but not limited to, those described in Management's Discussion and Analysis of Results of Operations and Financial Condition.

|X| Changes in federal, state or local legislature requirements, such as changes in tax laws or rates, environmental laws and regulations.

These and other matters are difficult to predict, and many are beyond management's control, including those discussed in this registration statement. Accordingly, the accuracy of predictions contained in forward-looking statements should not be relied on. These statements speak only as of the date of this registration statement.

Quantitative and Qualitative Disclosures about Market Risk

Risk Management
VUHI is exposed to market risks associated with commodity prices, interest rates, and counterparty credit. These financial exposures are monitored and managed by the company as an integral part of its overall risk management program.

Commodity Price Risk. The operations of VUHI's regulated subsidiaries have limited exposure to commodity price risk for purchases and sales of natural gas and electric energy for its retail customers due to current Indiana and Ohio regulations, which subject to compliance with applicable state regulations, allow for recovery of such purchases through natural gas and fuel cost adjustment mechanisms. See Note 10 of VUHI's audited consolidated financial statements included in Item 13 Financial Statements and Supplementary Data for further information on Rate and Regulatory Matters.

VUHI does engage in limited, wholesale power marketing activities that may expose the company to commodity price risk associated with fluctuating electric power prices. These power marketing activities manage the utilization of its available electric generating capacity. Power marketing operations enter into forward contracts that commit the company to purchase and sell electric power in the future.

Commodity price risk results from forward sales contracts that commit VUHI to deliver electric power on specified future dates. Power marketing uses planned unutilized generation capability and forward purchase contracts to protect certain sales transactions from unanticipated fluctuations in the price of electric power, and periodically, will use derivative financial instruments to protect its interests from unplanned outages and shifts in demand.

Open positions in terms of price, volume and specified delivery points may occur to a limited extent and are managed using methods described above and frequent management reporting.

Market risk is measured by management as the potential impact of pre tax earnings resulting from a 10 percent adverse change in the forward price of electricity on market sensitive financial instruments (all contracts not expected to be settled by physical receipt or delivery). For the three and six months ended June 30, 2001, a 10 percent adverse change in the forward prices of electricity on market sensitive financial instruments would have decreased pre tax earnings by approximately $0.6 million and $1.4 million, respectively. Prior to the adoption of SFAS 133 on January 1, 2001, VUHI was not engaged in any market sensitive financial instruments.

Interest Rate Risk. The company is exposed to interest rate risk associated with its short-term borrowings and adjustable rate long term debt. Its risk management program seeks to reduce the potentially adverse effects that market volatility may have on operations.

Under normal circumstances, the company tries to limit the amount of short-term debt and adjustable rate long-term debt outstanding to a maximum of 25 percent of total debt. However, there are times when this targeted level of interest rate exposure may be exceeded. To manage this exposure, the company may periodically use derivative financial instruments to reduce earnings fluctuations caused by interest rate volatility.

Management measures market risk as the potential impact resulting from fluctuations in interest rates on short-term borrowings, including bank notes, lines of credit, and commercial paper. These instruments have interest rates indexed to short-term market interest rates. At December 31, 2000 and 1999, the combined borrowings under these facilities totaled $653.5 million and $105.1 million, respectively. Based upon average borrowing rates under these facilities during 2000 and 1999, an increase of 100 basis points (1 percent) in the rates would have increased interest expense by $1.9 million and $0.9 million for the years ended December 31, 2000 and 1999, respectively.

At June 30, 2001, the combined borrowings under these facilities totaled $500.8 million. Based upon average borrowing rates under these facilities during the three months ended June 30, 2001 and 2000, an increase of 100 basis points (1 percent) in the rates would have increased interest expense by $0.8 million and $0.2 million. For the six months ended June 30, 2001 and 2000, an increase of 100 basis points in the rates would have increased interest expense by $1.8 million and $0.9 million, respectively. Approximately $0.4 million of the three month ended June 30, 2001 decrease and $0.8 million of the six months ended June 30, 2001 decrease would be offset by changes in the company's interest rate swap.

See Notes 6, 7, and 10 of VUHI's audited consolidated financial statements included in Item 13 Financial Statements and Supplementary Data for further information on VUHI's long-term debt (Note 6), short-term borrowings (Note 7), and fair value of financial instruments (Note 10).

Other Risks. By using forward purchase contracts and derivative financial instruments to manage risk, the company exposes itself to counterparty credit risk and market risk. The company manages this exposure to counterparty credit risk by entering into contracts with financially sound companies that can be expected to fully perform under the terms of the contract. The company attempts to manage exposure to market risk associated with commodity contracts and interest rates by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

ITEM 3.  PROPERTIES

Gas Utility Services

Specific to its Indiana operations, Indiana Gas owns and operates five gas storage fields located in Indiana covering 71,484 acres of land with an estimated ready delivery from storage capability of 8.0 million Dth of gas with daily delivery capabilities of 134,160 Dth. For its Indiana operations, Indiana Gas also maintains 186,578 Dth of gas in contract storage with a daily deliverability of 3,563 Dth and three liquefied petroleum (propane) air-gas manufacturing plants with a total daily capacity of 31,000 Dth of gas. Indiana Gas' gas delivery system includes 11,336 miles of distribution and transmission mains.

SIGECO owns and operates three underground gas storage fields with an estimated ready delivery from storage capability of 3.9 million Dth of gas with daily delivery capabilities of 119,000 Dth. SIGECO's gas delivery system includes 2,921 miles of distribution and transmission mains.

The gas delivery system specific to the Ohio operations includes 5,132 miles of distribution and transmission mains, three propane air-gas manufacturing plants with a total daily capacity of 52,187 Dth, and approximately 13.9 million Dth of firm storage service from various pipelines with daily deliverability of 354,788 Dth of gas.

Electric Utility Services

SIGECO's installed generating capacity as of December 31, 2000 was rated at 1,256 MW. SIGECO's coal-fired generating facilities are: the Brown Station with 500 MW of capacity, located in Posey County approximately eight miles east of Mt. Vernon, Indiana; the Culley Station with 406 MW of capacity, and Warrick Unit 4 with 135 MW of capacity. Both the Culley and Warrick Stations are located in Warrick County near Yankeetown, Indiana. SIGECO's gas-fired turbine peaking units are: the 80 MW Brown Gas Turbine located at the Brown Station; two Broadway Gas Turbines located in Evansville, Indiana, with a combined capacity of 115 MW; and two Northeast Gas Turbines located northeast of Evansville in

Vanderburgh County, Indiana with a combined capacity of 20 MW. The Brown and Broadway turbines are also equipped to burn oil. Total capacity of SIGECO's five gas turbines is 215 MW, and they are generally used only for reserve, peaking or emergency purposes due to the higher per unit cost of generation.

SIGECO's transmission system consists of 826 circuit miles of 138,000 and 69,000 volt lines. The transmission system also includes 27 substations with an installed capacity of 4,014,190 kilovolt amperes (Kva). The electric distribution system includes 3,196 pole miles of lower voltage overhead lines and 245 trench miles of conduit containing 1,423 miles of underground distribution cable. The distribution system also includes 94 distribution substations with an installed capacity of 1,803,878 Kva and 49,832 distribution transformers with an installed capacity of 2,255,483 Kva.

Property Serving as Collateral

SIGECO's properties are subject to the lien of the First Mortgage Indenture dated as of April 1, 1932 between SIGECO and Bankers Trust Company, New York, as Trustee, as supplemented by various supplemental indentures.

ITEM 4.  SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security ownership of certain beneficial owners

As of December 31, 2000, the following stockholder was known to the management to be the beneficial owner of more than five percent of the outstanding shares of any class of voting securities as set forth below.

                 Name and Address of   Amount and Nature of
Title of Class   Beneficial Owner      Beneficial Ownership   Percent of Class
--------------   ----------------      --------------------   ----------------
Common           Vectren Corporation     10 Shares               100 percent
                 20 NW 4th Street        Registered Owner
                 Evansville, IN 47741

Security ownership of management

The following table sets forth the beneficial ownership, as of December 31, 2000, of Vectren common stock, by each director and executive officer named in the Compensation Table found under Item 6 Executive Compensation. Also shown is the total ownership for such persons as a group. Except as otherwise indicated, each individual has sole voting and investment power with respect to the shares listed below. No member of the group is the beneficial owner of any of SIGECO's preferred stock.
 Directors
                                        Shares Owned
        Name of Beneficial Owner        Beneficially (1)
        ------------------------        ----------------
    **  Niel C. Ellerbrook                     71,837    (2) (4)
    **  Andrew E. Goebel                       147,350   (2) (3) (4) (5)
     *  J. Gordon Hurst                        108,576   (2) (3) (4) (5)
     *  Jerome A. Benkert, Jr.                 15,656    (2) (4)
     *  Ronald E. Christian                    16,329    (2) (4)
*   Also an executive officer of the company
**  Also a director of Vectren Corporation

Executive Officer

                                        Shares Owned
        Name of Beneficial Owner        Beneficially (1)
        ------------------------        ----------------
        Richard G. Lynch                       12,777    (2) (3) (4) (5)

All Directors and Executive Officers as a Group (6 Persons)

   Shares Beneficially Owned          Percent of Class
                  372,525                0.61 percent

(1) No director or executive officer owned beneficially as of December 31, 2000, more than 5 percent of common stock of Vectren

(2) Does not include derivative securities held under Vectren's Non-Qualified Deferred Compensation Plan. These derivative securities are in the form of phantom stock units which are valued as if they were Vectren common stock, but will be distributed in cash (not Vectren common stock) when paid. The amounts shown for the following individuals include the following amounts of phantom units:


          Name of Individuals or Identity of Group      Phantom Stock Units
          ----------------------------------------      -------------------
          Niel C. Ellerbrook                                    48,515
          Andrew E. Goebel                                       4,530
          Jerome A. Benkert, Jr                                 14,811
          J. Gordon Hurst                                          726
          Ronald E. Christian                                   24,792
          Richard G. Lynch                                          26
                                                           -----------

          All Directors and Executive Officers as a             93,400
          Group (6 Persons)

(3)  Includes shares held by spouse or jointly with spouse.
(4) Includes shares granted to executives under the Company's Executive Restricted Stock Plan, which are subject to certain transferability restrictions and forfeiture provisions.
(5) Includes shares which the named individual has the right to acquire under the SIGCORP, Inc. Stock Option Plan. The amounts shown for the following individuals include the following amounts of stock options:

          Name of Individuals or Identity of Group         Stock Options
          ----------------------------------------         -------------
          Niel C. Ellerbrook                                        0
          Andrew E. Goebel                                     99,094
          Jerome A. Benkert, Jr                                     0
          J. Gordon Hurst                                      93,354
          Ronald E. Christian                                       0
          Richard G. Lynch                                      6,133
                                                            -----------

          All Directors and Executive Officers as a           198,581
          Group (6 Persons)


ITEM 5.  DIRECTORS AND OFFICERS

Directors

Niel C. Ellerbrook, age 51, has been a director of VUHI since its inception, March 31, 2000. Mr. Ellerbrook has been a director of Indiana Energy or Vectren since 1991. Mr. Ellerbrook is Chairman of the Board and Chief Executive Officer of Vectren, having served in that capacity since March 2000. Prior to that time and since October 1997, Mr. Ellerbrook served as President and Chief Operating Officer of Indiana Energy. From January through October 1997, Mr. Ellerbrook served as Executive Vice President, Treasurer and Chief Financial Officer of Indiana Energy; and prior to that time and since 1986, Vice President, Treasurer and Chief Financial Officer. He is also a director of Fifth Third Bank, Indiana, and Deaconess Hospital of Evansville, Indiana. On June 1, 2001, Mr. Ellerbrook was elected Chairman and Chief Executive Officer of the organization.

Andrew E. Goebel, age 53, has been a director of VUHI since its inception, March 31, 2000. Mr. Goebel has also been a director of SIGCORP or Vectren since 1997. Mr. Goebel is President and Chief Operating Officer of Vectren, having served in that capacity since March 2000. Prior to that time and since April 1999, Mr. Goebel was President and Chief Operating Officer of SIGCORP. From September 1997 through April 1999, Mr. Goebel served as Executive Vice President of SIGCORP; and prior to that time and since 1996, he served as Secretary and Treasurer of

SIGCORP. He is also a director of Old National Bancorp. On June 1, 2001, Mr. Goebel was elected President of VUHI upon the retirement of J. Gordon Hurst.

J. Gordon Hurst, age 57, has been a director and an executive officer, serving as President, of VUHI since its inception, March 31, 2000 to June 1, 2001. Mr. Hurst was elected Executive Vice President of Vectren on March 31, 2000. Prior to March 31, 2000 and since 1966, Mr. Hurst has served in various positions with SIGECO. From 1997 to 2000, he was Executive Vice President and Chief Operating Officer; from 1992 to 1997, he was Senior Vice President and General Manager of Operations. Mr. Hurst has served as Vice President of Power and Gas Operations, Vice President of Gas and Warrick Operations, and Vice President of SIGECO. He has also served as Director of Gas Operations, Director of Power Production, and Director of Electrical Engineering. On June 1, 2001, Mr. Hurst retired.

Jerome A. Benkert, Jr., age 42, has been a director and an executive officer, serving as Executive Vice President and Chief Financial Officer, of VUHI since its inception, March 31, 2000. Mr. Benkert was elected as Executive Vice President and Chief Financial Officer of Vectren on March 31, 2000. Prior to March 31, 2000 and since October 1, 1997, he was Executive Vice President and Chief Operating Officer of Indiana Energy's administrative services company. Mr. Benkert has served as Controller and Vice President of Indiana Gas and Indiana Energy from April 1, 1996 to October 1, 1997, and as controller from October 1, 1993 to April 1, 1996.

Ronald E. Christian, age 42, has been a director and an executive officer, serving as Senior Vice President, General Counsel and Secretary, of VUHI since its inception, March 31, 2000. Mr. Christian was elected Senior Vice President, General Counsel, and Corporate Secretary of the Vectren on March 31, 2000. Prior to March 31, 2000 and since July 1999, Mr. Christian was Vice President and General Counsel of Indiana Energy. From June 1998 to July 1999, Mr. Christian was the Vice President, General Counsel and Secretary of Michigan Consolidated Gas Company in Detroit, Michigan. Prior to that, from 1993 through June 1998, he was the General Counsel and Secretary of Indiana Energy, Indiana Gas and Indiana Energy Investments, Inc.

Other Executive Officer

Richard G. Lynch, age 49, has been an executive officer, serving as Senior Vice President of Human Resources and Administration, of VUHI since its inception, March 31, 2000. Mr. Lynch also serves as Senior Vice President of Human Resources of Vectren Corporation since March 31, 2000. Prior to March 31, 2000 and since March 17, 1999, Mr. Lynch was Vice President of Human Resources for SIGCORP. Prior to March 17, 1999 and since 1995, Mr. Lynch was the Director of Human Resources for the Mead Johnson Division of Bristol Myers-Squibb in Evansville, Indiana.

ITEM 6.  EXECUTIVE COMPENSATION

The information required to be shown for Item 6, Executive Compensation, is incorporated by reference, with the exception of the Compensation Committee Report and Performance Graph, from the Proxy Statement of the registrant's parent company, Vectren Corporation. That report was prepared and filed electronically with the Securities and Exchange Commission on March 16, 2001, and is attached to this filing as Exhibit 99.1. As a wholly owned subsidiary, VUHI pays its portion of Vectren's executive compensation arrangements and plans through allocations of Vectren's total executive compensation expense which is reasonably related to VUHI's operations.

The following tables set forth compensation allocated to VUHI's named executive officers during the past three years whose total cash compensation for the calendar year 2000, after considering allocations, exceeded $100,000. The tables include a Summary Compensation Table (Table 1), a Summary of Option Grants in Last Fiscal year (Table 2), a table showing Aggregate Option Exercises in Last Fiscal Year and Fiscal Year End Option Values (Table 3) and a table showing the Long-Term Incentive Plan Awards in Last Fiscal Year (Table 4).


                                   TABLE 1 (1)
                           SUMMARY COMPENSATION TABLE
                    (a)                   (b)     (c)        (d)       (e)       (g)      (h)       (i)
                                               ------------------------------- ----------------------------
                                                           Annual Compensation  Long-term Compensation Payouts
                                                                                Options
                                                                      Other       (#      LTIP      Other
          Name and Principal                                Bonus  Compensation  shares) Payouts Compensation
           Position at VUHI              Year  Salary ($)  ($) (2)   ($) (3)      (4)    ($) (5)  ($) (6)
           ----------------              ----  ---------- --------   -------   -------  --------  --------
J. Gordon Hurst                          2000   259,118    99,089     3,148         -         -    12,333
President                                1999   217,048    62,500         -    33,390         -     8,762
                                         1998   196,637    59,375         -      2631         -         -

Jerome A. Benkert, Jr                    2000   176,766    26,583     4,524         -   138,227   134,979
Executive Vice President and Chief       1999   139,329    63,793     4,913         -    31,477    15,644
Financial Officer                        1998   116,146    36,353     3,994         -         -     9,446

Ronald E. Christian                      2000   202,637    33,910     3,857         -    93,373   101,717
Senior Vice President, General Counsel   1999    77,405    15,144     1,030         -         -    76,543
and Secretary                            1998    78,066         -     2,916         -         -    10,767

Richard G. Lynch                         2000   145,538    40,424     1,427         -     5,599    21,348
Senior Vice President of Human           1999   104,561         -         -     6,084         -    10,491
Resources and Administration             1998         -         -         -         -         -         -

For years 1999 and 2000, earnings are shown on a calendar year basis. For 1998, Mr. Hurst's, and Mr. Lynch's earnings are shown on a calendar year basis. For Mr. Christian and Mr. Benkert, 1998 earnings are shown for the fiscal year ending September 30, 1998, as reported in the Indiana Energy, Inc. 1999 proxy statement. For the 3-month period beginning October 1, 1998 and ending December 31, 1998, the earnings for Mr. Benkert reported in the following table:


                EARNINGS FOR FORMER INDIANA ENERGY EXECUTIVES,
                      OCTOBER 1, 1998 TO DECEMBER 31, 1998

            (a)         (c)        (d)          (e)              (h)           (i)
                                                               Long-term
                                             Other Annual    Compensation    All Other
Name                   Salary ($) Bonus ($) Compensation($)   Payouts($)   Compensation($)
                                     (1)         (2)             (3)            (5)
                      ----------- --------- ---------------  ------------  ---------------
Jerome A. Benkert Jr.   39,039     65,661      1,443               -           1,979

(1) Amounts in this table and corresponding footnotes represent VUHI's allocated portion of the executive's total Vectren compensation.

(2) The amounts shown in this column are payments under Indiana Energy's Annual Management Incentive Plan (Mr. Benkert and Mr. Christian) and the SIGCORP Corporate Performance Plan (for Mr. Hurst and Mr. Lynch). The amounts paid to Mr. Hurst and Mr. Lynch in 1998 and 1999 are attributable to SIGCORP's performance in the previous year. For Mr. Benkert and Mr. Christian, bonus payments shown in 1998 are attributable to Indiana Energy's performance for the 1997 fiscal year and the bonus shown in 1999 is attributable to Indiana Energy's performance for the 1999 fiscal year. The bonus earned for the 1998 fiscal year is shown in the supplementary table. At the close of the merger of Indiana Energy and SIGCORP into Vectren, the existing annual incentive programs of the two companies were terminated and a "stub year" pay out was made based on the portion of the performance cycle that had passed. For Indiana Energy, a prorated payout for six months, October 1, 1999 to March 31, 2000 was made. For Mr. Benkert and Mr. Christian, these bonus payments are listed in year 2000 in the table. For the SIGCORP Performance Plan, a prorated payout for three months, January 1, 2000 to March 31, 2000 was made. For Mr. Hurst, the stub year bonus was $19,688 and for Mr. Lynch was $6,944. The balance of the amount shown for 2000 (for Mr. Hurst, $79,401; for Mr. Lynch $33,480) is attributable to SIGCORP's performance for the period January 1 to December 31, 1999.

      The amounts earned in the period beginning April 1, 2000 and ending December 31, 2000 under the Vectren Corporation At-Risk Incentive Plan have not been determined and approved for distribution by the Vectren's Compensation Committee.

(3) The amounts shown in this column are dividends paid on restricted shares issued under the Indiana Energy Executive Restricted Stock Plan. Note that Vectren adopted the Stock Plan on March 31, 2000. Mr. Hurst and Mr. Lynch did not participate in the Stock Plan prior to March 31, 2000.

(4) The shares shown in this column have been restated to reflect the conversion ratio of 1.333 described above in Section titled "Voting Securities" in Vectren's Proxy which is attached at exhibit 99.1.

(5) The amounts shown in this column represent the value of shares issued under the Stock Plan and for which restrictions were lifted in each year. At the time of the merger, Indiana Energy executives had restricted stock performance grants relating to open performance measurement periods. (Under normal circumstances, at the close of each performance cycle, Indiana Energy's Total Shareholder Return would have been compared to a peer group and the number of restricted shares granted would have been adjusted in accordance with the plan.) The Board concluded that it would be difficult, if not inappropriate, to use Vectren's performance to make adjustments to the prior grants. Based upon the frequency of past performance grants, the Board awarded 75% of the present value of the potential performance grants. The value of these grants is included in the 2000 row. Grants related to this closing cycle are: Mr. Benkert - 3,828 shares, $75,967 total ($64,268 allocated to VUHI) and Mr. Christian - 2,674 shares, $53,066 ($53,066 allocated to VUHI). The balance of the value in the 2000 row reflects stock from other grant cycles for which restrictions were lifted in 2000 coincident with the consummation of the merger.

(6)  The amount shown in this column represents several compensation elements.

     a) Relocation - As a result of the Vectren merger, many employees of Indiana Energy were asked to move to Evansville, Indiana, the new headquarters of Vectren Corporation. As part of a relocation program, relocating employees were offered a "relocation bonus" equal to 25% of their annual base salary and other allowances related to the move. Of the five officers discussed in this section, two relocated and, therefore, received income related to relocation: Mr. Benkert -- $73,447 and Mr. Christian -- $79,394. In 1999, Mr. Christian received relocation expenses of $72,168.

     b) Change-in-Control Walk-Away Provisions - Several Indiana Energy officers had change-in-control agreements at the time of the merger. These agreements contained "walk-away" provisions that would have allowed officers to exercise their agreements anytime within a thirteen-month period following the close of the Vectren merger. The Board felt it was important to maintain the continuity of the officer group through the merger process and asked that all change-in-control agreements be terminated at the close of the merger and new agreements be put in place. Recognizing the value of the walk-away provision, the Board felt that officers should be compensated for losing the right to exercise the provision. A settlement equal to 25% of the officers' annual base salary was made. Of the five officers discussed in this section, one received these settlements: Mr. Benkert -- $46,530. This amount was paid in 2000.

     c) For Mr. Benkert and Mr. Christian, the balance of this column reflects Vectren contributions to the retirement savings plan (Benkert: 2000 -- $8,629, 1999 -- $8,122, 1998 -- $5,941, last quarter of 1998 - $1,564;
          Christian: 2000 -- $9,911, 1999 -- $0, 1998 -- $6,197), the dollar value of insurance premiums paid by, or on behalf of, the company and its subsidiaries with respect to split-dollar life insurance for the benefit of executive officers (Benkert: 2000 -- $3,980, 1999 -- $3,742, 1998 -- $3,506; Christian: 2000 -- $10,255, 1998 -- $4,269),
          credits for flexible spending accounts, wellness, and perfect attendance (Benkert: 2000 -- $166, 1999 -- $166, last quarter of 1998
          - $45; Christian: 2000 -- $125, 1998 -- $32), deferred compensation contributions to restore contributions to the company Retirement Savings Plan (Benkert: 2000 -- $2,227, 1999 -- $239; Christian: 2000
          -- $2,033, 1999 -- $4,375, 1998 -- $269), and reimbursement for taxable expenses (Benkert: 1999 -- $3,376, last quarter of 1998 -
          $66).

     d) For Mr. Hurst, and Mr. Lynch, this column contains income related to reimbursement for club dues (Hurst: 2000 -- $1,074, 1999 -- $1,190;
          Lynch: 1999 -- $1,889), imputed earnings from automobile usage (Hurst:
          2000 -- $621, 1999 -- $2,772; Lynch: 1999 -- $2,090), company contributions to the retirement savings plan (Hurst: 2000 -- $5,100, 1999 -- $4,800; Lynch: 2000 -- $3,960, 1999 -- $6,512), deferred compensation contributions to restore contributions to the company Retirement Savings Plan (Lynch: 2000 -- $235), and contributions to the non qualified retirement plan (Lynch: 2000 - 9,055). In addition, at the close of the merger, officers coming from SIGCORP were no longer furnished with company automobiles (Indiana Energy executives were not furnished with company automobiles). As a result of the termination of this perquisite, officers with company cars were given a one-time automobile buyout of (Hurst -- $5,538; Lynch -- $8,098).


                                     TABLE 2
                        OPTION GRANTS IN LAST FISCAL YEAR

                    Number of   % of Total                                    Potential Realizable
                     Shares      Options                                     Value at Assumed Annual
                   Underlying   Granted to    Exercise or                    Rates of Stock Price
                    Options     Employees in   Base Price                      Appreciation for
     Name           Granted     Fiscal Year   (Per Share)($) Expiration Date     Option Term ($)
  -----------       -------     -----------   -------------- --------------- ----------------------
                                                                              5%              10%
                                                                              --              ---
J.G. Hurst             0            0              $0             N/A         $0               $0
J.A. Benkert           0            0              $0             N/A         $0               $0
R.E. Christian         0            0              $0             N/A         $0               $0
R.G. Lynch             0            0              $0             N/A         $0               $0



                                   TABLE 3(1)
                 AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                        AND FISCAL YEAR-END OPTION VALUES

                                     Underlying         Number of Securities     Value of Unexercised
                  Shares Acquired  Unexercised Value   Underlying Unexercised         In-the-Money
   Name           On Exercise(#)    Realized ($)(2)   Options at Year-End(3) (#) Options at Year-End ($)(4)
  ----            --------------    ---------------   -------------------------- --------------------------
                                                      Exercisable  Unexercisable Exercisable /Unexercisable
J.G. Hurst               0                 0            93,354         16,695      809,176        89,736
J.A. Benkert             0                 0               0              0           0              0
R.E. Christian           0                 0               0              0           0              0
R.G. Lynch               0                 0             6,133            0         32,965           0


(1) Amounts in this table represent the executive's total option exercise activity and ownership, and are not allocated.

(2) Market value of underlying securities at time of exercise minus the exercise price

(3) Each option granted to purchase SIGCORP common shares was converted into an option to purchase the number of Vectren common shares that could have been purchased under the original option multiplied by 1.333.

(4) Market value of underlying securities at year end of $25.63 per share minus the exercise price.

                                   TABLE 4(1)

               LONG-TERM INCENTIVE PLAN AWARDS IN LAST FISCAL YEAR

                                                     Estimated Future Payouts
                                              Under Non-Stock Price-Based Plans
       (a)             (b)           (c)           (d)         (e)        (f)
                                 Performance
                    Number of      or Other
                     Shares;     Periods Until  Threshold    Target    Maximum
                    Units or      Maturation     Number of   Number    Number of
                  Other Rights    or Payout       Shares    of Shares   Shares
                      (1)            (2)           (3)        (4)         (5)
                  ------------   ------------   ----------  ---------  --------
 J.G. Hurst           12,346                           0      12,346     24,692
 J.A. Benkert         12,950                           0      12,950     25,900
 R.E. Christian       11,086                           0      11,086     22,172
 R.G. Lynch            5,644                           0       5,644     11,288

(1) Amounts in this table represent the executive's total long-term incentive plan awards and are not allocated.

(2) This column shows the restricted shares awarded during fiscal year 2000 under the Stock Plan. The market value of the shares on the dates of the grants is determined according to a formula in the Stock Plan based on an average price over a period of time preceding the grant. Dividends are paid directly to the holders of the stock.

(3) For the grant authorized on October 1, 2000, the measurement period for each third of the grant will commence on October 1, 2000, and conclude on December 31, 2002, 2003, and 2004. Upon conclusion of each measurement period and subsequent adjustment to the number of shares contingently granted, an additional 1 year employment restriction is imposed. The granting of additional shares, if any, and the application of forfeiture provisions depends upon certain measurements of Vectren's total return to shareholders in comparison to the total return to shareholders of a predetermined group of comparable companies.

(4) The initial grant shares, which are the same as the total number of shares in column (b), are also set forth in column (3), are subject to forfeiture. If the Company's performance compared to the peer group during this measurement period places it in the bottom quartile, the executive officers will forfeit all of the shares granted for this period.

(5) The initial grant shares, which are the same as the total number of shares in column (b), are presented in this column. If Vectren's performance compared to the peer group during this measurement period places it in the middle two quartiles, these shares will vest.

(6) Under the Stock Plan, if Vectren's performance compared to the peer group during the initial measuring period places it in the top quartile, an additional performance grant equal to the original grant will be made. In that event, the shares shown in column (e) will be doubled.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Andrew E. Goebel is President and Chief Operating Officer of Vectren and a director of VUHI. During 1999 and 2000, Hasgoe Cleaning Systems, a cleaning company owned by Mr. Goebel's brother, performed certain cleaning services for VUHI and its subsidiaries and is expected to perform such services in 2001. During 1999 and 2000, the cost of such services was $28,670 and $170,588, respectively, which the company believes to be a fair and reasonable price for the services rendered.

Refer to Note 15 in VUHI's audited consolidated financial statements and Note 11 in VUHI's unaudited interim condensed consolidated financial statements included in Item 13 Financial Statements and Supplementary Data for transactions with Vectren and Vectren affiliates.

ITEM 8.  LEGAL PROCEEDINGS

VUHI and subsidiary companies are involved in various legal proceedings arising in the normal course of business. In the opinion of management, with the exception of the matters described in Notes 13 and 15 of VUHI's audited consolidated financial statements included in Item 13 Financial Statements and Supplementary Data regarding the Culley Generating Station Investigation Matter (Note 13) and transactions with ProLiance (Note 15), there are no legal proceedings pending against VUHI that are likely to have a material adverse effect on the company's financial position or results of operations. Updates of these material legal proceedings are described in Note 9 (Culley Generating Station Investigation Matter) and Note 11 (ProLiance) of VUHI's unaudited interim condensed consolidated financial statements included in Item 13 Financial Statements and Supplementary Data.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Price

All of the outstanding shares of VUHI's common stock are owned by Vectren. VUHI's common stock is not traded.

There are no outstanding options or warrants to purchase VUHI's common equity or securities convertible into VUHI's common equity. Additionally, VUHI has no plans to publicly offer any of its common equity.

Dividends

VUHI's board of directors has the power to declare and pay common stock dividends out of the unreserved and unrestricted earned and/or capital surplus available. Dividends can be payable in cash, in property or in shares.

During 2001, VUHI paid dividends to its parent company of $16.5 million and $14.3 in the first and second quarter, respectively.

During 2000, VUHI paid dividends to its parent company of $14.3 million, $ 13.9 million, $ 13.6 million and $13.2 million in the first, second, third and fourth quarters, respectively.

During 1999, the VUHI paid dividends to its parent company of $14.8 million, $14.8 million, $15.1 million and $13.6 million in the first, second, third and fourth quarters, respectively.

Dividend Restrictions

The mortgage indenture and the terms of preferred stock of SIGECO contained in its articles of incorporation could limit the ability of SIGECO to pay dividends to VUHI. Under the applicable provisions, SIGECO may pay dividends on common stock from accumulated surplus earned subsequent to 1947 to the extent this surplus exceeds two times the annual dividend requirements on preferred stock. The amount restricted against cash dividends on common stock at December 31, 2000 under the restriction based on annual dividend requirements was $1,925,951, leaving $251,630,083 unrestricted for the payment of dividends.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

On March 31, 2000, as part of its original incorporation, VUHI issued 10 shares of its common stock for a total consideration of $1,000 to Vectren, which is and will be the registrant's sole stockholder.

On October 28, 2000, VUHI issued $435 million of commercial paper. The proceeds from issuance was used for the acquisition of the Ohio operations. The securities bear interest at the commercial paper rate applicable to the length of time placed, generally thirty, sixty, or ninety days. The securities mature on June 28, 2001.

On December 28, 2000, VUHI issued $150 million in floating rate notes to repay an equal amount of outstanding commercial paper utilized for the acquisition of the Ohio operations. The notes bear interest at a rate equal to the three month US dollar LIBOR rate plus .75 percent and are due December 27, 2001.

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

The following summary describes material provisions of VUHI's Articles of Incorporation and Bylaws, related to its common stock. This summary is not complete and is subject to, and qualified in its entirety by, the text of these documents, which are included as exhibits to this Form 10.

Dividends and Rights upon Liquidation

The holders of outstanding VUHI common stock are entitled to receive dividends out of assets legally available at the time and in the amounts as the board of directors may from time to time determine. The common stock is not convertible or exchangeable into other securities, and the holders of common stock have no preemptive or subscription rights to purchase any of our securities. Upon liquidation, dissolution or winding up of VUHI, the holders of common stock are entitled to receive pro rata the assets of VUHI which are legally available for distribution, after payment of all debts and other liabilities.

Voting Rights

Each outstanding VUHI common share is entitled to one vote on all matters submitted to a vote of our shareholders. The Bylaws provide that the representation, in person or proxy, of a majority of the voting power of outstanding shares constitutes a quorum for the election of directors and for conducting business. The Articles of Incorporation provide that the following actions may be taken only with the affirmative vote of holders of 80 percent of the voting power of outstanding shares of capital stock of VUHI:

     o    removal for cause of a director;

     o alteration, amendment or repeal of the provisions regarding the number of directors, director removal for cause and the filling of vacancies; and

The Articles of Incorporation provide that the board of directors has the power to make, amend or repeal the Bylaws by a majority vote of the full board of directors and that if the shareholders by law become entitled to alter, amend or repeal the Bylaws, the affirmative vote of 80 percent of the voting power of shares entitled to vote would be required to take such action.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The following summary describes material provisions of VUHI's Articles of Incorporation and By-laws, related to indemnification. This summary is not complete and is subject to, and qualified in its entirety by, the text of these documents, which are included as exhibits to this Form 10.

The Articles of Incorporation of VUHI provide that VUHI is required to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil or criminal, administrative, investigative, formal or informal by reason of the fact that he is or was a director, officer, employee or agent of VUHI or is or was serving at the request of VUHI as a director, officer, agent, employee, partner, trustee or member in another corporation, unincorporated association, business trust, estate, partnership, trust, joint venture or other entity against expenses (including attorneys' fees) and judgments, penalties, fines and amounts paid in settlement if the person (1) acted in good faith, (2) acted in a manner he reasonably believed (A) with respect to actions in his official capacity, to be in the best interests of VUHI or (B) with respect to actions not in the official capacity, was not opposed to the best interests of VUHI and (3) with respect to any criminal action, either (A) had reasonable cause to believe his conduct was lawful or (B) had no reasonable cause to believe his conduct was unlawful.

Further, VUHI must indemnify any such person against expenses if such person has been successful on the merits or otherwise in the defense of the action.

Unless ordered by court, any indemnification of a person pursuant to the provisions described in the first paragraph of this section may be made by VUHI only as authorized in the specific case upon a determination that indemnification of the person is proper in the circumstances because he met the application indemnification standards. Such determination shall be made (i) by the board of directors, by a majority vote of a quorum consisting of directors who are not parties to the action or proceeding or (ii) if a quorum cannot be obtained, by a majority vote of a committee duly designated by the board of directors (in which designation directors who are parties may participate) consisting solely of two or more directors who are not parties to the action or proceeding or (iii) by written opinion of independent legal counsel (A) selected by the board of directors in the manner described in (i) or (ii) above or (B) if a quorum cannot be obtained or a committee cannot be designated, selected by a majority of the full board of directors in which selection directors who are parties may participate or (iv) by shareholders who are not parties.

VUHI may advance expenses reasonably incurred in defending any action or proceeding described above if (i) the person furnishes VUHI with a written affirmation of a good faith belief that he has met the indemnification standards and a written undertaking to repay the advance if it is ultimately determined that he did not meet the indemnification standards and (ii) it is determined that the facts then known would not preclude indemnification pursuant to the provision described in the first paragraph of this Section.

The Articles of Incorporation provide that the indemnification provisions are not exclusive of other indemnification rights which a person may have under law, the Bylaws, a resolution of the board of directors or shareholders, or any other authorization or instrument providing for indemnification. The Articles of Incorporation provide that VUHI has the power to maintain insurance on behalf of the directors, officers and other persons described above against liabilities whether or not VUHI would otherwise have the power to indemnify against such liability. The employment agreements with its executive officers will require Vectren to indemnify the executive officers in accordance with its indemnification policies for its senior executives, subject to applicable law.

Section 23-1-37 et seq. of the IBCL provides for "mandatory indemnification," unless limited by the articles, by a corporation against reasonable expenses incurred by a director who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party by reason of the director being or having been a director of the corporation. Section 23-1-37-10 of the IBCL states that a corporation may, in advance of the final disposition of a proceeding, reimburse reasonable expenses incurred by a director who is a party to a proceeding if the director furnishes the corporation with a written affirmation of the director's good faith belief that the director acted in good faith and reasonably believed the actions were in the best interest of the corporation (or if the actions are not in an official capacity, the actions were not opposed to the best interests of the corporation) if the proceeding is a civil proceeding. If the proceeding is criminal, the director must furnish a written affirmation that the director had reasonable cause to believe he or she was acting lawfully or the director or officer had no reason to believe the action was unlawful. The director must undertake to repay the advance if it is ultimately determined that such director did not meet the standard of conduct required by the IBCL. In addition, those making the decision to reimburse the director must determine that the facts then known would not preclude indemnification under the IBCL. The IBCL permits a corporation to grant indemnification rights in addition to those provided by statute, limited only by the fiduciary duties of the directors approving the indemnification and public policies of the state of Indiana.

There is no pending litigation or proceeding involving any of our directors, officers, employees or any other agent of as to which indemnification is sought by any director, officer, employee or other agent.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA


Index of Financial Statements                                        Page
-----------------------------

Financial Information of Vectren Utility Holdings, Inc
         and Subsidiary Companies
1.    Audited Consolidated Financial Statements                       45
2.    Audited Supplemental Schedule                                   72
3.    Unaudited Interim Condensed Consolidated Financial
        Statements                                                    73

Financial Information of The Dayton Power and Light
         Company Natural Gas Distribution Business
1.    Audited Financial Statements.                                   87
2.    Unaudited Interim Financial Statements                          96

Pro Forma Financial Statements of Vectren Utility Holdings,
         Inc. and Subsidiary Companies
1.    Unaudited Pro Forma Financial Statements                       102

Vectren Utility Holdings, Inc and Subsidiary Companies


                                                                          Page
1.   Audited Consolidated Financial Statements

         Management's Responsibility for Financial Statements              46

         Report of Independent Public Accountants                          47

         Consolidated Balance Sheets as of December 31, 2000 and 1999      48

         Consolidated Statements of Income for the years ended
             December 31, 2000, 1999 and 1998                              50

         Consolidated Statements of Cash Flows for the years ended
             December 31, 2000, 1999 and 1998                              51

         Consolidated Statements of Retained Earnings for the years
             ended December 31, 2000, 1999 and 1998                        52

         Notes to Consolidated Financial Statements                        53

2.  Audited Supplemental Schedule
         Schedule II - Valuation and Qualifying Accounts and Reserves
            for the years ended December 31, 2000, 1999 and 1998           72

              MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of Vectren Utility Holdings, Inc. (VUHI) is responsible for the preparation of the consolidated financial statements and the related financial data contained in this report. The financial statements are prepared in conformity with accounting principles generally accepted in the United States and follow accounting policies and principles applicable to regulated public utilities.

The integrity and objectivity of the data in this report, including required estimates and judgments, are the responsibility of management. Management maintains a system of internal control and utilizes an internal auditing program to provide reasonable assurance of compliance with company policies and procedures and the safeguard of assets.

The board of directors of VUHI's parent company, Vectren Corporation, pursues its responsibility for these financial statements through its audit committee, which meets periodically with management, the internal auditors and the independent auditors, to assure that each is carrying out its responsibilities. Both the internal auditors and the independent auditors meet with the audit committee of Vectren's board of directors, with and without management representatives present, to discuss the scope and results of their audits, their comments on the adequacy of internal accounting control and the quality of financial reporting.


/s/ J. Gordon Hurst
J. Gordon Hurst
President
April 19, 2001.

                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholder and Board of Directors of Vectren Utility Holdings, Inc:


We have audited the accompanying consolidated balance sheets of Vectren Utility Holdings, Inc. (an Indiana corporation) and subsidiary companies as of December 31, 2000 and 1999, and the related consolidated statements of income, retained earnings and cash flows for each of the three years in the period ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vectren Utility Holdings, Inc. and subsidiary companies as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index to financial statements is presented for the purpose of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. The schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.


                             /s/ Arthur Andersen LLP
                               ARTHUR ANDERSEN LLP

Indianapolis, Indiana,
April 19, 2001.

             VECTREN UTILITY HOLDINGS, INC. AND SUBSIDIARY COMPANIES
                           CONSOLIDATED BALANCE SHEETS
                                 (in thousands)

                                                          December 31
                                                       2000         1999
                                                       ----         ----
         ASSETS

Utility Plant, at original cost:
  Electric                                          $1,175,552   $1,160,216
  Gas                                                1,552,825    1,162,222
                                                    ----------   ----------
                                                     2,728,377    2,322,438
  Less: accumulated depreciation and amortization    1,233,033    1,031,498
                                                    ----------   ----------
                                                     1,495,344    1,290,940
  Construction work in progress                         60,417       45,393
                                                    ----------   ----------
     Net utility plant                               1,555,761    1,336,333
                                                    ----------   ----------

Current Assets:
  Cash and cash equivalents                              2,202          802
  Accounts receivable, less reserves of $5,602
    and $3,877, respectively                           173,300       71,795
  Accounts receivable from affiliated companies         34,278        4,180
  Accrued unbilled revenues                            143,365       55,370
  Inventories                                           93,294       54,994
  Prepaid gas delivery service                          34,849       20,937
  Recoverable fuel and natural gas costs                96,084        5,585
  Other current assets                                  36,086        4,628
                                                    ----------   ----------
     Total current assets                              613,458      218,291
                                                    ----------   ----------

Other Investments and Property:
  Environmental improvement fund held by trustee         1,056          996
  Nonutility property and other, net                     4,916        1,597
                                                    ----------   ----------
     Total other investments and property                5,972        2,593
                                                    ----------   ----------
Other Assets:
  Deferred charges, net                                 19,985       19,098
  Goodwill, net                                        197,977            -
  Regulatory assets                                     52,246       47,593
                                                    ----------   ----------
     Total other assets                                270,208       66,691
                                                    ----------   ----------

TOTAL ASSETS                                        $2,445,399   $1,623,908
                                                    ==========   ==========


    The accompanying notes are an integral part of these consolidated financial statements.

             VECTREN UTILITY HOLDINGS, INC. AND SUBSIDIARY COMPANIES
                           CONSOLIDATED BALANCE SHEETS
                                 (in thousands)
                                                                        December 31
                                                                    2000         1999
                                                                    ----         ----
     SHAREHOLDER'S EQUITY AND LIABILITIES
Capitalization:
Common stock                                                    $  221,254   $  221,254
Retained earnings                                                  350,537      361,940
                                                                ----------   ----------
     Total common shareholder's equity                             571,791      583,194
                                                                ----------   ----------

Cumulative nonredeemable preferred stock of subsidiary               8,890       11,090
Cumulative redeemable preferred stock of subsidiary                  7,500        7,500
Cumulative special preferred stock of subsidiary                       575          692
                                                                ----------   ----------
     Total preferred stock of subsidiary                            16,965       19,282
                                                                ----------   ----------

Long-term debt, net of current maturities                          572,609      450,131
Short-term borrowings, refinanced                                  129,420            -
                                                                ----------   ----------
     Total capitalization, net of current maturities             1,290,785    1,052,607
                                                                ----------   ----------

Commitments and Contingencies (Notes 12 through 15)

Current Liabilities:
Current maturities of adjustable rate bonds subject to tender            -       53,700
Short-term borrowings, net of amounts refinanced                   524,032      105,052
Notes payable to affiliated companies                                6,901            4
Accounts payable to affiliated companies                            25,425       10,233
Accounts payable                                                   239,257       59,300
Dividends payable                                                      144          117
Accrued taxes                                                       41,382       24,616
Accrued interest                                                     9,790       11,264
Refunds to customers and customer deposits                          15,343       27,396
Deferred income taxes                                               16,531        2,427
Other accrued liabilities                                           31,812       25,092
                                                                ----------   ----------
      Total current liabilities                                    910,617      319,201
                                                                ----------   ----------

Deferred Credits And Other Liabilities:
Deferred income taxes                                              167,420      181,610
Unamortized investment tax credits                                  23,165       25,524
Accrued postretirement benefits other than pensions                 43,993       40,515
Other                                                                9,419        4,451
                                                                ----------   ----------
     Total deferred credits and other liabilities                  243,997      252,100
                                                                ----------   ----------

TOTAL SHAREHOLDER'S EQUITY AND LIABILITIES                      $2,445,399   $1,623,908
                                                                ==========   ==========


     The accompanying notes are an integral part of these consolidated financial statements.

             VECTREN UTILITY HOLDINGS, INC. AND SUBSIDIARY COMPANIES
                        CONSOLIDATED STATEMENTS OF INCOME
                                 (in thousands)

                                                              Year Ended
                                                              December 31
                                                    2000         1999         1998
                                                    ----         ----         ----
OPERATING REVENUES:
  Gas revenues                                 $  818,753   $  499,573   $  487,260
  Electric revenues                               336,409      307,569      297,865
                                               ----------   ----------   ----------
        Total operating revenues                1,155,162      807,142      785,125
                                               ----------   ----------   ----------
COST OF OPERATING REVENUES:
  Cost of gas                                     552,540      266,429      271,516
  Cost of fuel and purchased power                112,093       92,946       89,611
                                               ----------   ----------   ----------
        Total cost of operating revenues          664,633      359,375      361,127
                                               ----------   ----------   ----------
                 Total margin                     490,529      447,767      423,998

OPERATING EXPENSES:
  Operations and maintenance                      209,937      187,487      179,270
  Merger and integration costs                     32,711            -            -
  Depreciation and amortization                    82,431       79,453       75,159
  Income taxes                                     34,924       43,161       39,093
  Taxes other than income taxes                    36,238       28,539       26,473
                                               ----------   ----------   ----------
     Total operating expenses                     396,241      338,640      319,995
                                               ----------   ----------   ----------

OPERATING INCOME                                   94,288      109,127      104,003

OTHER INCOME -NET                                   5,201        4,174        3,034

INTEREST EXPENSE                                   46,072       36,790       36,670
                                               ----------   ----------   ----------

INCOME BEFORE PREFERRED DIVIDENDS                  53,417       76,511       70,367

PREFERRED DIVIDEND REQUIREMENT OF SUBSIDIARY        1,017        1,078        1,095
                                               ----------   ----------   ----------

 NET INCOME                                    $   52,400   $   75,433   $   69,272
                                               ==========   ==========   ==========

       The accompanying notes are an integral part of these consolidated financial statements.

                            VECTREN UTILITY HOLDINGS, INC. AND SUBSIDIARY COMPANIES
                                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                 (in thousands)

                                                                                Year Ended
                                                                               December 31,
                                                                     2000         1999        1998
                                                                     ----         ----        ----
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                     $  52,400    $  75,433    $  69,272
  Adjustments to reconcile net income to net cash
  provided from operating activities:
     Depreciation and amortization                                  82,431       79,453       75,159
     Preferred dividend requirement of subsidiary                    1,017        1,078        1,095
     Deferred income taxes and investment tax credits, net          14,186        1,983        2,927
     Allowance for equity funds used during construction            (2,645)        (739)        (230)
     Gain on sale of assets                                              -            -       (1,219)
     Changes in assets and liabilities:
        Receivables, net (including accrued unbilled revenues)    (208,931)     (10,194)      17,003
        Inventories                                                 15,899       10,908      (13,255)
        Prepaid gas delivery services                              (13,912)     (20,937)      17,024
        Recoverable fuel costs                                     (82,343)         346        3,198
        Prepayments and other current assets                       (25,998)       7,756       (7,294)
        Regulatory assets                                           (4,653)       1,718       (3,494)
        Accounts payable, refunds to customers,
          customer deposits and other current liabilities          181,962       (6,281)     (19,988)
        Accrued taxes and interest                                  (1,339)      12,806       (7,403)
        Accrued post retirement benefits other than pensions         3,478        2,689        2,206
        Other assets and liabilities                                 4,967       (3,301)       2,516
                                                                 ---------    ---------    ---------
     Net cash flows from operating activities                       16,519      152,718      137,517
                                                                 ---------    ---------    ---------

CASH FLOWS FROM (REQUIRED FOR) FINANCING ACTIVITIES:
  Retirement of long-term debt and other obligations                     -      (56,595)     (47,036)
  Proceeds from long-term debt and other obligations               220,000      110,000       60,000
  Dividends paid                                                   (55,993)     (59,380)     (57,688)
  Reduction in preferred stock                                      (2,317)        (116)        (116)
  Net change in short-term borrowings and notes payable to
    affiliated companies                                           405,297      (27,474)      (1,694)
  Other                                                               (965)       3,304        2,207
                                                                 ---------    ---------    ---------
     Net cash flows from (required for) financing activities       566,022      (30,261)     (44,327)
                                                                 ---------    ---------    ---------

CASH FLOWS (REQUIRED FOR) INVESTING ACTIVITIES:
  Construction expenditures (net of allowance for equity
       funds used during construction)                            (121,206)    (123,114)    (110,292)
  Acquisition of DPL natural gas distribution assets              (463,301)           -            -
  Proceeds from sale of assets                                           -            -        9,204
  Other                                                              3,366          927        5,933
                                                                 ---------    ---------    ---------
     Net cash flows (required for) investing activities           (581,141)    (122,187)     (95,155)
                                                                 ---------    ---------    ---------

Net increase (decrease) in cash and cash equivalents                 1,400          270       (1,965)

Cash and cash equivalents at beginning of period                       802          532        2,497
                                                                 ---------    ---------    ---------

Cash and cash equivalents at end of period                       $   2,202    $     802    $     532
                                                                 =========    =========    =========


      The accompanying notes are an integral part of these consolidated financial statements.

             VECTREN UTILITY HOLDINGS, INC. AND SUBSIDIARY COMPANIES
                  CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
                                 (in thousands)

                                                December 31
                                                -----------
                                       2000        1999         1998
                                       ----        ----         ----

Balance Beginning of Period        $ 361,940    $ 344,809    $ 331,980
Net income                            52,400       75,433       69,272
                                   ---------    ---------    ---------
                                     414,340      420,242      401,252

Common stock dividends               (54,976)     (58,302)     (56,593)
Other                                    317            -          150
Contribution of assets to parent      (9,144)           -            -
                                   ---------    ---------    ---------
Balance End of Period              $ 350,537    $ 361,940    $ 344,809
                                   =========    =========    =========



          The accompanying notes are an integral part of these consolidated financial statements.

             VECTREN UTILITY HOLDINGS, INC. AND SUBSIDIARY COMPANIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



1.   Organization and Nature of Operations

Vectren Utility Holdings, Inc. (VUHI), an Indiana corporation, was formed on March 31, 2000 to serve as the intermediate holding company for Vectren Corporation's (Vectren) three operating public utilities, Indiana Gas Company, Inc. (Indiana Gas), formerly a wholly owned subsidiary of Indiana Energy, Inc. (Indiana Energy), Southern Indiana Gas and Electric Company (SIGECO), formerly a wholly owned subsidiary of SIGCORP, Inc. (SIGCORP), and the Ohio operations (defined hereafter). Indiana Gas provides natural gas and transportation services to a diversified base of customers in 311 communities in 49 of Indiana's 92 counties. SIGECO provides generation, transmission, distribution and the sale of electric power to Evansville, Indiana, and 74 other communities, and the distribution and sale of natural gas to Evansville, Indiana, and 64 communities in ten counties in southwestern Indiana. The Ohio operations provide natural gas distribution and transportation services to Dayton, Ohio and 16 counties in west central Ohio.

Vectren is an Indiana corporation that was organized on June 10, 1999, solely for the purpose of effecting the merger of Indiana Energy and SIGCORP. On March 31, 2000, the merger of Indiana Energy with SIGCORP and into Vectren was consummated with a tax-free exchange of shares and has been accounted for as a pooling-of-interests. Therefore, the reorganization of Indiana Gas and SIGECO into subsidiaries of VUHI has been accounted for as a combination of entities under common control. These transactions did not affect the preferred stock and debt securities of Indiana Gas and SIGECO.

2. Acquisition of the Natural Gas Distribution Assets of The Dayton Power and Light Company

On October 31, 2000, Vectren acquired the natural gas distribution assets of The Dayton Power and Light Company for approximately $465 million. The acquisition has been accounted for as a purchase transaction in accordance with Accounting Principles Board (APB) Opinion No. 16 and accordingly, the results of operations of the acquired assets is included in the accompanying financial statements since the date of acquisition.

Vectren acquired the natural gas distribution assets as a tenancy in common through two separate wholly owned subsidiaries. Vectren Energy Delivery of Ohio, Inc. (VEDO), a wholly owned subsidiary, holds a 53 percent undivided ownership interest in the assets, and Indiana Gas holds a 47 percent undivided ownership interest. VEDO is the operator of the assets, operations of which are referred to as "the Ohio operations." VUHI established a $435 million commercial paper program to fund the majority of the acquisition. This facility was utilized at October 31, 2000. VEDO's portion of the acquisition was funded with short-term borrowings from VUHI. Indiana Gas' portion of the acquisition was funded with a combination of short-term borrowings from VUHI and its commercial paper program.

Goodwill has been recognized for the amount of the excess of the purchase price paid over the net assets acquired and is being amortized on a straight line basis over 40 years. Goodwill recognized as a result of the acquisition is $198 million. The purchase price is subject to adjustment based on the finalization of the closing balance sheet in accordance with the Asset Purchase Agreement.

The following table depicts, for the years ended December 31, 2000 and 1999, unaudited pro forma consolidated information, as if the acquisition of the Ohio operations occurred on January 1, 1999. The pro forma summary information presented below is not necessarily indicative of the results that actually would have occurred if the transaction indicated above had been consummated at the beginning of the periods presented and is not intended to be a projection of future results.

 For the Year Ended December 31,                      Unaudited
(in thousands)                                    2000             1999
                                               -----------      -----------

 Total operating revenues                       $1,339,469      $1,026,014

 Net income                                      $  50,982       $  72,087

3.   Merger and Integration Costs

Merger and integration costs incurred for the year ended December 31, 2000 totaled $ 32.7 million, including $1.8 million related to the integration of the Ohio operations. Merger costs are reflected in the financial statements of operating subsidiaries in which merger savings are expected to be realized.

Of the $32.7 million of merger and integration costs incurred in 2000 by VUHI and its subsidiaries, accruals were established at March 31, 2000 totaling $19.3 million. Of this amount, $5.5 million related to employee and executive severance costs, $11.7 million related to transaction costs and filing fees, and the remaining $2.1 million related to employee relocation that occurred coincident with the merger closing. At December 31, 2000, the accrual remaining for such costs totaled $1.8 million, all severance costs. Of the $32.7 million, the remaining $13.4 million was expensed throughout the year for accounting fees resulting from merger related filing requirements, consulting fees related to integration activities such as organization structure, employee travel between company locations as part of integration activities, internal labor of employees assigned to integration teams, and investor relations communications activities. The merger and integration costs expensed during 2000 were all cash costs, for which cash has been expended as of December 31, 2000 with the exception of the remaining $1.8 million accrual. Those cash outlays are expected to occur in 2001.

During the merger planning process, approximately 135 positions were identified for elimination. As of December 31, 2000, approximately 70 positions had been vacated, with the remaining 65 positions to be eliminated in 2001.

As a result of merger integration activities, management has identified certain information systems which are expected to be retired in 2001. Accordingly, the useful lives of these assets have been shortened to reflect this decision. These information system assets are owned by a wholly owned subsidiary of Vectren and the fees allocated by the subsidiary for the use of these systems by VUHI's subsidiaries are reflected in operation and maintenance expenses in the accompanying consolidated financial statements. As a result of the shortened useful lives, additional fees were incurred by VUHI during 2000, resulting in an increase in operation and maintenance expense of $11.4 million, ($7.1 million after-tax).

4.   Summary of Significant Accounting Policies

A.  Principles of Consolidation
The consolidated financial statements include the accounts of VUHI and its wholly owned subsidiaries, after elimination of intercompany transactions. The accompanying consolidated financial statements for the years ended December 31, 1999 and 1998 of VUHI and its subsidiary companies reflect the company on a historical basis as restated for the effects of the combination of entities under common control whereby Indiana Gas and SIGECO became subsidiaries of VUHI.

B.   Utility Plant and Depreciation
Utility plant is stated at historical cost, including an allowance for the cost of funds used during construction. Depreciation of utility property is provided using the straight-line method over the estimated service lives of the depreciable assets.

The average depreciation rates, expressed as a percentage of original cost, were
3.5 percent, 3.7 percent and 3.8 percent for the years ended December 31, 2000, 1999 and 1998, respectively.

VUHI follows the practice of charging maintenance and repairs, including the cost of planned major maintenance projects, to expense as incurred. When property that represents a retirement unit is replaced or removed, the cost of such property is credited to utility plant, and such cost, together with the cost of removal less salvage, is charged to the accumulated provision for depreciation.

C.   Cash Flow Information
For purposes of the Consolidated Statements of Cash Flows, VUHI considers cash investments with an original maturity of three months or less to be cash equivalents. Cash paid during the periods reported for interest, income taxes and acquired assets and liabilities were as follows:


Year Ended December 31 (in thousands)          2000       1999       1998
                                            --------   --------   --------
Cash paid during the year for
     Interest (net of amount capitalized)   $ 45,236   $ 32,080   $ 34,376
     Income taxes                           $ 44,815   $ 42,397   $ 37,173
                                            --------   --------   --------

Details of acquisition (Note 2)
     Book value of assets acquired          $278,080          -          -
     Liabilities assumed                       7,881          -          -
                                            --------   --------   --------
          Net assets acquired               $270,199          -          -
                                            ========   ========   ========

During 2000, VUHI contributed computer software and hardware with a book value of approximately $9.1 million to Vectren as a special dividend. This transaction resulted in no gain or loss and is omitted from the Consolidated Statement of Cash Flows.

D.   Revenues
Revenues are recorded as products and services are delivered to customers. To more closely match revenues and expenses, VUHI records revenues for all gas and electricity delivered to customers but not billed at the end of the accounting period.

Excise taxes are embedded in rates charged to customers. Accordingly, the company records excise tax received as a component of operating revenues. Excise taxes paid are recorded as a component of taxes other than income taxes.

E.   Earnings Per Share
Historical earnings per share are not presented as VUHI's common stock is wholly owned by Vectren.

F.   Inventories
Inventories primarily consist of gas in underground storage, fuel for electric generation and materials and supplies. Gas in underground storage at SIGECO and Indiana Gas is valued using last-in, first-out (LIFO) method, while all other inventories, including the acquired inventories of the Ohio operations, are valued using the average cost method. Based on the average cost of gas purchased during December, the cost of replacing the current portion of gas in underground storage exceeded LIFO cost at December 31, 2000 and 1999 by approximately $64.3 million and $23.2 million, respectively. Inventories consist of the following:

At December 31 (in thousands)                         2000          1999
                                                    -------       -------
Fuel (coal and oil) for electric generation         $ 4,111       $12,229
Materials and supplies                               15,264        14,445
Emission allowances                                   3,860         4,437
Gas in storage - at LIFO cost                        18,988        23,068
Gas in storage - at average cost                     49,424             -
Other                                                 1,647           815
                                                    -------       -------
Total inventories                                   $93,294       $54,994
                                                    =======       =======

G. Refundable or Recoverable Gas Costs, Fuel for Electric Production and Purchased Power
All metered gas rates contain a gas cost adjustment clause, which allows for adjustment in charges for changes in the cost of purchased gas. Metered electric rates typically contain a fuel adjustment clause that allows for adjustment in charges for electric energy to reflect changes in the cost of fuel and the net energy cost of purchased power. SIGECO also collects through a quarterly rate adjustment mechanism the margin on electric sales lost due to the implementation of demand side management programs.

VUHI's subsidiaries record any adjustment clause under-or-overrecovery each month in revenues. A corresponding asset or liability is recorded until such time as the under-or-overrecovery is billed or refunded to utility customers. The cost of gas sold is charged to operating expense as delivered to customers and the cost of fuel for electric generation is charged to operating expense when consumed.

H. Allowance for Funds used During Construction An allowance for funds used during construction (AFUDC), which represents the cost of borrowed and equity funds used for construction purposes, is charged to construction work in progress during the period of construction and included in other income - net on the Consolidated Statements of Income.

The table below reflects the total AFUDC capitalized and the portion of which was computed on borrowed and equity funds for all periods reported.

Year Ended December 31 (in thousands)        2000         1999        1998
                                           ------       ------      ------
AFUDC - borrowed funds                     $2,634       $3,090      $2,394
AFUDC - equity funds                        2,645          739         230
                                           ------       ------      ------
Total AFUDC capitalized                    $5,279       $3,829      $2,624
                                           ======       ======      ======

I.   Income Taxes
The liability method of accounting is used for income taxes under which deferred income taxes are recognized, at currently enacted income tax rates, to reflect the tax effect of temporary differences between the book and tax bases of assets and liabilities. Deferred investment tax credits are being amortized over the life of the related asset.

VUHI and its subsidiary companies are members of Vectren's consolidated income tax group. The policy for intercompany allocation of income taxes provides that subsidiaries included in the Vectren income tax group compute the provision for income taxes on a separate company basis. Subsidiaries make payments to or receive payments from Vectren in the same amounts they would have paid to, or received from, taxing authorities had they not been members of the Vectren tax group. The separate company provisions and payments are computed using tax elections made by Vectren and exclude the tax effect of certain transactions with affiliated companies construed to be permanent differences within the Vectren income tax group.

J.   Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

K.    Regulation
The utility operations of Indiana Gas and SIGECO are subject to regulation by the IURC, and the Ohio operations are subject to regulation by the Public Utilities Commission of Ohio (PUCO). The wholesale energy sales of SIGECO are subject to regulation by the Federal Energy Regulatory Commission (FERC). The accounting policies of VUHI and its subsidiaries give recognition to the ratemaking and accounting practices of these agencies and to accounting principles generally accepted in the United States, including the provisions of Statement of Financial Accounting Standards No. 71 "Accounting for the Effects of Certain Types of Regulation" (SFAS 71). Regulatory assets represent probable future revenues associated with certain incurred costs, which will be recovered from customers through the ratemaking process. Regulatory liabilities represent probable future reductions in revenues associated with amounts that are to be credited to customers through the ratemaking process.

The following regulatory assets and liabilities are reflected in the financial statements:

At December 31 (in thousands)                      2000       1999
                                               --------   --------
Regulatory Assets:
     Demand side management programs           $ 26,243   $ 25,298
     Unamortized premium on reacquired debt       4,192      4,416
     Unamortized debt discount and expenses      16,741     13,233
     Regulatory income tax asset                  4,723      2,741
     Other                                          347      1,905
                                               --------   --------
           Regulatory assets in other assets     52,246     47,593
     Recoverable fuel and gas costs              96,084      5,585
                                               --------   --------
          Total regulatory assets              $148,330   $ 53,178
                                               ========   ========

Regulatory Liabilities:
     Refundable gas costs                             -   $ 10,204
                                               ========   ========

As of December 31, 2000, the recovery of $126.9 million of VUHI's $148.3 million of total regulatory assets is reflected in rates charged to customers. The remaining $21.4 million of regulatory assets, which are not yet included in rates, represent SIGECO's demand side management (DSM) costs incurred after 1993. When SIGECO files its next electric base rate case, these costs will be included in rate base and requested to earn a return. Amortization of the costs over a period anticipated to be 15 years will be recovered through rates as a cost of operations. SIGECO is currently recovering $4.8 million of DSM costs in rates. Based upon this prior regulatory authority, management believes that future recovery of the $21.4 million of regulatory assets for DSM costs is probable.

Indiana Gas was authorized as part of an August 17, 1994 financing order from the Indiana Utility Regulatory Commission (IURC) to amortize over a 15-year period the debt discount and expense related to new debt issues and future debt issues and future premiums paid for debt reacquired in connection with refinancing. Debt discount and expense for issues in place prior to this order are being amortized over the lives of the related issues. Premiums paid prior to this order for debt reacquired in connection with refinancing are being amortized over the life of the refunding issue. SIGECO's debt discounts and expense related to new debt issues and premiums paid for debt reacquired is being amortized over the lives of the related issues.

Of the $126.9 million of regulatory assets currently reflected in rates, a total of $9.1 million is earning a return: $4.9 million of pre-1994 DSM costs and $4.2 million of unamortized premium on reacquired debt. The remaining recovery periods for the DSM costs and premium on reacquired debt are 11.5 years and 20 years, respectively. The remaining $117.6 million of regulatory assets included in rates, but not earning a return, are being recovered over varying periods:
$7.1 million of fuel costs and $89.0 million of gas costs, over 12 months; $4.7 million of regulatory income tax asset, over 30 years; and $16.8 million of unamortized debt discount and expense to be recovered as discussed above.

VUHI's subsidiaries' policy is to continually assess the recoverability of costs recognized as regulatory assets and the ability to continue to account for their activities in accordance with SFAS 71, based on the criteria set forth in SFAS
71. Based on current regulation, the utility subsidiaries believe such accounting is appropriate. If all or part of VUHI's utility operations cease to meet the criteria of SFAS 71, a write-off of related regulatory assets and liabilities would be required. The amount of the write-off would be calculated as described in Footnote 4M. In addition, VUHI could be required to determine any impairment to the carrying costs of deregulated plant and inventory assets.

L.   New Accounting Pronouncement
In June 1998, the Financial Accounting Standards Board issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), which requires that every derivative instrument be recorded on the balance sheet as an asset or liability measured at its fair value and that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met.

SFAS 133, as amended, is effective for fiscal years beginning after June 15, 2000 and must be applied to derivative instruments and certain derivative instruments embedded in hybrid contracts that were issued, acquired or substantively modified after December 31, 1998. VUHI has completed the process of identifying all derivative instruments, determining fair market values of these derivatives using quoted market prices from independent sources, designating and documenting hedge relationships, and evaluating the effectiveness of those hedge relationships. As a result of the successful completion of this process, VUHI adopted SFAS 133 as of January 1, 2001.

SFAS 133 requires that as of the date of initial adoption, the difference between the fair market value of derivative instruments recorded on the balance sheet and the previous carrying amount of those derivatives be reported in net income or other comprehensive income, as appropriate, as the cumulative effect of a change in accounting principle in accordance with APB 20, "Accounting Changes."

A limited number of VUHI's contracts are defined as derivatives under SFAS 133. These derivatives are forward physical contracts for the purchase and sale of electricity by SIGECO and an interest rate swap.

SIGECO uses derivative and non-derivative forward contracts in its power marketing operations to effectively manage the utilization of its generation capacity. Certain forward sales contracts are used to sell the excess generation capacity of SIGECO when demand conditions warrant this activity. These contracts involve the normal sale of electricity and therefore do not require fair value accounting under SFAS 133. Certain forward purchase and sale contracts entered into as part of "buy-sell" transactions with other utilities and power marketers are derivatives but do not qualify for hedge accounting. Prior to the adoption of SFAS 133, all contracts received accounting recognition on settlement. The mark to market impact of these derivatives upon adoption of SFAS 133 is reflected as part of the transition adjustment recorded to earnings on January 1, 2001. The cumulative impact of the adoption of SFAS 133 on January 1, 2001 is an earnings gain of approximately $6.3 million due to the derivatives used in SIGECO's power marketing operations.

The company entered into an interest rate swap used to hedge interest rate risk associated with VUHI's $150 million floating rate notes. The swap was entered into concurrently with the issuance of the floating rate debt on December 28, 2000 and converts the debt's variable interest rate of three month LIBOR plus
0.75 percent for a fixed rate of 6.64 percent. The swap expires on December 27, 2001, the date that the debt agreement expires. VUHI management has formally documented the hedging relationship between the swap and floating rate debt as well as its risk management objectives and strategies for undertaking the hedge transaction. The swap has been designated as a cash flow hedge. The adoption of SFAS 133 had no impact as the fair value of the swap was zero.

M.  Impairment Review of Long-Lived Assets
Long-lived assets are reviewed for impairment in accordance with SFAS No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, as facts and circumstances indicate that the carrying amount may be impaired. Specifically, the evaluation for impairment involves the comparison of an asset's carrying value and the estimated undiscounted future cash flows the asset is expected to generate over its remaining life. If this evaluation were to conclude that the carrying value of the asset is impaired, an impairment charge would be recorded as a charge to operations based on the difference between the asset's carrying amount and its fair value.

5. Preferred Stock

Cumulative Preferred Stock of SIGECO
The amount payable in the event of involuntary liquidation of each series of the $100 par value preferred stock is $100 per share, plus accrued dividends. This nonredeemable preferred stock is callable at the option of SIGECO as follows: the 4.8% Series at $110 per share, plus accrued dividends; and the 4.75% Series at $101 per share, plus accrued dividends. As of December 31, 2000 and 1999, there were 85,895 shares of the 4.8% Series outstanding and 3,000 shares and 25,000 shares of the 4.75% Series outstanding, respectively.

Cumulative Redeemable Preferred Stock of SIGECO
The Series has a dividend rate of 6.50 percent and is redeemable at $100 per share on December 1, 2002. In the event of involuntary liquidation of this series of $100 par value preferred stock, the amount payable is $100 per share, plus accrued dividends. As of December 31, 2000 and 1999, there were 75,000 shares outstanding.

Cumulative Special Preferred Stock of SIGECO
The Cumulative Special Preferred Stock has a dividend rate of 8.5 percent and in the event of involuntary liquidation the amount payable is $100 per share, plus accrued dividends. This Series is callable at the option of SIGECO at a rate of 1,160 shares per year. As of December 31, 2000 and 1999, there were 5,757 shares and 6,917 shares outstanding, respectively.

6.   Long-Term Debt

First mortgage bonds and notes payable outstanding and classified as long-term are as follows:

At December 31 (in thousands)                            2000         1999
                                                    ---------    ---------
Southern Indiana Gas and Electric Company
    First Mortgage Bonds due:
    2014, 4.60% Pollution Control Series A          $  22,500    $  22,500
    Adjustable Rate Pollution Control:
    2025, Series A, 4.65%, repriced at 3/1/01          31,500            -
    2020, Series C, 5.00%, repriced at 3/1/01          22,200            -
    2015, Series A, 4.55%                               9,975        9,975
    2016, 8.875%                                       13,000       13,000
    2020, 4.40% Pollution Control Series B              4,640        4,640
    Adjustable Rate Environmental Improvement:
    2023, Series B, 6%                                 22,800       22,800
    2023, 7.60%                                        45,000       45,000
    2025, 7.625%                                       20,000       20,000
    2029, 6.72%                                        80,000       80,000
    2030, 4.40% Pollution Control Series B             22,000       22,000
                                                    ---------    ---------
Total first mortgage bonds                            293,615      239,915
                                                    ---------    ---------
Notes Payable:
    Tax Exempt, due 2003, 6.25%                         1,000        1,000
                                                    ---------    ---------
Indiana Gas Company
Notes Payable due:
    2003, Series F, 5.75%                              15,000       15,000
    2004, Series F, 6.36%                              15,000       15,000
    2007, Series E, 6.54%                               6,500        6,500
    2013, Series E, 6.69%                               5,000        5,000
    2015, Series E, 7.15%                               5,000        5,000
    2015, Insured Quarterly Notes, 7.15%               20,000            -
    2015, Series E, 6.69%                               5,000        5,000
    2015, Series E, 6.69%                              10,000       10,000
    2021, Private Placement, 9.375%                    25,000       25,000
    2021, Series A, 9.125%                              7,000        7,000
    2025, Series E, 6.31%                               5,000        5,000
    2025, Series E, 6.53%                              10,000       10,000
    2027, Series E, 6.42%                               5,000        5,000
    2027, Series E, 6.68%                               3,500        3,500
    2027, Series F, 6.34%                              20,000       20,000
    2028, Series F, 6.75%                              14,109       14,849
    2028, Series F, 6.36%                              10,000       10,000
    2028, Series F, 6.55%                              20,000       20,000
    2029, Series G, 7.08%                              30,000       30,000
    2030, Insured Quarterly Notes, 7.45%               50,000            -
                                                    ---------    ---------
Total notes payable                                   281,109      211,849
                                                    ---------    ---------

Total long-term debt outstanding                    $ 575,724    $ 452,764
Less:  Unamortized debt premium and discount, net      (3,115)      (2,633)
                                                    ---------    ---------
Total long-term debt and other obligations, net
   of current maturities                            $ 572,609    $ 450,131
                                                    =========    =========

Consolidated maturities and sinking fund requirements on long-term debt subject to mandatory redemption during the five years following 2000 (in millions) are $0 in 2001, $0 in 2002, $16.0 in 2003, $15.0 in 2004, and $0 in 2005.

SIGECO has $53.7 million of adjustable rate pollution control series first mortgage bonds which could, at the election of the bondholder, be tendered to SIGECO annually in March. The two series of bonds were reset for a five-year period effective March 1, 2001. Resulting from the reset, the interest rate on the $31.5 million Series A bonds increased from 4.30 percent to 4.65 percent, and the interest rate on the $22.2 million Series C bonds increased from 4.45 percent to 5.00 percent. Based on the new terms, these bonds are classified as long-term debt.

The annual sinking fund requirement of SIGECO's first mortgage bonds is 1 percent of the greatest amount of bonds outstanding under the Mortgage Indenture. This requirement may be satisfied by certification to the Trustee of unfunded property additions in the prescribed amount as provided in the Mortgage Indenture. SIGECO intends to meet the 2001 sinking fund requirement by this means and, accordingly, the sinking fund requirement for 2001 is excluded from current liabilities on the Consolidated Balance Sheets. At December 31, 2000, $220.9 million of SIGECO's utility plant remained unfunded under SIGECO's Mortgage Indenture.

Provisions under which certain of Indiana Gas' Series E Notes were issued entitle the holders of $25.0 million of these notes to put the debt back to Indiana Gas at face value at certain specified dates before maturity beginning in 2000. Long-term debt subject to the put provisions during the five years following 2000 (in millions) is $0 in 2001, $6.5 in 2002, $0 in 2003, $3.5 in
2004 and $10.0 in 2005. During 2000, put provisions on $5.0 million of the notes were not exercised.

On October 5, 1999, Indiana Gas issued $30 million in principal amount of Series G Medium-term Notes and on December 28, 2000 filed a prospectus with the Securities and Exchange Commission with respect to the issuance of $70 million in debt securities. Indiana Gas will have the option to redeem the $70 million notes prior to their maturity dates. The $20 million 15-Year Insured Quarterly
(IQ) Notes may be redeemed, in whole or in part, from time to time on or after December 15, 2004. Indiana Gas will have the option to redeem the $50 million 30-Year (IQ) Notes in whole or in part, from time to time on or after December 15, 2005. The net proceeds of the $70 million debt issuance were used to repay outstanding commercial paper utilized for general corporate purposes.

The above debt agreements contain certain financial covenants and other restrictions with which VUHI must comply. Except as depicted in Note 7, VUHI was in compliance with all remaining financial covenants and restrictions.

7.  Short-Term Borrowings

At December 31, 2000, VUHI has approximately $803 million of short-term borrowing capacity, of which approximately $149 million is available. Subsequent to December 31, 2000, VUHI repaid $129.4 million of commercial paper with proceeds received from an equity contribution by Vectren. Vectren funded the contribution with the proceeds from an offering of its common stock. VUHI has therefore classified this amount as short-term borrowings, refinanced in capitalization in the Consolidated Balance Sheets. See the table below for outstanding balances and interest rates.

At December 31 (in thousands)                            2000        1999
                                                     --------    --------
Outstanding:
     Bank Loans                                      $ 40,154    $ 22,880
     2001, Note Payable, 6.6425%                      150,000           -
     Commercial paper                                 463,298      82,172
                                                     --------    --------
Total short-term borrowings                           653,452     105,052
     Less: Commercial paper, refinanced               129,420           -
                                                     --------    --------
Short-term borrowings, net of amounts refinanced     $524,032    $105,052
                                                     ========    ========
Weighted average interest rates:
     Bank Loans                                          7.10%       6.42%
     Commercial paper                                    6.87%       5.50%
Weighted average interest rates during the year:
     Bank Loans                                          6.60%       6.26%
     Commercial paper                                    6.62%       6.30%

Weighted average total outstanding during the year   $192,131    $ 92,544

At December 31, 2000, Indiana Gas is not in compliance with the total indebtedness to capitalization ratio contained in its back up credit facility for its commercial paper program. The non-compliance resulted from the indebtedness incurred to purchase its ownership interest in the Ohio operations. A waiver has been obtained from the banks on the Indiana Gas facility to waive the non-compliance through and including March 31, 2001. Vectren anticipates providing an equity investment in Indiana Gas to bring Indiana Gas back into compliance. No amount is outstanding under the back up credit facility.

8.   Income Taxes

The components of consolidated income tax expense were as follows:

Year Ended December 31 (in thousands)        2000        1999        1998
                                         --------    --------    --------
Current:
     Federal                             $ 17,817    $ 35,437    $ 31,348
     State                                  2,921       5,741       4,818
                                         --------    --------    --------
Total current taxes                        20,738      41,178      36,166
                                         --------    --------    --------
Deferred:
     Federal                               14,983       3,596       4,337
     State                                  1,563         747         967
                                         --------    --------    --------
Total deferred taxes                       16,546       4,343       5,304
                                         --------    --------    --------

Amortization of investment tax credits     (2,360)     (2,360)     (2,377)
                                         --------    --------    --------

Consolidated income tax expense          $ 34,924    $ 43,161    $ 39,093
                                         ========    ========    ========

A reconciliation of the statutory rate to the effective income tax rate is as follows:

Year Ended December 31                          2000       1999       1998
                                              ------     ------     ------
    Statutory federal and state rate            37.9%      37.9%      37.9%
    Nondeductible merger costs                   4.8        -          -
    Amortization of investment tax credit       (2.7)      (2.0)      (2.2)
    All other, net                               -           .5         .4
                                              ------     ------     ------
Effective tax rate                              40.0%      36.4%      36.1%
                                              ======     ======     ======

Significant components of the net deferred tax liability as of December 31, 2000 and 1999 are as follows:

At December 31 (in thousands)                        2000         1999
                                                ---------    ---------
Deferred tax liabilities:
     Depreciation and cost recovery timing
        differences                             $ 185,113    $ 185,799
     Deferred fuel costs, net                      33,446        2,427
     Regulatory assets recoverable through
        future rates                               28,726       30,519
Deferred tax assets:
     LIFO inventory                                (7,900)           -
     Regulatory liabilities to be settled
        through future rates                      (32,293)     (29,211)
    Alternative Minimum Tax carryforward           (9,015)           -
     Other                                        (14,126)      (5,497)
                                               ---------    ---------
Net deferred tax liability                      $ 183,951    $ 184,037
                                                =========    =========

At December 31, 2000, VUHI has an Alternative Minimum Tax credit carryforward of approximately $9.0 million, which has no expiration date.

9.   Retirement Plans and Other Postretirement Benefits

Prior to July 1, 2000, SIGECO and Indiana Energy had separate retirement and other postretirement benefit plans. Effective July 1, 2000, the SIGECO and Indiana Energy pension plans and retirement savings plans for employees not covered by a collective bargaining unit were merged. The pension plans and retirement savings plans described above became Vectren plans. As a result, the respective plan assets and plan obligations were transferred to Vectren. Vectren paid cash to the subsidiaries for assets received and received cash for the assumption of liabilities. The transfers resulted in no gain or loss.

VUHI's subsidiaries have multiple defined benefit pension and other postretirement benefit plans which cover eligible full-time regular employees. All of the plans are non-contributory with the exception of an Indiana Gas health care plan which contains cost-sharing provisions whereby employees retiring after January 1, 1996, are required to make contributions to the plan when increases in Indiana Gas' health care costs exceed the general rate of inflation, as measured by the Consumer Price Index (CPI). The nonpension plans include plans for health care and life insurance through a combination of self-insured and fully insured plans.

The IURC has authorized SIGECO and Indiana Gas to recover the costs related to postretirement benefits other than pensions under the accrual method of accounting consistent with Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. Amounts accrued prior to that authorization were deferred as allowed by the IURC and amortized over a 60-month period.

The detailed disclosures of benefit components that follow are based on an actuarial valuation performed for the December 31, 2000 financial statements using a measurement date as of September 30, 2000. The disclosures required as of and for the years ended December 31, 1999 and 1998 have been restated based on actuarial valuations previously performed for SIGECO as of December 31 and Indiana Gas as of September 30, respectively. In management's opinion, disclosures from revised actuarial valuations would not differ materially from those presented below.

Net periodic benefit cost consisted of the following components:

                                        Pension Benefits                     Other Benefits
                                 --------------------------------    -------------------------------
Year Ended December 31
  (in thousands)                     2000        1999        1998        2000        1999        1998
                                 --------    --------    --------    --------    --------    --------
Service cost                     $  2,578    $  4,637    $  3,772    $  1,181    $  1,358    $  1,186
Interest cost                       6,719      10,524       9,524       5,860       4,805       4,739
Expected return on plan assets     (8,562)    (13,827)    (12,378)       (921)       (751)       (577)
Amortization of prior service
   cost                               234         307         178           -           -           -
Amortization of transitional
   obligation (asset)                (714)       (734)       (734)      3,738       3,266       3,266
Recognized actuarial gain            (560)       (192)        (66)     (1,473)       (906)        611
Settlement charge                     711           -           -           -           -           -
                                 --------    --------    --------    --------    --------    --------
Net periodic benefit cost        $    406    $    715    $    296    $  8,385    $  7,772    $  9,225
                                 ========    ========    ========    ========    ========    ========

A reconciliation of the plan's benefit obligations, fair value of plan assets, funded status and amounts recognized in the Consolidated Balance Sheets follows:


Benefit Obligation:                                 Pension Benefits           Other Benefits
                                                 ----------------------    ----------------------
At December 31 (in thousands)                         2000         1999         2000         1999
                                                 ---------    ---------    ---------    ---------
Benefit obligation at beginning of year          $ 150,983    $ 156,451    $  67,928    $  73,030
Service cost - benefits earned during the year       2,578        4,637        1,181        1,358
Interest cost on projected benefit obligation        6,719       10,524        5,860        4,805
Plan amendments                                          -           33         (711)           -
Transfers                                          (84,067)           -            -            -
Settlements                                            711            -            -            -
Benefits paid                                       (5,043)      (8,001)      (5,385)      (3,605)
Actuarial (gain) loss                                3,188      (12,661)       6,445       (7,660)
                                                 ---------    ---------    ---------    ---------
Benefit obligation at end of year                $  75,069    $ 150,983    $  75,318    $  67,928
                                                 =========    =========    =========    =========



Fair value of Plan Assets                           Pension Benefits           Other Benefits
                                                 ----------------------    ----------------------
At December 31 (in thousands)                         2000         1999         2000         1999
                                                 ---------    ---------    ---------    ---------
Plan assets at fair value at beginning of year   $ 187,262    $ 180,965    $  11,709    $   9,511
Actual return on plan assets                        10,673       14,179          595        1,434
Employer contributions                                   -          119        4,303        4,369
Transfers                                         (102,943)           -            -            -
Benefits paid                                       (5,043)      (8,001)      (5,385)      (3,605)
                                                 ---------    ---------    ---------    ---------
Fair value of plan assets at end of year         $  89,949    $ 187,262    $  11,222    $  11,709
                                                 =========    =========    =========    =========





Funded Status                     Pension Benefits           Other Benefits
                                --------------------    -----------------------
At December 31 (in thousands)       2000        1999          2000        1999
                                --------    --------    ----------  -----------
Funded status                   $ 14,880    $ 36,279    $ (64,096)   $ (56,219)
Unrecognized transitional
  obligation (asset)              (1,475)     (2,280)      39,968       44,418
Unrecognized service cost          1,380       3,554            -           -
Unrecognized net (gain) loss
  and other                      (16,365)    (40,456)     (19,865)     (28,714)
                                --------    --------    ---------  ------------
Net amount recognized           $ (1,580)   $ (2,903)   $ (43,993)   $ (40,515)
                                ========    ========    =========  ============

Weighted-average assumptions used in the accounting for these plans were as follows:

                                      Pension Benefits       Other Benefits
                                     ------------------    ------------------
Year Ended December 31                  2000       1999       2000       1999
                                     -------    -------    -------    -------
Discount rate                          7.75%      7.50%      7.75%      7.50%
Expected return on plan assets         8.50%      8.50%       N/A        N/A
Rate of compensation increase          5.00%      5.00%       N/A        N/A
CPI rate                                N/A        N/A       7.00%      6.50%

As of December 31, 2000, the estimated health care cost trend is 7 percent declining to 5 percent in 2004 and remaining level thereafter. The accrued health care cost trend rate for 2001 is 7 percent. The estimated cost of these future benefits could be significantly affected by future changes in health care costs, work force demographics, interest rates or plan changes.

A 1 percent change in the assumed health care cost trend for the postretirement health care plan would have the following effects:

(in thousands)                                1% Increase        1% Decrease
                                         ------------------  -----------------
Effect on the aggregate of the service
   and interest cost components                 $      343       $      (273)

Effect on the postretirement benefit
   Obligation                                        3,287            (2,686)

VUHI has adopted Voluntary Employee Beneficiary Association (VEBA) Trust Agreements for the funding of postretirement health benefits for certain retirees and their eligible dependents and beneficiaries. Annual funding is discretionary and is based on the projected cost over time of benefits to be provided to cover persons consistent with acceptable actuarial methods. To the extent these postretirement benefits are funded, the benefits will not be shown as a liability on VUHI's financial statements.

10.   Fair Value of Financial Instruments

The carrying values and estimated fair values of VUHI's financial instruments were as follows:


At December 31 (in thousands)                   2000                    1999
                                        ---------------------  -----------------------
                                         Carrying  Estimated    Carrying   Estimated
                                          Amount   Fair Value    Amount    Fair Value
                                        ---------  ----------  ---------   ----------
Short-term borrowings                    $653,452   $653,452    $105,052    $105,052
Redeemable preferred stock of SIGECO        7,500      7,667       7,500       7,538
Long term debt (includes amounts due
   within one year)                       572,609    636,054     503,831     505,511


Certain methods and assumptions must be used to estimate the fair value of financial instruments. Because of the short maturity of notes payable, the carrying amounts approximate fair values for these financial instruments. The fair value of long-term debt was estimated based on the quoted market prices for the same or similar issues or on the current rates offered for debt of the same remaining maturities. The fair value of redeemable preferred stock of SIGECO was based on the current quoted market rate of long-term debt with similar characteristics.

Under current regulatory treatment, call premiums on reacquisition of long-term debt are generally recovered in customer rates over the life of the refunding issue or over a 15-year period (see Note 4K). Accordingly, any reacquisition would not be expected to have a material effect on VUHI's financial position or results of operations.

11.  Stock-Based Compensation

VUHI does not have stock-based compensation plans separate from Vectren. VUHI's employees, officers and directors participate in Vectren's stock-based compensation plans that provide for awards of restricted stock and stock options to purchase Vectren common stock at prices equal to the fair value of the underlying shares at the date of grant. Consistent with Vectren, VUHI accounts for participation in these plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in measuring compensation costs for its stock options and discloses pro forma net income as if compensation costs had been determined consistent with the SFAS No. 123, "Accounting for Stock-based Compensation."

Had compensation cost for stock options been determined consistent with SFAS No. 123 "Accounting for Stock-based Compensation," net income would not have been materially different than reported net income.

12.   Commitments and Contingencies

Vectren, through a wholly owned subsidiary, has entered into a contract to purchase and construct an 80-megawatt combustion gas turbine generator which, upon regulatory approval, will be owned by SIGECO. The total capital cost of the project is estimated to be $33 million during the 2001-2002 construction period.

VUHI and its subsidiaries are party to various legal proceedings arising in the normal course of business. In the opinion of management, with the exception of the litigation matters related to the Clean Air Act and ProLiance Energy, LLC, there are no legal proceedings pending against VUHI that could be material to its financial position or results of operations. Refer to Note 13 for litigation matters concerning the Clean Air Act and Note 15 for transactions with ProLiance.

13.  Environmental Matters

Clean Air Act

NOx SIP Call Matter. In October 1997, the United States Environmental Protection Agency (USEPA) proposed a rulemaking that could require uniform nitrogen oxide
(NOx) emissions reductions of 85 percent by utilities and other large sources in a 22-state region spanning areas in the Northeast, Midwest, Great Lakes, Mid-Atlantic and South. This rule is referred to as the "NOx SIP call." The USEPA provided each state a proposed budget of allowed NOx emissions, a key ingredient of ozone, which requires a significant reduction of such emissions. Under that budget, utilities may be required to reduce NOx emissions to a rate of 0.15 lb/mmBtu below levels already imposed by Phase I and Phase II of the Clean Air Act Amendments of 1990 (the Act). Midwestern states (the alliance) have been working together to determine the most appropriate compliance strategy as an alternative to the USEPA proposal. The alliance submitted its proposal, which calls for a smaller, phased in reduction of NOx levels, to the USEPA and the Indiana Department of Environmental Management (IDEM) in June 1998.

In July 1998, Indiana submitted its proposed plan to the USEPA in response to the USEPA's proposed new NOx rule and the emissions budget proposed for Indiana. The Indiana plan, which calls for a reduction of NOx emissions to a rate of 0.25 lb/mmBtu by 2003, is less stringent than the USEPA proposal but more stringent than the alliance proposal.

On October 27, 1998, USEPA issued a final rule "Finding of Significant Contribution and Rulemaking for Certain States in the Ozone Transport Assessment Group Region for Purposes of Reducing Regional Transport of Ozone," (63 Fed. Reg. 57355). The final rule requires that 23 states and jurisdictions must file revised state implementation plans (SIPs) with the USEPA by no later than September 30, 1999, which was essentially unchanged from its October 1997, proposed rule. The USEPA has encouraged states to target utility coal-fired boilers for the majority of the reductions required, especially NOx emissions. Northeastern states have claimed that ozone transport from midwestern states (including Indiana) is the primary reason for their ozone concentration problems. Although this premise is challenged by others based on various air quality modeling studies, including studies commissioned by the USEPA, the USEPA intends to incorporate a regional control strategy to reduce ozone transport. The USEPA's final ruling is being litigated in the federal courts by approximately ten midwestern states, including Indiana.

During the second quarter of 1999, the USEPA lost two federal court challenges to key air-pollution control requirements. In the first ruling by the U.S. Circuit Court of Appeals for the District of Columbia on May 14, 1999, the Court struck down the USEPA's attempt to tighten the one-hour ozone standard to an eight-hour standard and the attempt to tighten the standard for particulate emissions, finding the actions unconstitutional. In the second ruling by the same Court on May 25, 1999, the Court placed an indefinite stay on the USEPA's attempts to reduce the allowed NOx emissions rate from levels required by the Clean Air Act Amendments of 1990. The USEPA appealed both court rulings. On October 29, 1999, the Court refused to reconsider its May 14, 1999 ruling.

On March 3, 2000, the D.C. Circuit of Appeals upheld the USEPA's October 27, 1998 final rule requiring 23 states and the District of Columbia to file revised SIPs with the USEPA by no later than September 30, 1999. Numerous petitioners, including several states, have filed petitions for rehearing with the U.S. Court of Appeals for the District of Columbia in Michigan v. the USEPA. On June 22, 2000, the D.C. Circuit Court of Appeals denied petition for rehearing en banc and lifted its May 25, 1999 stay. Following this decision, on August 30, 2000, the D.C. Circuit Court of Appeals issued an extension of the SIP Call implementation deadline, previously May 1, 2003, to May 31, 2004. On September 20, 2000, petitioners filed a Petition of Writ of Certiori with the United States Supreme Court requesting review of the D.C. Circuit Court's March 3, 2000 Order. The Court has not yet ruled on the Petition for Certiorari. The USEPA granted Section 126 Petitions filed by northeastern states that require named sources in the eastern half of Indiana to achieve NOx reduction by May 1, 2003. No SIGECO facilities are named in the Section 126 Petitions filed by northeastern states, therefore SIGECO's compliance date remains May 31, 2004.

The proposed NOx emissions budget for Indiana stipulated in the USEPA's final ruling requires a 36 percent reduction in total NOx emissions from Indiana. The ruling, pending finalization of state rule making, could require SIGECO to lower its system-wide emissions by approximately 70 percent. Depending on the level of system-wide emissions reductions ultimately required, and the control technology utilized to achieve the reductions, the estimated construction costs of the control equipment could reach $160 million, which are expected to be expended during the 2001-2004 period, and related additional operation and maintenance expenses could be an estimated $8 million to $10 million, annually. No accrual has been recorded by the company related to the NOx SIP Call matter. The rules governing NOx emissions, once finalized, are to be applied prospectively.

Mercury Emissions. On December 14, 2000, the USEPA released a statement announcing that reductions of mercury emissions from coal-fired plants will be required in the near future. The USEPA will propose regulations by December 2003 and issue final rules by December 2004.

Under the Act, the USEPA is required to study emissions from power plants in order to determine if additional regulations are necessary to protect public health. The USEPA reported its study to Congress in February 1998. That study concluded that of all toxic pollution examined, mercury posed the greatest concern to public health. An earlier USEPA study concluded that the largest source of human-made mercury pollution in the United States was coal-fired power plants.

After completion of the study, the Act required the USEPA to determine whether to proceed with the development of regulations. The USEPA announced that it had affirmatively decided that mercury air emissions from power plants should be regulated. Because rules governing mercury emissions are under development, the determination of exposure, if any, is impossible as there are no standards or rules by which compliance (or lack thereof) can be measured. Accordingly, no accrual has been recorded by the company related to the mercury emissions matter.

Culley Generating Station Investigation Matter. The USEPA initiated an investigation under Section 114 of the Act of SIGECO's coal-fired electric generating units in commercial operation by 1977 to determine compliance with environmental permitting requirements related to repairs, maintenance, modifications and operations changes. The focus of the investigation was to determine whether new source performance standards should be applied to the modifications and whether the best available control technology was, or should have been, used. Numerous other electric utilities were, and are currently, being investigated by the USEPA under an industry-wide review for similar compliance. SIGECO responded to all of the USEPA's data requests during the investigation. In July 1999, SIGECO received a letter from the Office of Enforcement and Compliance Assurance of the USEPA discussing the industry-wide investigation, vaguely referring to the investigation of SIGECO and inviting SIGECO to participate in a discussion of the issues. No specifics were noted; furthermore, the letter stated that the communication was not intended to serve as a notice of violation. Subsequent meetings were conducted in September and October with the USEPA and targeted utilities, including SIGECO, regarding potential remedies to the USEPA's general allegations.

On November 3, 1999, the USEPA filed a lawsuit against seven utilities, including SIGECO. The USEPA alleges that, beginning in 1992, SIGECO violated the Act by: (i) making modifications to its Culley Generating Station in Yankeetown, Indiana without obtaining required permits; (ii) making major modifications to the Culley Generating Station without installing the best available emission control technology; and (iii) failing to notify the USEPA of the modifications. In addition, the lawsuit alleges that the modifications to the Culley Generating Station required SIGECO to begin complying with federal new source performance standards.

SIGECO believes it performed only maintenance, repair and replacement activities at the Culley Generating Station, as allowed under the Act. Because proper maintenance does not require permits, application of the best available emission control technology, notice to the USEPA, or compliance with new source performance standards, SIGECO believes that the lawsuit is without merit, and intends to vigorously defend the lawsuit.

The lawsuit seeks fines against SIGECO in the amount of $27,500 per day per violation. The lawsuit does not specify the number of days or violations the USEPA believes occurred. The lawsuit also seeks a court order requiring SIGECO to install the best available emissions technology at the Culley Generating Station. If the USEPA is successful in obtaining an order, SIGECO estimates that it would incur capital costs of approximately $40 million to $50 million complying with the order. In the event that SIGECO is required to install system-wide NOx emission control equipment, as a result of the NOx SIP call issue, the majority of the $40 million to $50 million for best available emissions technology at Culley Generating Station would be included in the $160 million expenditure previously discussed.

The USEPA has also issued an administrative notice of violation to SIGECO making the same allegations, but alleging that violations began in 1977.

While it is possible that SIGECO could be subjected to criminal penalties if the Culley Generating Station continues to operate without complying with the new source performance standards and the allegations are determined by a court to be valid, SIGECO believes such penalties are unlikely as the USEPA and the electric utility industry have a bonafide dispute over the proper interpretation of the Act. Accordingly, no accrual has been recorded by the company, and SIGECO anticipates at this time that the plant will continue to operate while the matter is being decided.

Information Request. On January 23, 2001, SIGECO received an information request from the USEPA under Section 114(a) of the Act for historical operational information on the Warrick and A.B. Brown generating stations. SIGECO plans to provide all information requested, and management believes that no significant issues will arise from this request.

Manufactured Gas Plants

In the past, Indiana Gas and others operated facilities for the manufacture of gas. Given the availability of natural gas transported by pipelines, these facilities have not been operated for many years. Under currently applicable environmental laws and regulations, Indiana Gas, and the others, may now be required to take remedial action if certain byproducts are found above the regulatory thresholds at these sites.

Indiana Gas has identified the existence, location and certain general characteristics of 26 gas manufacturing and storage sites for which it may have some remedial responsibility. Indiana Gas has completed a remedial investigation/feasibility study (RI/FS) at one of the sites under an agreed order between Indiana Gas and the Indiana Department of Environmental Management
(IDEM), and a Record of Decision (ROD) was issued by the IDEM in January 2000. Although Indiana Gas has not begun an RI/FS at additional sites, Indiana Gas has submitted several of the sites to the IDEM's Voluntary Remediation Program (VRP) and is currently conducting some level of remedial activities including groundwater monitoring at certain sites where deemed appropriate and will continue remedial activities at the sites as appropriate and necessary.

In conjunction with data compiled by expert consultants, Indiana Gas has accrued the estimated costs for further investigation, remediation, groundwater monitoring and related costs for the sites. While the total costs that may be incurred in connection with addressing these sites cannot be determined at this time, Indiana Gas has accrued costs that it reasonably expects to incur totaling approximately $20.3 million.

The estimated accrued costs are limited to Indiana Gas' proportionate share of the remediation efforts. Indiana Gas has arrangements in place for 19 of the 26 sites with other potentially responsible parties, which serve to limit Indiana Gas' share of response costs at these 19 sites to between 20 and 50 percent.

With respect to insurance coverage, as of December 31, 2000, Indiana Gas has received and recorded settlements from all known insurance carriers in an aggregate amount approximating its $20.3 million accrual.

Environmental matters related to manufactured gas plants have had no material impact on earnings since costs recorded to date approximate PRP and insurance settlement recoveries. While Indiana Gas has recorded all costs which it presently expects to incur in connection with activities at these sites, it is possible that future events may require some level of additional remedial activities which are not presently foreseen.

14.  Rate and Regulatory Matters

As a result of the ongoing appeal of a generic order issued by the IURC in August 1999 regarding guidelines for the recovery of purchased power costs, SIGECO entered into a settlement agreement with the Indiana Office of Utility Consumer Counselor (OUCC) that provides certain terms with respect to the recoverability of such costs. The settlement, originally approved by the IURC on August 9, 2000, has been extended by agreement through March 2002. Under the settlement, SIGECO can recover the entire cost of purchased power up to an established benchmark, and during forced outages, SIGECO will bear a limited share of its purchased power costs regardless of the market costs at that time. Based on this agreement, SIGECO believes it has significantly limited its exposure to unrecoverable purchased power costs.

Commodity prices for natural gas purchases during the last six months of 2000 increased, primarily due to the expectation of a colder winter, which led to increased demand and tighter supplies. Vectren's utility subsidiaries are typically allowed full recovery of such charges in purchased gas costs from their retail customers through commission-approved gas cost adjustment. On October 11, 2000, Indiana Gas filed for approval of its quarterly gas cost adjustment (GCA). In early December, the IURC issued an interim order approving the request by Indiana Gas for a GCA factor for December 2000. On January 4, 2001, the IURC approved the January and February 2001 GCA as filed. The order also addressed the claim by the OUCC that a portion of the requested GCA be disallowed because Indiana Gas should have entered into additional commitments for this winter's gas supply in late 1999 and early 2000. In procuring gas supply for this winter, Indiana Gas followed the gas procurement practices that it had employed over the last several years. In response to the claim by the OUCC, the IURC found that there should be a $3.8 million disallowance related to gas procurement for the winter season. As a result, Indiana Gas recognized a pre-tax charge of $3.8 million in December 2000. Both Indiana Gas and the OUCC appealed this ruling. The Citizens Action Coalition of Indiana, Inc., a not for profit consumer advocate, also filed with the IURC a petition to intervene and a notice of appeal of the order.

In March 2001, Vectren, Indiana Gas and SIGECO reached agreement with the OUCC and CAC regarding the IURC Order. As part of the agreement, among other things, the companies agreed to contribute an additional $1.9 million to the state of Indiana's Low Income Heating Assistance Program in 2001 and to credit $3.3 million of the $3.8 million disallowed amount to Indiana Gas customers' April 2001 utility bills in exchange for both the OUCC and the CAC dropping their appeals of the IURC Order. The contributions to Indiana's Low Income Heating Assistance Program totaling $1.9 million were made in 2001 and were charged to other income, net in 2001. There was no impact to 2000 results of operations as a result of these contributions.

15.  Affiliate Transactions

Vectren and certain subsidiaries of Vectren have provided certain corporate general and administrative services to VUHI including legal, finance, tax, risk management and human resources. The costs have been allocated to VUHI using various allocators, primarily number of employees, number of customers and/or revenues. Allocations are based on cost. Management believes that the allocation methodology is reasonable and approximates the costs that would have been incurred had VUHI secured those services on a stand alone basis. VUHI received corporate allocations totaling $65.2 million, $31.4 million, and $25.9 million for the years ended December 31, 2000, 1999, and 1998, respectively.

Vectren Fuels, Inc., a wholly owned subsidiary of Vectren, owns and operates coal mines from which SIGECO purchases fuel used for electric generation. Amounts paid for such purchases for the years ended December 31, 2000, 1999 and 1998, totaled $25.7 million, $20.5 million and $16.8 million, respectively. Amounts charged by Vectren Fuels, Inc. are market based.

ProLiance Energy LLC (ProLiance), a 50 percent owned, non-regulated, energy marketing affiliate of Vectren, provides natural gas supply and related services to Indiana Gas and the Ohio operations. Purchases from ProLiance for resale and for injections into storage for the years ended December 31, 2000, 1999 and 1998 totaled $401.4 million, $240.7 million and $232.2 million, respectively. Amounts charged by ProLiance are market based.

ProLiance began providing natural gas and related services to Indiana Gas, Citizens Gas and Coke Utility (Citizens Gas) and others effective April 1, 1996. The sale of gas and provision of other services to Indiana Gas by ProLiance is subject to regulatory review through the quarterly gas cost adjustment (GCA) process administered by the IURC.

On September 12, 1997, the IURC issued a decision finding the gas supply and portfolio administration agreements between ProLiance and Indiana Gas and ProLiance and Citizens Gas to be consistent with the public interest. The IURC's decision reflected the significant gas cost savings to customers obtained through ProLiance's services and suggested that all material provisions of the agreements between ProLiance and the utilities are reasonable. Nevertheless, with respect to the pricing of gas commodity purchased from ProLiance and two other pricing terms, the IURC concluded that additional review in the GCA process would be appropriate and directed that these matters be considered further in the pending, consolidated GCA proceeding involving Indiana Gas and Citizens Gas. The IURC has not yet established a schedule for conducting these additional proceedings. Through a series of appeals, the order was finally considered by the Indiana Supreme Court.

On September 22, 2000, the Indiana Supreme Court issued a decision affirming the IURC's decision on ProLiance in all respects.

In August 1998, Indiana Gas, Citizens Gas and ProLiance each received a Civil Investigative Demand (CID) from the United States Department of Justice requesting information relating to Indiana Gas' and Citizens Gas' relationship with and the activities of ProLiance. The Department of Justice issued the CID to gather information regarding ProLiance's formation and operations, and to determine if trade or commerce has been restrained. Indiana Gas has provided all information requested and management continues to believe that there are no significant issues in this matter. Indiana Gas continues to record gas costs in accordance with the terms of the ProLiance contract.

CIGMA, LLC, owned jointly and equally by a wholly owned subsidiary of Vectren and a third party, provides materials acquisition and related services that are used by Indiana Gas, the Ohio operations and others. Purchases of these services during the years ended December 31, 2000, 1999 and 1998, totaled $17.2 million, $17.3 million and $15.9 million, respectively. Amounts charged by CIGMA, LLC are market based.

Reliant Services, LLC (Reliant), owned jointly and equally by a wholly owned subsidiary of Vectren and Cinergy Corp., provides utility locating, meter reading and construction services to Indiana Gas, the Ohio operations and others. Amounts paid to Reliant for such services totaled $3.7 million and $2.9 million for years ended December 31, 2000 and 1999, respectively. Amounts charged by Reliant are market based.

The company incurred approximately $171,000 in 2000 for janitorial services provided by an entity owned by a relative of a director of the company.

Amounts owed to other wholly owned subsidiaries of Vectren totaled $25.4 million and $10.2 million at December 31, 2000 and 1999, respectively, and are included in accounts payable to affiliated companies on the Consolidated Balance Sheets. Amounts due from other wholly owned subsidiaries of Vectren totaled $34.3 million and $4.2 million at December 31, 2000 and 1999, respectively, and are included in accounts receivable from affiliated companies on the Consolidated Balance Sheets.

Amounts owed to unconsolidated affiliates of Vectren totaled $97.9 million and $28.1 million at December 31, 2000 and 1999, respectively, and are included in accounts payable on the Consolidated Balance Sheets. The $69.8 million increase at December 31, 2000 is due primarily to amounts owed to ProLiance resulting from the much higher gas prices and increased customer consumption. Amounts due from unconsolidated affiliates of Vectren totaled $0.3 million and $0.2 million at December 31, 2000 and 1999 and are included in accounts receivable.

16.   Segment Reporting

SFAS No. 131 "Disclosure about Segments of an Enterprise and Related Information" establishes standards for the reporting of information about operating segments in financial statements and disclosures about products, services and geographical areas. Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision makers in deciding how to allocate resources and in the assessment of performance.

There were two operating segments of VUHI during 2000: (1) Gas Utility Services and (2) Electric Utility Services. The Gas Utility Services segment distributes, transports and sells natural gas in southwest and central Indiana and west central Ohio and is comprised of the operations of Indiana Gas, the Ohio operations and SIGECO's natural gas business. The Electric Utility Services segment generates, transmits, distributes and sells electricity within primarily southwestern Indiana and in periods of under utilized capacity, sells excess electricity to other wholesale customers. This segment is comprised of SIGECO's electric business.

The following tables provide information about business segments. In addition, adjustments have been made to the segment information to arrive at information included in the consolidated results of operations and financial position. These adjustments include unallocated corporate assets, revenues and expenses and the elimination of intercompany transactions.


At and Year Ended December 31 (in thousands)         2000         1999         1998
                                               ----------   ----------   ----------
Operating Revenues:
   Gas Utility Services                        $  818,753   $  499,573   $  487,260
   Electric Utility Services                      336,409      307,569      297,865
                                               ----------   ----------   ----------
   Total operating revenues                    $1,155,162   $  807,142   $  785,125
                                               ==========   ==========   ==========
Interest Expense:
   Gas Utility Services                        $   27,969       18,759       17,788
   Electric Utility Services                       18,103       18,031       18,882
                                               ----------   ----------   ----------
   Total interest expense                      $   46,072   $   36,790   $   36,670
                                               ==========   ==========   ==========
Income Taxes:
   Gas Utility Services                        $   11,538   $   18,830   $   16,212
   Electric Utility Services                       23,386       24,331       22,881
                                               ----------   ----------   ----------
   Total income taxes                          $   34,924   $   43,161   $   39,093
                                               ==========   ==========   ==========
Net Income:
   Gas Utility Services                        $   15,589   $   33,613   $   30,930
   Electric Utility Services                       36,811       41,820       38,342
                                               ----------   ----------   ----------
   Net income                                  $   52,400   $   75,433   $   69,272
                                               ==========   ==========   ==========
Depreciation and amortization:
   Gas Utility Services                        $   43,792   $   38,624   $   37,082
   Electric Utility Services                       38,639       40,829       38,077
                                               ----------   ----------   ----------
   Total depreciation and amortization         $   82,431   $   79,453   $   75,159
                                               ==========   ==========   ==========
Capital expenditures:
   Gas Utility Services                        $   74,252   $   72,773   $   63,408
   Electric Utility Services                       43,520       51,080       47,114
                                               ----------   ----------   ----------
   Total capital expenditures                  $  117,772   $  123,853   $  110,522
                                               ==========   ==========   ==========
Identifiable assets:
   Gas Utility Services                        $1,646,295   $  872,310   $  823,856
   Electric Utility Services                      799,104      751,598      740,746
                                               ----------   ----------   ----------
   Total identifiable assets                   $2,445,399   $1,623,908   $1,564,602
                                               ==========   ==========   ==========

17.  Other Income - Net

Other income consists of the following:

Year Ended December 31, (In thousands)      2000       1999       1998
                                         -------    -------    -------
AFUDC                                    $ 5,279    $ 3,829    $ 2,624
Other income                               3,303        563      2,255
Other expense                             (3,381)      (218)    (1,845)
                                         -------    -------    -------
Other income, net                        $ 5,201    $ 4,174    $ 3,034
                                         =======    =======    =======


18.  Selected Quarterly Financial Data (Unaudited) (1)

2000
--------------
(In thousands)               Q1         Q2         Q3         Q4
                       --------   --------   --------   --------
Operating revenues     $273,835   $178,774   $188,092   $514,461
Operating income (2)     21,844     11,811     19,019     41,614
Net income (2)           12,829      2,962     10,062     26,547

1999
-------------
(In thousands)             Q1         Q2         Q3         Q4
                     --------   --------   --------   --------
Operating revenues   $262,169   $156,449   $162,429   $226,095
Operating income       45,023     16,521     19,133     28,450
Net income             36,235      8,256     11,810     19,132

(1) Information in any one quarterly period is not indicative of annual results due to seasonal variations common to the utility industry.

(2)  Includes merger and integration charges. (See Note 3.)

SCHEDULE II

                 Vectren Utility Holdings, Inc and Subsidiaries

                 VALUATION AND QUALIFYING ACCOUNTS AND RESERVES


  Column A                                 Column B      Column C          Column D    Column E
  --------                                 --------  ------------------    --------    --------
                                                         Additions
                                           Balance   Charged   Charged    Deductions    Balance
                                          Beginning     to     to Other     from         End of
  Description                              Of Year   Expenses  Accounts  Reserves, Net    Year
  -----------                               -----    --------  --------  -------------   ----
                                                                (in thousands)
  VALUATION AND QUALIFYING
      ACCOUNTS:
  Year 2000 - Accumulated provision for
                uncollectible accounts     $ 3,877   $ 6,594    $ 500      $ 5,369      $ 5,602

  Year 1999 - Accumulated provision for
                uncollectible accounts     $ 3,905   $ 3,423    $   -      $ 3,451      $ 3,877

  Year 1998 - Accumulated provision for
                uncollectible accounts     $ 2,432   $ 6,205    $   -      $ 4,732      $ 3,905

  OTHER RESERVES:

  Year 2000 - Reserve for merger and
                integration charges         $   -   $ 19,300    $   -     $ 17,481      $ 1,819

  Year 2000 - Reserve for injuries and
                damages                   $ 1,547     $  851    $   -       $  574      $ 1,824

  Year 1999 - Reserve for injuries and
                damages                   $ 1,282     $  661    $   -       $  396      $ 1,547

  Year 1998 - Reserve for injuries and
                damages                   $ 1,047     $  568    $ 261       $  594      $ 1,282


Vectren Utility Holdings, Inc and Subsidiary Companies
                                                                         Page

3.  Unaudited Interim Condensed Consolidated Financial Statements

       Condensed Consolidated Balance Sheets as of June 30, 2001           70
           and December 31, 2000

       Condensed Consolidated Statements of Operations for the three
           and six months ended June 30, 2001 and 2000                     72

       Condensed Consolidated Statements of Cash Flows for the
           six months ended June 30, 2001 and 2000                         73

       Notes to Condensed Consolidated Financial Statements                74

             VECTREN UTILITY HOLDINGS, INC. AND SUBSIDIARY COMPANIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                             (Unaudited - Thousands)
                                                         June 30,   December 31,
               ASSETS                                      2001          2000
               ------                                   ----------   ----------

Utility Plant at original cost:
     Electric                                           $1,171,249   $1,175,552
     Gas                                                 1,535,361    1,552,825
                                                        ----------   ----------
                                                         2,706,610    2,728,377
     Less: accumulated depreciation and amortization     1,272,409    1,233,033
                                                        ----------   ----------
                                                         1,434,201    1,495,344
     Construction work in progress                         102,275       60,417
                                                        ----------   ----------
         Net utility plant                               1,536,476    1,555,761
                                                        ----------   ----------

Current Assets:
     Cash and cash equivalents                               1,150        2,202
     Accounts receivable, less reserves of $5,353 and
         $5,602, respectively                              131,836      173,300
     Accounts receivable from affiliated company             1,437       34,278
     Accrued unbilled revenues                              21,790      143,365
     Inventories                                            58,308       93,294
     Prepaid gas delivery service                           31,099       34,849
     Recoverable fuel and natural gas costs                 96,706       96,084
     Other current assets                                   37,097       36,086
                                                        ----------   ----------
         Total current assets                              379,423      613,458
                                                        ----------   ----------

Other Investments and Property:
     Nonutility property and other, net                      4,398        4,916
     Other investments                                       4,073        1,056
                                                        ----------   ----------
         Total other investments and property                8,471        5,972
                                                        ----------   ----------

Other Assets:

     Deferred charges, net                                  36,571       19,985
     Goodwill, net                                         195,563      197,977
     Regulatory assets                                      53,024       52,246
                                                        ----------   ----------
         Total other assets                                285,158      270,208
                                                        ----------   ----------

TOTAL ASSETS                                            $2,209,528   $2,445,399
                                                        ==========   ==========

     The accompanying notes are an integral part of these condensed consolidated financial statements.

             VECTREN UTILITY HOLDINGS, INC. AND SUBSIDIARY COMPANIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                             (Unaudited - Thousands)


                                                                June 30,    December 31,
   LIABILITIES AND SHAREHOLDER'S EQUITY                           2001           2000
   ------------------------------------                       -----------    -----------
Capitalization:
     Common stock                                             $   351,459    $   221,254
     Retained earnings                                            335,879        350,537
     Accumulated comprehensive income                                (982)             -
                                                              -----------    -----------
         Total common shareholder's equity                        686,356        571,791
     Cumulative nonredeemable preferred stock of subsidiary         8,852          8,890
     Cumulative redeemable preferred stock of subsidiary            7,500          7,500
     Cumulative special preferred stock of subsidiary                 460            575
     Long-term debt, net of current maturities                    565,770        572,609
     Short-term borrowings, refinanced                                  -        129,420
                                                              -----------    -----------
            Total capitalization, net of current maturities     1,268,938      1,290,785
                                                              -----------    -----------

Commitments and Contingencies (Notes 8 through 11 )

Current Liabilities:
     Short-term borrowings, net of amounts refinanced             500,825        524,032
     Notes payable to affiliated company                                -          6,901
     Accounts payable to affiliated company                        17,000         25,425
     Accounts payable                                              77,039        239,257
     Dividends payable                                                142            144
     Accrued taxes                                                 18,798         41,382
     Accrued interest                                              14,483          9,790
     Refunds to customers                                          17,283         15,343
     Deferred income taxes                                              -         16,531
     Other accrued liabilities                                     22,782         31,812
                                                              -----------    -----------
         Total current liabilities                                668,352        910,617
                                                              -----------    -----------

Deferred Credits and Other Liabilities:
     Deferred income taxes                                        186,306        167,420
     Unamortized investment tax credits                            22,025         23,165
     Accrued postretirement benefits other than pensions           47,431         43,993
     Other                                                         16,476          9,419
                                                              -----------    -----------
         Total deferred credits and other liabilities             272,238        243,997
                                                              -----------    -----------

TOTAL SHAREHOLDER'S EQUITY AND LIABILITIES                    $ 2,209,528    $ 2,445,399
                                                              ===========    ===========


     The accompanying notes are an integral part of these condensed consolidated financial statements.


             VECTREN UTILITY HOLDINGS, INC. AND SUBSIDIARY COMPANIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                             (Unaudited - Thousands)


                                           Three Months            Six Months
                                            Ended June 30,        Ended June 30,
                                         --------------------  --------------------
                                            2001       2000       2001       2000
                                         --------   ---------  ---------  ---------
OPERATING REVENUES:
    Gas revenues                        $ 153,798   $ 100,485  $ 676,687  $ 301,330
    Electric revenues                      95,020      78,289    183,229    151,279
                                         --------    --------   --------   --------
      Total operating revenues            248,818     178,774    859,916    452,609
                                         --------    --------   --------   --------

COST OF OPERATING REVENUES:
    Cost of gas                            94,800      55,898    498,872    174,425
    Cost of fuel and purchased power       51,519      26,423     82,656     48,101
                                         --------    --------   --------   --------
      Total cost of operating revenues    146,319      82,321    581,528    222,526
                                         --------    --------   --------   --------

        Total margin                      102,499      96,453    278,388    230,083

OPERATING EXPENSES:
    Operations and maintenance             61,029      51,310    122,848     97,753
    Merger and integration costs                -       3,248        709     29,053
    Restructuring costs                    10,805           -     10,805          -
    Depreciation and amortization          24,758      19,844     49,527     40,352
    Income taxes                           (7,333)      3,450     10,475     14,286
    Taxes other than income taxes          10,615       6,790     29,751     14,984
                                         --------    --------   --------   --------
      Total operating expenses             99,874      84,642    224,115    196,428
                                         --------    --------   --------   --------

OPERATING INCOME                            2,625      11,811     54,273     33,655

OTHER INCOME-NET                            1,995       1,210      1,803      2,279

INTEREST EXPENSE                           17,252       9,792     36,735     19,608

PREFERRED DIVIDEND REQUIREMENT
    OF SUBSIDIARY                             242         267        480        535
                                         --------    --------   --------   --------

INCOME (LOSS) BEFORE CUMULATIVE EFFECT
   OF CHANGE IN ACCOUNTING PRINCIPLE      (12,874)      2,962     18,861     15,791

CUMULATIVE EFFECT OF CHANGE IN
  ACCOUNTING PRINCIPLE- NET OF TAX              -           -      3,938          -
                                         --------    --------   --------   --------

NET INCOME (LOSS)                       $ (12,874)   $  2,962   $ 22,799   $ 15,791
                                         ========    ========   ========   ========



     The accompanying notes are an integral part of these condensed consolidated financial statements.


             VECTREN UTILITY HOLDINGS, INC. AND SUBSIDIARY COMPANIES
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Unaudited - Thousands)
                                                                      Six Months
                                                                    Ended June 30,
                                                                ------------------------
                                                                   2001         2000
                                                                -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES                               105,740       82,662
                                                                ------------------------
CASH FLOWS (REQUIRED FOR) FINANCING ACTIVITIES
     Issuance of common stock                                      129,420            -
     Retirement of preferred stock                                    (153)        (116)
     Retirement of long-term debt and other obligations             (6,772)        (585)
     Net change in short-term borrowings                          (159,595)       7,927
     Dividends paid                                                (31,298)     (26,421)
                                                                ------------------------
           Net cash flows (required for) financing activities      (68,398)     (19,195)
                                                                ------------------------

CASH FLOWS (REQUIRED FOR) INVESTING ACTIVITIES
     Capital expenditures                                          (36,218)     (55,314)
     Other                                                          (2,176)        (444)
                                                                ------------------------
           Net cash flows (required for) investing activities      (38,394)     (55,758)
                                                                ------------------------

Net increase (decrease) in cash                                     (1,052)       7,709

Cash and cash equivalents at beginning of period                     2,202          802
                                                                ------------------------

Cash and cash equivalents at end of period                         $ 1,150      $ 8,511
                                                                ========================

     The accompanying notes are an integral part of these condensed consolidated financial statements.

             VECTREN UTILITY HOLDINGS, INC. AND SUBSIDIARY COMPANIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)


1.   Organization and Nature of Operations

Vectren Utility Holdings, Inc. (VUHI), an Indiana corporation, was formed on March 31, 2000 to serve as the intermediate holding company for Vectren Corporation's (Vectren) three operating public utilities, Indiana Gas Company, Inc. (Indiana Gas), formerly a wholly owned subsidiary of Indiana Energy, Inc. (Indiana Energy), Southern Indiana Gas and Electric Company (SIGECO), formerly a wholly owned subsidiary of SIGCORP, Inc. (SIGCORP), and the Ohio operations (defined hereafter).

Vectren is an Indiana corporation that was organized on June 10, 1999, solely for the purpose of effecting the merger of Indiana Energy and SIGCORP. On March 31, 2000, the merger of Indiana Energy with SIGCORP and into Vectren was consummated with a tax-free exchange of shares and has been accounted for as a pooling-of-interests. Therefore, the reorganization of Indiana Gas and SIGECO into subsidiaries of VUHI has been accounted for as a combination of entities under common control. These transactions did not affect the preferred stock and debt securities of Indiana Gas and SIGECO.

On October 31, 2000, Vectren acquired the natural gas distribution assets of The Dayton Power and Light Company for approximately $465 million. The acquisition has been accounted for as a purchase transaction in accordance with Accounting Principles Board (APB) Opinion No. 16 and accordingly, the results of operations of the acquired assets are included in the accompanying financial statements since the date of acquisition.

Vectren acquired the natural gas distribution assets as a tenancy in common through two separate wholly owned subsidiaries. Vectren Energy Delivery of Ohio, Inc. (VEDO), a wholly owned subsidiary, holds a 53 percent undivided ownership interest in the assets and Indiana Gas holds a 47 percent undivided ownership interest. VEDO is the operator of the assets, operations of which are referred to as "the Ohio operations."

VUHI's regulated subsidiaries serve approximately one million customers. Indiana Gas provides natural gas and transportation services to a diversified base of customers in 311 communities in 49 of Indiana's 92 counties. SIGECO provides generation, transmission, distribution and the sale of electric power to Evansville, Indiana, and 74 other communities, and the distribution and sale of natural gas to Evansville, Indiana, and 64 communities in ten counties in southwestern Indiana. The Ohio operations provide natural gas distribution and transportation services to Dayton, Ohio and 16 counties in west central Ohio.

2.   Basis of Presentation

The interim condensed financial statements included in this report have been prepared by VUHI, without audit, as provided in the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been omitted as provided in such rules and regulations. VUHI believes that the information in this report reflects all adjustments necessary to fairly state the results of the interim periods reported. These interim condensed financial statements and related notes should be read in conjunction with VUHI's audited annual consolidated financial statements for the year ended December 31, 2000 included elsewhere in this Form
10. Because of the seasonal nature of VUHI's operations, the results shown on a quarterly basis are not necessarily indicative of annual results.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Certain reclassifications have been made to prior period financial statements to conform to the current year classification. These reclassifications have no impact on previously reported net income.

3.   Merger and Integration Costs

Merger and integration costs incurred for the three and six months ended June 30, 2001 were zero and $0.7 million, respectively, and for the three and six months ended June 30, 2000 total $3.2 million and $29.1 million, respectively. The continued merger integration activities will be completed in 2001.

Since March 31, 2000, $33.4 million has been expensed associated with merger and integration activities. Accruals were established at March 31, 2000 totaling $19.3 million. Of this amount, $5.5 million related to employee and executive severance costs, $11.7 million related to transaction costs and regulatory filing fees incurred prior to the closing of the merger, and the remaining $2.1 million related to employee relocations that occurred prior to or coincident with the merger closing. At June 30, 2001, the accrual remaining for such costs totaled $1.8 million, all related to severance costs. Of the $33.4 million expensed, the remaining $14.1 million was expensed through June 30, 2001 ($13.4 million in 2000 and $0.7 million in 2001) for accounting fees resulting from merger related filing requirements, consulting fees related to integration activities such as organization structure, employee travel between company locations as part of integration activities, internal labor of employees assigned to integration teams, investor relations communications activities, and certain benefit costs.

The integration activities experienced by the company included such things as information system consolidation, process review and definition, organization design and consolidation, and knowledge sharing.

As a result of merger integration activities, management has identified certain information systems that are expected to be retired in 2001. Accordingly, the useful lives of these assets have been shortened to reflect this decision. These information system assets are owned by a wholly owned subsidiary of Vectren and the fees allocated by the subsidiary for the use of these systems by VUHI's subsidiaries are reflected in operation and maintenance expenses in the accompanying consolidated financial statements. As a result of the shortened useful lives, additional fees were incurred by VUHI during 2000, resulting in additional operation and maintenance expense of $2.7 million ($1.7 million after tax) and $5.5 million ($3.4 million after tax) for the three and six months ended June 30, 2001, respectively and $3.3 million for both the three and six months ended June 30, 2000.

4.   Restructuring Costs
In June 2001, the management and board of directors of VUHI's parent company, Vectren, approved a plan to restructure primarily, its regulated operations. The restructuring plan will involve the elimination of administrative and supervisory positions in its utility operations and corporate office. Restructuring and related charges of $10.8 million were expensed during the second quarter. These charges were comprised of $7.0 million for severance, related benefits and other employee related costs, $2.0 million for lease termination fees related to duplicate facilities, and $1.8 million for consulting fees incurred as of June 30, 2001.

Components of restructuring expenses incurred through June 30, 2001 and components of the restructuring accrual, which is included in other current liabilities, as of June 30, 2001 were as follows:


In millions
                           Accrual for     Incurred Expenses
                          Expected Cash  -----------------------
                             Payments    Paid in Cash   Non-Cash  Total Expense
                             --------    ------------   --------  -------------
Severance and related costs   $ 6.2           -            $0.8        $7.0

Lease termination fees          2.0           -               -         2.0

Consulting fees                   -         1.8               -         1.8

                             --------    ------------  ---------  -------------
              Total           $ 8.2        $1.8             $0.8       $10.8
                             ========    ============  =========  =============

The $6.2 million accrued for restructuring costs for employee separation is associated with approximately 90 employees. Employee separation benefits include severance, healthcare and outplacement services. Employees are expected to begin exiting the business beginning August 2001.

The restructuring program will be substantially completed by December 31, 2001.

5.   Short - Term Borrowings

As of December 31, 2000 VUHI had classified $129.4 million of commercial paper as short-term borrowings, refinanced in capitalization in the Consolidated Balance Sheets. In February 2001, VUHI repaid $129.4 million of commercial paper with proceeds received from an equity contribution by Vectren. Vectren funded the contribution with the proceeds from an offering of its common stock.

At December 31, 2000, Indiana Gas was not in compliance with the total indebtedness to capitalization ratio contained in its back up credit facility for its commercial paper program. The non-compliance resulted from the indebtedness incurred to purchase the Ohio operations and working capital requirements associated with higher gas costs. A waiver on the Indiana Gas facility has been obtained to waive the non-compliance through and including March 31, 2001 which effectively waives the non-compliance up to June 30, 2001, the date of the next quarterly test of the financial covenants. Vectren made a $100 million equity investment in Indiana Gas. In addition, Indiana Gas was granted a modification to the credit agreement by the syndicate banks raising the total indebtedness to capitalization ratio. As a result of these events, Indiana Gas is in compliance with its debt covenants at June 30, 2001. No amount is outstanding under the back up facility.

VUHI's credit facility was renewed on June 27, 2001 and extended though June 27, 2002. As part of the renewal, the capacity of the facility was decreased from $435 million to $350 million.

6.   Long - Term Debt

SIGECO has $53.7 million of adjustable rate pollution control series first mortgage bonds which could, at the election of the bondholder, be tendered to SIGECO when the interest rates are reset. Prior to the latest reset on March 1, 2001, the interest rates were reset annually, and the bonds subject to tender were presented in the Consolidated Balance Sheets as current liabilities. Effective March 1, 2001, the bonds were reset for a five-year period and have been classified as long-term debt. Resulting from the reset, the interest rate on the $31.5 million Series A bonds increased from 4.30 percent to 4.75 percent, and the interest rate on the $22.2 million Series C bonds increased from 4.45 percent to 5.00 percent.

7.   Comprehensive Income

The difference between VUHI's net income (loss) and other comprehensive income results from market value fluctuation of an interest rate swap designated as a cash flow hedge.

Comprehensive income consists of the following:

                                          Three Months            Six Months
                                         Ended June 30,         Ended June 30,
                                      --------------------   --------------------
In thousands                              2001        2000       2001        2000
                                      --------    --------   --------    --------
Net income (loss)                     $(12,874)   $  2,962   $ 22,799    $ 15,791
     Interest rate swap, net of tax        (76)          -       (982)          -
                                      --------    --------   --------    --------
Total comprehensive income (loss)     $(12,950)   $  2,962   $ 21,817    $ 15,791
                                      ========    ========   ========    ========

8.   Contingencies

VUHI is party to various legal proceedings arising in the normal course of business. In the opinion of management, with the exception of litigation matters related to the Culley Generating Station Investigation Matter (Note 9) and ProLiance (Note 11), there are no legal proceedings pending against VUHI that are likely to have a material adverse effect on its financial position or results of operations.

9.   Environmental Matters

Clean Air Act
NOx SIP Call Matter. On October 27, 1998, the United States Environmental Protection Agency (USEPA) issued a final rule "Finding of Significant Contribution and Rulemaking for Certain States in the Ozone Transport Assessment Group Region for Purposes of Reducing Regional Transport of Ozone," (63 Fed. Reg. 57355) that required uniform nitrogen oxide (NOx) emissions reduction of 85 percent by utilities and other large sources in certain Midwestern states and the District of Columbia. These emission levels are below those already imposed by Phase I and Phase II of the Clean Air Act Amendments of 1990 (the Act).

In their state implementation plans (SIPs), the USEPA encouraged states to target utility coal-fired boilers for the majority of the reductions required, especially NOx emissions. Northeastern states have claimed that ozone transport from Midwestern states (including Indiana) is the primary reason for their ozone concentration problems. Although this premise is challenged by others based on various air quality modeling studies, including studies commissioned by the USEPA, the USEPA intends to incorporate a regional control strategy to reduce ozone transport.

The NOx emissions budget for Indiana stipulated in the USEPA's final ruling requires a 31 percent reduction in total NOx emissions from Indiana. Indiana's implementation plan requires SIGECO to lower its system-wide emissions to
 .14/mmbtu. Based on the level of system-wide emissions reductions required and the control technology utilized to achieve the reductions, the estimated construction costs of the control equipment could reach $160 million and is expected to be expended during the 2001-2004 period. Related additional annual operation and maintenance expenses could be an estimated $8 million to $10 million. The deadline for the company's compliance is May 31, 2004 (the compliance date.)

In April 2001, Vectren initiated steps toward compliance with the revised regulations. These steps include upgrading Culley Generating Station Unit 3, Warrick Generating Station Unit 4, and A.B. Brown Generating Station Unit 2 with a selective catalytic reduction (SCR) systems. SCR systems reduce flue gas NOx emissions to atmospheric nitrogen and water using ammonia in chemical reaction. This technology is known to be the most effective method of reducing NOx emissions where high removal efficiencies are required. The company expects the Culley, Warrick and A.B. Brown SCR systems to be operational by the compliance date. Modifications to these stations are expected to reduce the company's overall NOx emissions to levels compliant with Indiana's NOx emissions budget allotted by the USEPA. No accrual has been recorded by the company related to the NOx SIP Call matter. The rules governing NOx emissions are to be applied prospectively.

Culley Generating Station Investigation Matter. The USEPA initiated an investigation under Section 114 of the Act of SIGECO's coal-fired electric generating units in commercial operation by 1977 to determine compliance with environmental permitting requirements related to repairs, maintenance, modifications and operations changes. The focus of the investigation was to determine whether new source performance standards should be applied to the modifications and whether the best available control technology was, or should have been, used. Numerous other electric utilities were, and are currently, being investigated by the USEPA under an industry-wide review for similar compliance. SIGECO responded to all of the USEPA's data requests during the investigation. In July 1999, SIGECO received a letter from the Office of Enforcement and Compliance Assurance of the USEPA discussing the industry-wide investigation, vaguely referring to the investigation of SIGECO and inviting SIGECO to participate in a discussion of the issues. No specifics were noted;

furthermore, the letter stated that the communication was not intended to serve as a notice of violation. Subsequent meetings were conducted in September and October with the USEPA and targeted utilities, including SIGECO, regarding potential remedies to the USEPA's general allegations.

On November 3, 1999, the USEPA filed a lawsuit against seven utilities, including SIGECO. The USEPA alleges that, beginning in 1992, SIGECO violated the Act by: (i) making modifications to its Culley Generating Station in Yankeetown, Indiana without obtaining required permits; (ii) making major modifications to the Culley Generating Station without installing the best available emission control technology; and (iii) failing to notify the USEPA of the modifications. In addition, the lawsuit alleges that the modifications to the Culley Generating Station required SIGECO to begin complying with federal new source performance standards.

SIGECO believes it performed only maintenance, repair and replacement activities at the Culley Generating Station, as allowed under the Act. Because proper maintenance does not require permits, application of the best available emission control technology, notice to the USEPA, or compliance with new source performance standards, SIGECO believes that the lawsuit is without merit, and intends to vigorously defend the lawsuit.

The lawsuit seeks fines against SIGECO in the amount of $27,500 per day per violation. The lawsuit does not specify the number of days or violations the USEPA believes occurred. The lawsuit also seeks a court order requiring SIGECO to install the best available emissions technology at the Culley Generating Station. If the USEPA is successful in obtaining an order, SIGECO estimates that it would incur capital costs of approximately $40 million to $50 million complying with the order. In the event that SIGECO is required to install system-wide NOx emission control equipment, as a result of the NOx SIP call issue, the majority of the $40 million to $50 million for best available emissions technology at Culley Generating Station would be included in the $160 million expenditure previously discussed.

The USEPA has also issued an administrative notice of violation to SIGECO making the same allegations, but alleging that violations began in 1977.

While it is possible that SIGECO could be subjected to criminal penalties if the Culley Generating Station continues to operate without complying with the new source performance standards and the allegations are determined by a court to be valid, SIGECO believes such penalties are unlikely as the USEPA and the electric utility industry have a bonafide dispute over the proper interpretation of the Act. Accordingly, no accrual has been recorded by the company, and SIGECO anticipates at this time that the plant will continue to operate while the matter is being decided.

Information Request. On January 23, 2001, SIGECO received an information request from the USEPA under Section 114(a) of the Act for historical operational information on the Warrick and A.B. Brown generating stations. SIGECO has provided all information requested, and management believes that no significant issues will arise from this request.

Manufactured Gas Plants
In the past, Indiana Gas and others operated facilities for the manufacture of gas. Given the availability of natural gas transported by pipelines, these facilities have not been operated for many years. Under currently applicable environmental laws and regulations, Indiana Gas, and the others, may now be required to take remedial action if certain byproducts are found above the regulatory thresholds at these sites.

Indiana Gas has identified the existence, location and certain general characteristics of 26 gas manufacturing and storage sites for which it may have some remedial responsibility. Indiana Gas has completed a remedial investigation/feasibility study (RI/FS) at one of the sites under an agreed order between Indiana Gas and the Indiana Department of Environmental Management
(IDEM), and a Record of Decision was issued by the IDEM in January 2000. Although Indiana Gas has not begun an RI/FS at additional sites, Indiana Gas has submitted several of the sites to IDEM's Voluntary Remediation Program and is currently conducting some level of remedial activities including groundwater monitoring at certain sites where deemed appropriate and will continue remedial activities at the sites as appropriate and necessary.

In conjunction with data compiled by expert consultants, Indiana Gas has accrued the estimated costs for further investigation, remediation, groundwater monitoring and related costs for the sites. While the total costs that may be incurred in connection with addressing these sites cannot be determined at this time, Indiana Gas has accrued costs that it reasonably expects to incur totaling approximately $20.3 million.

The estimated accrued costs are limited to Indiana Gas' proportionate share of the remediation efforts. Indiana Gas has arrangements in place for 19 of the 26 sites with other potentially responsible parties, which serve to limit Indiana Gas' share of response costs at these 19 sites to between 20 and 50 percent.

With respect to insurance coverage, as of December 31, 2000, Indiana Gas has received and recorded settlements from all known insurance carriers in an aggregate amount approximating its $20.3 million accrual.

Environmental matters related to manufactured gas plants have had no material impact on earnings since costs recorded to date approximate PRP and insurance settlement recoveries. While Indiana Gas has recorded all costs which it presently expects to incur in connection with activities at these sites, it is possible that future events may require some level of additional remedial activities which are not presently foreseen.

10.  Rate and Regulatory Matters

Gas Costs Proceedings
Commodity prices for natural gas purchases have increased significantly, primarily due to a colder winter, increased demand and tighter supplies. Subject to compliance with applicable state laws, VUHI's utility subsidiaries are allowed full recovery of such changes in purchased gas costs for their retail customers through commission-approved gas cost adjustment (GCA) mechanisms.

On October 11, 2000, Indiana Gas filed for approval of its regular quarterly GCA. In early December, the IURC issued an interim order approving the request by Indiana Gas for a GCA factor for December 2000. On January 4, 2001, the IURC approved the January and February 2001 GCA as filed. The order also addressed the claim by the Indiana Office of Utility Consumer Counselor (OUCC) that a portion of the requested GCA be disallowed because Indiana Gas should have entered into additional commitments for the winter's gas supply in late 1999 and early 2000. In procuring gas supply for winter, Indiana Gas followed the gas procurement practices that it had employed over the last several years. In response to the claim by the OUCC, the IURC found that there should be a $3.8 million disallowance related to gas procurement for the winter season. As a result, Indiana Gas recognized a pre-tax charge of $3.8 million in December 2000. Both Indiana Gas and the OUCC appealed the ruling. The Citizens Action Coalition of Indiana, Inc. (CAC), a not for profit consumer advocate, also filed with the IURC a petition to intervene and a notice of appeal of the order.

In March 2001, Vectren, Indiana Gas and SIGECO reached agreement with the OUCC and CAC regarding the IURC Order. As part of the agreement, among other things, the companies agreed to contribute an additional $1.9 million to the state of Indiana's Low Income Heating Assistance Program in 2001 and to credit $3.3 million of the $3.8 million disallowed amount to Indiana Gas customers' April 2001 utility bills in exchange for both the OUCC and the CAC dropping their appeals of the IURC Order. In April 2001, the IURC issued an order approving the settlement. The contributions to Indiana's Low Income Heating Assistance Program totaling $1.9 million were made in 2001 and were charged to other income, net in 2001. There was no impact to 2000 results of operations as a result of these contributions.

Purchased Power Costs
As a result of the ongoing appeal of a generic order issued by the IURC in August 1999 regarding guidelines for the recovery of purchased power costs, SIGECO entered into a settlement agreement with the OUCC that provides certain terms with respect to the recoverability of such costs. The settlement, originally approved by the IURC on August 9, 2000, has been extended by agreement through March 2002. Under the settlement, SIGECO can recover the entire cost of purchased power up to an established benchmark, and during forced outages, SIGECO will bear a limited share of its purchased power costs regardless of the market costs at that time. Based on this agreement, SIGECO believes it has limited its exposure to unrecoverable purchased power costs.

11.  Affiliate Transactions

Vectren and certain subsidiaries of Vectren have provided certain corporate general and administrative services to VUHI including legal, finance, tax, risk management and human resources. The costs have been allocated to VUHI using various allocators, primarily number of employees, number of customers and/or revenues. Allocations are based on cost. Management believes that the allocation methodology is reasonable and approximates the costs that would have been incurred had VUHI secured those services on a stand alone basis. For the three months ended June 30, 2001 and 2000, amounts billed by other wholly owned subsidiaries of Vectren to VUHI were $29.5 million and $23.2 million, respectively. For the six months ended June 30, 2001 and 2000, amounts billed by other wholly owned subsidiaries of Vectren to VUHI were $62.4 million and $26.0 million, respectively.

Vectren Fuels, Inc., a wholly owned subsidiary of Vectren, owns and operates coal mines from which SIGECO purchases fuel used for electric generation. Amounts paid for such purchases for the three months ended June 30, 2001 and 2000 were $9.7 million and $6.0 million respectively. Amounts paid for such purchases for the six months ended June 30, 2001 and 2000 were $20.9 million and $9.3 million, respectively. Amounts charged by Vectren Fuels, Inc. are market based.

VUHI also participates in a centralized cash management program with its parent, affiliated companies and banks which permits funding of checks as they are presented.

ProLiance Energy Services, LLC (ProLiance), a 50 percent owned, non-regulated, energy marketing affiliate of Vectren, provides natural gas supply and related services to certain wholly owned subsidiaries of VUHI. Purchases from ProLiance for resale and for injections into storage for the three months ended June 30, 2001 and 2000 totaled $146.0 million and $70.3 million, respectively; and for the six months ended June 30, 2001 and 2000 totaled $414.4 million and $136.3 million, respectively. Amounts charged by ProLiance are market based.

ProLiance began providing natural gas and related services to Indiana Gas, Citizens Gas and Coke Utility (Citizens Gas) and others effective April 1, 1996. The sale of gas and provision of other services to Indiana Gas by ProLiance is subject to regulatory review through the quarterly gas cost adjustment (GCA) process administered by the IURC.

On September 12, 1997, the IURC issued a decision finding the gas supply and portfolio administration agreements between ProLiance and Indiana Gas and ProLiance and Citizens Gas to be consistent with the public interest. The IURC's decision reflected the significant gas cost savings to customers obtained through ProLiance's services and suggested that all material provisions of the agreements between ProLiance and the utilities are reasonable. Nevertheless, with respect to the pricing of gas commodity purchased from ProLiance, the pricing of fees paid by ProLiance to the utilities for the prospect of using pipeline entitlements if and when they are not required to serve the utilities' firm customers, and the pricing of fees paid by the utilities to ProLiance for portfolio administration services, the IURC concluded that additional review in the GCA process would be appropriate and directed that these matters be considered further in the pending, consolidated GCA proceeding involving Indiana Gas and Citizens Gas.

As a result of an appeal of the IURC's order, on September 22, 2000, the Indiana Supreme Court issued a decision affirming the IURC's decision with respect to Indiana Gas' and Citizens Gas' agreements with ProLiance in all respects.

The IURC has recently commenced the processing of the further GCA proceeding regarding the three pricing issues by conducting a prehearing conference. Discovery is ongoing in the further proceeding at the current time. In August 1998, Indiana Gas, Citizens Gas and ProLiance each received a Civil Investigative Demand (CID) from the United States Department of Justice requesting information relating to Indiana Gas' and Citizens Gas' relationship with and the activities of ProLiance. The Department of Justice issued the CID to gather information regarding ProLiance's formation and operations, and to determine if trade or commerce has been restrained. Indiana Gas has provided all information requested and management continues to believe that there are no significant issues in this matter.

Indiana Gas continues to record gas costs in accordance with the terms of the ProLiance contract.

CIGMA, LLC (CIGMA), owned jointly and equally by a wholly owned subsidiary of Vectren and a third party, provides materials acquisition and related services that are used by certain wholly owned subsidiaries of VUHI. Purchases of these services for the three months ended June 30, 2001 and 2000 totaled $2.4 million and $0.7 million, respectively, and for the six months ended June 30, 2001 and 2000 totaled $3.9 million and $1.4 million, respectively. Amounts charged by CIGMA are market based.

Amounts owed to wholly owned subsidiaries of Vectren totaled $17.0 million and $32.3 million at June 30, 2001 and December 31, 2000, respectively, and are included in payables to affiliated company in the Condensed Consolidated Balance Sheets. Amounts due from wholly owned subsidiaries of Vectren totaled $1.4 million and $34.3 million at June 30, 2001 and December 31, 2000, respectively, and are included in accounts receivable from affiliated company in the Condensed Consolidated Balance Sheets.

Amounts owed to unconsolidated affiliates of Vectren totaled $22.4 million and $97.9 million at June 30, 2001 and December 31, 2000, respectively, and are included in accounts payable in the Condensed Consolidated Balance Sheets. Amounts due from unconsolidated affiliates of Vectren totaled $0.2 million at December 31, 2000 and are included in accounts receivable in the Condensed Consolidated Balance Sheets.

12.  Risk Management, Derivatives and New Accounting Principle

Risk Management
VUHI is exposed to market risks associated with commodity prices, interest rates, and counterparty credit. These financial exposures are monitored and managed by the company as an integral part of its overall risk management program.

Commodity Price Risk. The operations of VUHI's regulated subsidiaries have limited exposure to commodity price risk for purchases and sales of natural gas and electric energy for its retail customers due to current Indiana and Ohio regulations, which subject to compliance with applicable state regulations, allow for recovery of such purchases through natural gas and fuel cost adjustment mechanisms. (See Note 10 Rate and Regulatory Matters.)

VUHI does engage in limited, wholesale power marketing activities that may expose the company to commodity price risk associated with fluctuating electric power prices. These power marketing activities manage the utilization of its available electric generating capacity. Power marketing operations enter into forward contracts that commit the company to purchase and sell electric power in the future.

Commodity price risk results from forward sales contracts that commit VUHI to deliver electric power on specified future dates. Power marketing uses planned unutilized generation capability and forward purchase contracts to protect certain sales transactions from unanticipated fluctuations in the price of electric power, and periodically, will use derivative financial instruments to protect its interests from unplanned outages and shifts in demand.

Open positions in terms of price, volume and specified delivery points may occur to a limited extent and are managed using methods described above and frequent management reporting.

Interest Rate Risk. The company is exposed to interest rate risk associated with its short-term borrowings and adjustable rate long term debt. Its risk management program seeks to reduce the potentially adverse effects that market volatility may have on operations.

Under normal circumstances, the company tries to limit the amount of short-term debt and adjustable rate long-term debt outstanding to a maximum of 25 percent of total debt. However, there are times when this targeted level of interest rate exposure may be exceeded. To manage this exposure, the company may periodically use derivative financial instruments to reduce earnings fluctuations caused by interest rate volatility.

Other Risks. By using forward purchase contracts and derivative financial instruments to manage risk, the company exposes itself to counterparty credit risk and market risk. The company manages this exposure to counterparty credit risk by entering into contracts with financially sound companies that can be expected to fully perform under the terms of the contract. The company attempts to manage exposure to market risk associated with commodity contracts and interest rates by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

Accounting for Forward Contracts and Other Financial Instruments
Commodity Contracts. At origination all contracts to buy and sell electric power are designated as "physical," "other-than-trading" or "trading."

Power marketing contracts are designated as "physical" when there is intent and ability to physically deliver power from its unutilized generating capacity. Power marketing contracts are designated as "other-than-trading" when there is intent to receive power to manage base and peak load capacity. Both contract designations generally require settlement by physical delivery of electricity. However, certain of these contracts may be net settled in accordance with industry standards when unplanned outages, favorable pricing movements, and shifts in demand occur.

Prior to the adoption of SFAS 133, contracts in the "physical" and "other-than-trading" portfolios receive accounting recognition on settlement with revenues recorded in electric utility revenues and costs recorded in fuel for electric generation for those contracts fulfilled through generation and in purchased electric energy for contracts purchased in the wholesale energy market. Subsequent to the adoption of SFAS 133, certain contracts that are periodically settled net are recorded at market value.

The company may occasionally enter into forward purchase and sale contracts designated as "trading" that attempt to take advantage of short-term movement in commodity prices. Commodity contracts designated as "trading" are generally settled net in accordance with industry trading standards. These contracts are accounted for at market value. As of June 30, 2001, the company has no contracts designated as "trading."

Contracts recorded at market value are recorded as assets or liabilities in the Condensed Consolidated Balance Sheet as deferred charges, net, other current assets, other current liabilities and other liabilities, as appropriate, and changes in market value are recorded in the Condensed Consolidated Statements of Operations as purchased electric energy. Market value is determined using quoted market prices from independent sources.

Financial Contracts. On December 28, 2000, the company entered into an interest rate swap used to hedge interest rate risk associated with its $150 million floating rate notes. The swap was entered into concurrently with the issuance of the floating rate debt on December 28, 2000 and swaps the debt's variable interest rate of three month LIBOR plus 0.75 percent for a fixed rate of 6.64 percent. The swap expires on December 27, 2001, the date that the debt agreement expires.

Prior to the adoption of SFAS 133, instruments hedging interest rate risk were accounted for upon settlement in interest expense. After adoption of SFAS 133, hedging instruments are carried at market value in deferred charges, net or other current liabilities, as appropriate, and changes in market value are recorded in accumulated other comprehensive income and recorded to interest expense as settled.

Impact of New Accounting Principle
In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS 133, which requires that every derivative instrument be recorded on the balance sheet as an asset or liability measured at its market value and that changes in the derivative's market value be recognized currently in earnings unless specific hedge accounting criteria are met.

SFAS 133, as amended, requires that as of the date of initial adoption, the difference between the market value of derivative instruments recorded on the balance sheet and the previous carrying amount of those derivatives be reported in net income or other comprehensive income, as appropriate, as the cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, "Accounting Changes."

Resulting from the adoption of SFAS 133, certain contracts in the company's power marketing operations that are periodically settled net were required to be recorded at market value. Previously, the company accounted for these contracts on settlement. The cumulative impact of the adoption of SFAS 133 resulting from marking these contracts to market on January 1, 2001 was an earnings gain of approximately $6.3 million ($3.9 million net of tax) recorded as a cumulative effect of accounting change in the Condensed Consolidated Statements of Operations. SFAS 133 did not impact other commodity contracts because they were normal purchases and sales that are specifically excluded.

As of June 30, 2001, the company has derivative assets resulting from its power marketing operations of $6.0 million classified in deferred charges, net as well as derivative liabilities of $2.0 million classified in other current liabilities. Unrealized losses totaling $2.4 million arising from the difference between the current market value and the market value on the date of adoption is included in purchased electric energy in the Condensed Consolidated Statements of Operations for the six months ended June 30, 2001. Unrealized losses for the three months ended June 30, 2001 were $7.9 million.

The company has documented the hedging relationship between an interest rate swap and floating rate debt as well as its risk management objectives and strategies for undertaking the hedging transaction. The company expects the swap to be highly effective at hedging the cash flow related to the interest payments. Accordingly, the swap has been designated as a cash flow hedge. The adoption of SFAS 133 had no impact as the market value of the swap was zero.

As of June 30, 2001, the market value of the interest rate swap is $1.6 million and is included in other current liabilities on the Condensed Consolidated Balance Sheets. The difference between the current market value and the market value on the date of adoption of $1.6 million ($1.0 million after tax) is included in accumulated other comprehensive income in the Condensed Consolidated Balance Sheets and will be reclassified to interest expense by December 31, 2001.

13.  Segment Reporting

Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision makers in deciding how to allocate resources and in the assessment of performance.

There were two operating segments of VUHI during 2000: (1) Gas Utility Services and (2) Electric Utility Services. The Gas Utility Services segment distributes, transports and sells natural gas in southwest and central Indiana and west central Ohio and is comprised of the operations of Indiana Gas, the Ohio operations and SIGECO's natural gas business. The Electric Utility Services segment generates, transmits, distributes and sells electricity within primarily southwestern Indiana and in periods of under utilized capacity, sells excess electricity to other wholesale customers. This segment is comprised of SIGECO's electric business. Effective January 1, 2001, Vectren announced the reorganization of its utility operations into two primary business units: Energy Delivery and Power Supply. During 2001, organizational alignment will occur along with the development of management reporting processes. As a result, VUHI will report segment information as Gas Utility Services and Electric Utility Services.

Certain information relating to VUHI's business segments is presented below:


                                        Three Months               Six Months
                                        Ended June 30,            Ended June 30,
                                    ----------------------    ---------------------
In thousands                             2001         2000         2001        2000
                                    ---------    ---------    ---------   ---------
Operating Revenues:
     Gas Utility Services           $ 153,798    $ 100,485    $ 676,687   $ 301,330
     Electric Utility Services         95,020       78,289      183,229     151,279
                                    ---------    ---------    ---------   ---------
         Total operating revenues   $ 248,818    $ 178,774    $ 859,916   $ 452,609
                                    =========    =========    =========   =========

Net Income (Loss):
     Gas Utility Services           $ (16,146)   $  (2,914)   $   2,658   $   7,308
     Electric Utility Services          3,272        5,876       20,141       8,483
                                    ---------    ---------    ---------   ---------
         Net income (loss)          $ (12,874)   $   2,962    $  22,799   $  15,791
                                    =========    =========    =========   =========





                                               June 30,         December 31,
                                                 2001               2000
                                              ----------         ----------
Identifiable Assets:
     Gas Utility Services                     $1,447,593         $1,646,295
     Electric Utility Services                   761,935            799,104
                                              ----------         ----------
         Total identifiable assets            $2,209,528         $2,445,399
                                              ==========         ==========

14.  Impact of Recently Issued Accounting Guidance

The FASB issued two new statements of financial accounting standards in July 2001: SFAS No. 141, "Business Combinations" (SFAS 141), and SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). These interrelated standards change the accounting for business combinations and goodwill in two significant ways:

         SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is prohibited. This change does not affect the pooling-of-interest transaction forming Vectren.

         SFAS 142 changes the accounting for goodwill from an amortization approach to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, such as the company's acquisition of the Ohio operations, will cease upon adoption of the statement. Goodwill is to be tested for impairment at a reporting unit level at least annually.

SFAS 142 also requires the initial impairment review of all goodwill and other intangible assets within six months of the adoption date, which is January 1, 2002 for VUHI. The impairment review consists of a comparison of the fair value of a reporting unit to its carrying amount. If the fair value of a reporting unit is less than its carrying amount, an impairment loss would be recognized. Results of the initial impairment review are to be treated as a change in accounting principle in accordance with APB Opinion No. 20 "Accounting Changes." An impairment loss recognized as a result of an impairment test occurring after the initial impairment review is to be reported as a part of operations.

SFAS 142 also changes certain aspects of accounting for intangible assets; however, the company does not have any significant intangible assets.

The adoption of SFAS 141 will not materially impact operations. As required by SFAS 142, amortization of goodwill relating to the acquisition of the Ohio operations, which approximates $5.0 million per year, will cease on January 1, 2002. The company has not determined the potential impact of initial impairment reviews to be performed within six months of adoption of SFAS 142.

Also in July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143). SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged. The company is currently evaluating the impact that SFAS 143 will have on its operations.

15.  Selected Quarterly Financial Data (Unaudited) (1)
2001
-------------
(In thousands)                                Q1                  Q2
                                          ------------     -----------
Operating revenues                       $ 611,098          $ 248,818
Operating income                            51,648 (3)          2,625 (2),(4)
Net Income (loss)                           35,673 (3)        (12,874)(2),(4)

2000
--------------

(In thousands)                                Q1                  Q2
                                        --------------     -----------
Operating revenues                       $ 273,835          $ 178,774
Operating income                            21,844 (3)         11,811 (4)
Net Income                                  12,829 (3)          2,962 (4)


(1) Information in any one quarterly period is not indicative of annual results due to seasonal variations common to the utility industry.

(2) In June 2001, the management and board of directors of VUHI's parent company, Vectren, approved a plan to restructure primarily, its regulated operations. The restructuring plan will involve the elimination of administrative and supervisory positions in its utility operations and corporate office. Restructuring and related charges of $10.8 million ($6.7 million after tax) were expensed during the second quarter. These charges were comprised of $7.0 million for severance, related benefits and other employee related costs, $2.0 million for lease termination fees related to duplicate facilities, and $1.8 million for consulting fees incurred as of June 30, 2001.

     Restructuring costs for employee separation are associated with approximately 90 employees. Employee separation benefits include severance, healthcare and outplacement services. Employees are expected to begin exiting the business beginning August 2001.

     The restructuring program will be substantially completed by December 31, 2001.

(3) Merger and integration costs incurred for the three months ended March 31, 2001 and 2000 were $1.0 million and $25.8 million, respectively. These costs related primarily to employee and executive severance, transaction costs and other merger and integration activities. Accruals were established at March 31, 2000 totaling $20.7 million. Of this amount, $5.5 million related to employee and executive severance costs, $13.1 million related to transaction costs and regulatory filing fees incurred prior to the closing of the merger, and the remaining $2.1 million related to employee relocations that occurred prior to or coincident with the merger closing.

     As a result of merger integration activities, Vectren management has identified certain information systems that are expected to be retired in 2001. Accordingly, the useful lives of these assets have been shortened to reflect this decision. These information system assets are owned by a wholly owned subsidiary of Vectren and the fees allocated by the subsidiary for the use of these systems by VUHI are reflected in operation and maintenance expenses in the accompanying financial statements. As a result of the shortened useful lives, additional fees were incurred by VUHI, resulting in additional operation and maintenance expense of approximately $3.2 million for the three months ended March 31, 2001.

     In total, for the three months ended March 31, 2001, merger and integration costs totaled $4.2 million ($2.5 million after tax).

(4) Merger and integration costs incurred for the three months ended June 30, 2001 and 2000 were zero and $3.2 million, respectively.

     Additional operation and maintenance expense of approximately $2.7 million was incurred for the three months ended June 30, 2001 and $3.3 million for the three months ended June 30, 2000.

     In total, for the three months ended June 30, 2001 and 2000, merger and integration costs totaled $2.7 million ($1.7 million after tax) and $6.5 million ($5.9 million after tax), respectively.

     See footnote 3 above for more detailed information on merger costs and additional operation and maintenance expense incurred during the second quarter 2001 and 2000.

The Dayton Power and Light Company Natural Gas Distribution Business

Audited Financial Statements
    Report of Independent Public Accountants                              88
    Statement of Income for the year ended December 31, 1999              89
    Statement of Cash Flows for the year ended December 31, 1999          90
    Balance Sheet as of December 31, 1999                                 91
    Statement of Owner's Net Investment for the year ended
    December 31, 1999                                                     92
    Notes to Financial Statements                                         93

                        Report of Independent Accountants

To the Board of Directors and Shareholder of The Dayton Power & Light Company



In our opinion, the accompanying balance sheet and the related statements of income, of cash flows and of owner's net investment present fairly, in all material respects, the financial position of The Dayton Power & Light Company's natural gas retail distribution business (the Gas Business) at December 31, 1999, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Gas Business's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



PricewaterhouseCoopers LLP
Dayton, Ohio
December 15, 2000

The Dayton Power & Light Company
Natural Gas Retail Distribution Business

Statement of Income
For the Year Ended December 31, 1999
(In Thousands)


Revenues

    Revenues from external customers                $214,979
    Related party revenues                             3,887
                                                    --------
        Total revenues                               218,866
                                                    --------
Expenses
    Gas purchased for resale                         129,916
    Gas purchased for related parties                  1,386
    Operation and maintenance                         29,180
    Depreciation and amortization                      8,117
    General taxes                                     23,070
                                                    --------
        Total expenses                               191,669
                                                    --------

Income before income taxes                            27,197

Income taxes                                           9,204
                                                    --------
        Net income                                  $ 17,993
                                                    ========



     The accompanying notes are an integral part of the financial statements.

The Dayton Power & Light Company
Natural Gas Retail Distribution Business

Statement of Cash Flows
For the Year Ended December 31, 1999
(In Thousands)

Operating activities

    Net income                                                 $ 17,993
    Adjustments:
      Depreciation and amortization                               8,117
      Deferred income taxes                                       7,824
      Accounts receivable                                         8,921
      Inventories                                                 6,400
      Accounts payable                                            2,484
      Accrued taxes                                              (4,389)
      Accrued purchased gas                                      (5,473)
      Other deferred credits                                      2,992
      Other                                                      (5,304)
                                                               --------
        Net cash provided by operating activities                39,565
                                                               --------

Investing activities
    Capital expenditures                                         (9,587)
                                                               --------
Financing activities
    Net cash reverted to The Dayton Power & Light Company       (29,978)
                                                               --------
Cash and temporary cash investments
    Net change                                                      -
    Balance at beginning of year                                    -
                                                               --------
    Balance at end of year                                     $    -
                                                               ========



     The accompanying notes are an integral part of the financial statements.

The Dayton Power & Light Company
Natural Gas Retail Distribution Business

Balance Sheet
As of December 31, 1999
(In Thousands)

Assets
Property:
    Gas property                                            $ 330,760
    Accumulated depreciation and amortization                (142,413)
                                                            ---------
        Net property                                          188,347
                                                            ---------

Current assets:
    Cash and temporary cash investments                           -
    Accounts receivable, less provision for uncollectible
     accounts of $780                                          42,629
    Inventories, at average cost                               41,954
    Taxes applicable to subsequent years                       18,391
    Other                                                      19,630
                                                            ---------
        Total current assets                                  122,604
                                                            ---------
Other assets                                                    4,036
                                                            ---------
        Total assets                                        $ 314,987
                                                            ---------
Capitalization and liabilities
Capitalization:
    Owner's net investment in
        Natural Gas Retail Distribution Business            $ 196,478
                                                            ---------
Current assets:
    Accounts payable                                           22,669
    Accrued taxes                                              25,788
    Accrued purchased gas                                      15,743
    Customer construction advances                              6,563
    Deferred taxes                                              8,027
    Other                                                       2,242
                                                            ---------
        Total current liabilities                              81,032
                                                            ---------
Deferred credits and other:
    Deferred taxes                                             12,163
    Income taxes refundable through future revenues             4,444
    Unamortized investment tax credit                           3,198
    Insurance and claims costs                                  1,121
    Other                                                      16,551
                                                            ---------
        Total deferred credits and other                       37,477
                                                            ---------
        Total capitalization and liabilities                $ 314,987
                                                            =========

     The accompanying notes are an integral part of the financial statements.

The Dayton Power & Light Company
Natural Gas Retail Distribution Business

Statement of Owner's Net Investment
For the Year Ended December 31, 1999
(In Thousands)

Owner's net investment in Natural Gas Retail Distribution
     Business at December 31, 1998                                   $ 208,463

Add:  Net income                                                        17,993

Less:  Cash reverted to The Dayton Power & Light Company               (29,978)
                                                                     ---------

Owner's net investment in Natural Gas Retail Distribution Business
 at December 31, 1999                                                $ 196,478
                                                                     =========


     The accompanying notes are an integral part of the financial statements.

The Dayton Power & Light Company
Natural Gas Retail Distribution Business

Notes to Financial Statements
December 31, 1999

(In Thousands)

1.   Basis of Presentation

On October 31, 2000, The Dayton Power & Light Company (DP&L), a subsidiary of DPL Inc., sold its natural gas retail distribution business (the Gas Business) to Vectren Energy Delivery of Ohio, Inc. and Indiana Gas Company, Inc. pursuant to the terms of an asset purchase agreement dated December 14, 1999. Prior to the sale, the Gas Business operated as a division of DP&L. The Gas Business sells natural gas to residential, commercial, industrial and governmental customers in a 6,000 square mile area of West Central Ohio and provides natural gas to over 300,000 customers in 16 counties.

The accompanying financial statements are presented on a carve-out basis and include the historical operations of the Gas Business. The assets and liabilities of the Gas Business have been reflected in these financial statements at DP&L's historical cost. The financial information in these financial statements does not include certain expenses and adjustments that may have been incurred had the Gas Business been a separate, independent company, and may not necessarily be indicative of results that would have occurred had the Gas Business been a separate, independent company during the periods presented or of the future results of the Gas Business. The accompanying financial statements have been prepared on a historical basis and do not reflect any effects related to the sale of the Gas Business. For the year ended December 31, 1999, the net income of the Gas Business was equal to its comprehensive income.

2.       Summary of Significant Accounting Policies

The policies utilized by the Gas Business in the preparation of the financial statements conform to generally accepted accounting principles and require management to make estimates and assumptions that affect the reported amount of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from these estimates and assumptions. All allocations of costs and estimates included in the accompanying financial statements are based on assumptions that management believes are reasonable under the circumstances. However, these allocations and estimates are not necessarily indicative of the costs and expenses that would have resulted if the Gas Business had been operating as a separate entity.

All charges and allocations of costs for facilities, functions and services performed by DP&L, which are discussed in more detail in Note 4, have been charged to owner's net investment by the Gas Business in the period in which the cost was recorded in the financial statements.

General taxes included in the Income Statement represent expenses for taxes other than income taxes, such as property, use and employee related taxes.

Revenues

Revenues include amounts charged to customers through gas recovery clauses, which are adjusted periodically for changes in such costs. Related costs that are recoverable or refundable in future periods are deferred along with the related income tax effects. Also included in revenues are amounts charged to customers through a surcharge for recovery of arrearages from certain eligible low-income households. The Gas Business records revenue for services provided but not yet billed to more closely match revenues with expenses.

Property, Maintenance and Depreciation

Property is shown at its original cost. Cost includes direct labor and material and allocable overhead costs. When a unit of property is retired, the original cost of that property plus the cost of removal less any salvage value is charged to accumulated depreciation. Maintenance costs and replacements of minor items of property are charged to expense. Depreciation expense is calculated using the straight-line method which depreciates the cost of property over its estimated useful life. Depreciation rates utilized by the Gas Business during the year ended December 31, 1999 averaged approximately three percent.

3.   Regulatory Matters

The Gas Business applies the provision of the FASB Statement No. 71, "Accounting for the Effects of Certain Types of Regulation." This accounting standard provides for the deferral of costs authorized for future recovery by regulators. As of December 31, 1999, $14,669 and $3,290 of regulatory assets are included in other current assets and other assets, respectively, on the Balance Sheet.

4.   Related Party Activities

Cash Management

DP&L uses a centralized cash management system. Cash deposits from the Gas Business are transferred to DP&L on a daily basis, and DP&L funds the Gas Business disbursements as required. No interest has been charged or credited to transactions with the Gas Business.

Shared Services

DP&L provides certain general and administrative services to the Gas Business including finance, legal, information systems, benefits, advertising, customer services and facilities. The costs of these shared services (excluding employee benefits which are discussed below) are included in the Income Statement of the Gas Business generally based on the Gas Business's revenues, customers, employees or properties in relation to total DPL Inc. revenues, customers, employees or properties, as applicable. Management believes these methods of cost allocation are reasonable. Such costs during the year ended December 31, 1999 totaled approximately $10,900.

Employee Benefits

DP&L provides certain employee benefits to the Gas Business including health care, dental care, life insurance, long-term disability, pension plans, and savings plans. The costs of these benefits are included in the Income Statement of the Gas Business based on labor utilization, which management believes to be reasonable. Such costs during the year ended December 31, 1999 totaled approximately $1,500.

Insurance and Claims Costs

The Gas Business receives certain property and liability, business interruption, and other risk insurance coverage from an affiliate subsidiary of DPL Inc. Costs charged to the Gas Business for this insurance coverage are based on the Gas Business' properties in relation to total DPL, Inc. properties, which management believes to be reasonable. The Gas Business incurred approximately $600 of insurance premium and claims costs in 1999, which are reflected in the Income Statement.

5.   Income Taxes

U.S. income tax payments, refunds, credits, provision and deferred tax components have been allocated to the Gas Business in accordance with DP&L's tax allocation policy. Such policy allocates tax components included in the consolidated income tax return of DPL Inc. to the Gas Business to the extent such components were generated by or related to the Gas Business. Such allocation results in income tax expense that would have resulted if the Gas Business was a stand-alone entity.

The provision for income taxes of the Gas Business consisted of the following for the year ended December 31, 1999:

  Computation of Tax Expense
  Federal income tax (a)                            $  9,519
  Increase (decreases) in tax from -
      Depreciation                                       149
      Investment tax credit amortized                    (81)
      Other, net                                        (383)
                                                    --------
          Total tax expense                         $  9,204
                                                    --------

(a)     The statutory rate of 35 percent
        was applied to pre-tax income

Components of Tax Expense
Taxes currently payable                             $  1,380
Deferred taxes -
    Depreciation and amortization                      1,374
    Fuel and gas costs                                 1,406
    Insurance and claims costs                            48
    Other                                              5,077
Deferred investment tax credit, net                      (81)
                                                    --------
Total tax expense                                   $  9,204
                                                    --------

Components of Deferred Tax Assets and Liabilities
Noncurrent liabilities

    Depreciation/property basis                     $ 20,519
    Income taxes recoverable                          (1,556)
    Investment tax credit                             (1,119)
    Other                                             (5,681)
                                                    --------
        Net noncurrent deferred tax liabilities       12,163
                                                    --------
Net current deferred tax liabilities                   8,027
                                                    --------
       Total net deferred tax liabilities           $ 20,190
                                                    ========

The Dayton Power and Light Company Natural Gas Distribution Business

Unaudited Interim Financial Statements

                                                                         Page
Interim Statement of Income for the nine-month periods ended
   September 20, 2000 and 1999                                            99
Interim Statement of Cash Flows for the nine-month periods ended
   September 20, 2000 and 1999                                           100
Interim Balance Sheet as of September 30, 2000                           101
Notes to Interim Financial Statements                                    102

The Dayton Power & Light Company
Natural Gas Retail Distribution Business

Interim Statement of Income
For the Nine Month Periods Ended
September 30, 2000 and 1999
Unaudited

(In Thousands)
                                              For the Nine Months Ended
                                           September 30,     September 30,
                                               2000              1999
                                           ------------      ------------
Revenues
    Revenues from external customers         $165,862         $147,216
    Related party revenues                      1,834            3,593
                                             --------         --------
        Total revenues                        167,696          150,809
                                             --------         --------
Expenses
    Gas purchased for resale                  104,701           85,531
    Gas purchased for related parties             927            1,325
    Operation and maintenance                  17,058           16,071
    Depreciation and amortization               6,615            5,622
    General taxes                              15,408           17,275
                                             --------         --------
        Total expenses                        144,709          125,824
                                             --------         --------
Income before income taxes                     22,987           24,985

Income taxes                                    7,832            8,386
                                             --------         --------
        Net income                           $ 15,155         $ 16,599
                                             ========         ========



     The accompanying notes are an integral part of the financial statements.

The Dayton Power & Light Company
Natural Gas Retail Distribution Business

Interim Statement of Cash Flows
Statement of Cash Flows
For the Nine-Month Periods Ended
September 30, 2000 and 1999
Unaudited

(In Thousands)                                    For the Nine Months Ended
                                                  September 30,   September 30,
                                                       2000           1999
                                                    ---------     ----------
Operating activities
    Net income                                      $ 15,155       $ 16,599
    Adjustments:
      Depreciation and amortization                    6,615          5,622
      Deferred income taxes                            2,194         10,517
      Accounts receivable                             28,863         35,566
      Inventories                                     (2,129)         5,904
      Accounts payable                               (15,832)       (15,268)
      Accrued taxes                                  (10,515)       (19,031)
      Accrued purchased gas                          (13,499)       (16,053)
      Other deferred credits                          (1,317)            23
      Other                                           24,198          8,395
                                                    --------       --------
        Net cash provided by operating activities     33,733         32,274
                                                    --------       --------
Investing activities
    Capital expenditures                              (6,835)        (7,190)
                                                    --------       --------
Financing activities
    Net cash reverted to The Dayton Power & Light
 Company                                             (26,898)       (25,084)
                                                    --------       --------
Cash and temporary cash investments
    Net change                                           -              -
    Balance at beginning of year                         -              -
                                                    --------       --------
    Balance at end of period                        $    -         $    -
                                                    ========       ========



     The accompanying notes are an integral part of the financial statements.

The Dayton Power & Light Company
Natural Gas Retail Distribution Business

Interim Balance Sheet
As of September 30, 2000
Unaudited
(In Thousands)

Assets
Property:
    Gas property                                            $ 337,595
    Accumulated depreciation and amortization                (149,028)
                                                            ---------
        Net property                                          188,567
                                                            ---------
Current assets:
    Cash and temporary cash investments                           -
    Accounts receivable, less provision for uncollectible
     accounts of $193                                          13,766
    Inventories, at average cost                               44,083
    Taxes applicable to subsequent years                        2,905
    Other                                                       9,360
                                                            ---------
        Total current assets                                   70,114
                                                            ---------
Other assets                                                    4,611
                                                            ---------
        Total assets                                        $ 263,292
                                                            ---------
Capitalization and liabilities
Capitalization:
    Owner's net investment in
        Natural Gas Retail Distribution Business            $ 184,735
                                                            ---------
Current assets:
    Accounts payable                                            6,837
    Accrued taxes                                              15,273
    Accrued purchased gas                                       2,244
    Customer construction advances                              5,959
    Deferred taxes                                              9,847
    Other                                                       1,768
                                                            ---------
        Total current liabilities                              41,928
                                                            ---------
Deferred credits and other:
    Deferred taxes                                             15,373
    Income taxes refundable through future revenues             3,137
    Unamortized investment tax credit                           1,703
    Insurance and claims costs                                  1,030
    Other                                                      15,386
                                                            ---------
        Total deferred credits and other                       36,629
                                                            ---------
        Total capitalization and liabilities                $ 263,292
                                                            =========


 The accompanying notes are an integral part of the financial statements.

The Dayton Power & Light Company
Natural Gas Retail Distribution Business

Notes to Financial Statements
September 30, 2000

(In Thousands)

1.   Basis of Presentation

On October 31, 2000, The Dayton Power & Light Company (DP&L), a subsidiary of DPL Inc., sold its natural gas retail distribution business (the Gas Business) to Vectren Energy Delivery of Ohio, Inc. and Indiana Gas Company, Inc. pursuant to the terms of an asset purchase agreement dated December 14, 1999. Prior to the sale, the Gas Business operated as a division of DP&L. The Gas Business sells natural gas to residential, commercial, industrial and governmental customers in a 6,000 square mile area of West Central Ohio and provides natural gas to over 300,000 customers in 16 counties.

The accompanying unaudited interim financial statements are presented on a carve-out basis and include the historical operations of the Gas Business. The assets and liabilities of the Gas Business have been reflected in these financial statements at DP&L's historical cost. The financial information in these interim financial statements does not include certain expenses and adjustments that would have been incurred had the Gas Business been a separate, independent company, and may not necessarily be indicative of results that would have occurred had the Gas Business been a separate, independent company during the periods presented or of future results of the Gas Business. The accompanying unaudited interim financial statements have been prepared on a historical basis and do not reflect any effects related to the sale of the Gas Business. For all periods presented on the accompanying interim income statement, the net income of the Gas Business was equal to its comprehensive income.

These unaudited interim financial statements reflect all adjustments that, in the opinion of management, are necessary to provide a fair presentation of the financial position, results of operations and cash flows for the dates and periods covered. In the opinion of management, all such adjustments are of a normal recurring nature. Interim period results are not necessarily indicative of results of operations or cash flows for a full-year period. These unaudited interim financial statements should be read in conjunction with the audited financial statements of the Gas Business for the year ended December 31, 1999.

All charges and allocations of costs for facilities, function and services performed by DP&L, which are discussed in more detail in Note2, have been charged to owner's net investment by the Gas Business in the period in which the cost was recorded in the financial statements.

2.   Related Party Activities

Cash Management

DP&L use a centralized cash management system. Cash deposits from the Gas Business are transferred to DP&L on a daily basis and DP&L funds the Gas Business disbursements as required. No interest has been charged or credited to transactions with the Gas Business.

Shared Services

DP&L provides certain general and administrative services to the Gas Business including finance, legal, information systems, benefits, advertising, customer services and facilities. The costs of these shared services (excluding employee benefits which are discussed below) are included in the Income Statement of the Gas Business generally based on the Gas Business' revenues, customers, employees or properties in relation to total DPL Inc. Revenues, customers, employees or properties, as applicable. Management believes these methods of cost allocation are reasonable. Such costs during the nine-month periods ended September 30, 2000 and 1999 totaled approximately $5,640 and $4,280, respectively.

Employee Benefits

DP&L provides certain employee benefits to the Gas Business including health care, dental care, life insurance, long-term disability, pension plans and savings plans. The costs of these benefits are included in the Income Statement of the Gas Business based on labor utilization, which management believes to be reasonable. Such costs during the nine-month periods ended September 30, 2000 and 1999 totaled approximately $660 and $1,050, respectively.

Insurance and Claims Costs

The Gas Business receives certain property and liability, business interruption, and other risk insurance coverage from an affiliate subsidiary of DPL Inc. Costs charged to the Gas Business for this insurance coverage are based on the Gas Business' properties in relation to total DPL, Inc. properties, which management believes to be reasonable. Costs related to this insurance coverage during the nine-month periods ended September 30, 2000 and 1999 totaled approximately $460 and $600, respectively

 Vectren Utility Holdings, Inc. and Subsidiary Companies

Unaudited Pro Forma Financial Statements

     Introduction                                                           105

     Pro Forma Combined Statement of Income for the year ended
       December 31, 2000                                                    106

     Footnotes to the Pro Forma Financial Statements                        107

             Vectren Utility Holdings, Inc. and Subsidiary Companies
                         Pro Forma Financial Information

The accompanying financial statements present the unaudited pro forma statement of income for the year ended December 31, 2000.

On October 31, 2000, Vectren Corporation (Vectren) completed its acquisition of the natural gas distribution assets of The Dayton Power and Light Company (Acquisition) for approximately $465 million pursuant to an Asset Purchase Agreement dated December 14, 1999. Vectren acquired the gas utility assets as a tenancy in common through two separate wholly owned subsidiaries. Operations will be conducted under the name Vectren Energy Delivery of Ohio (VEDO). Under the acquisition structure, Indiana Gas Company, Inc., one of Vectren's operating public utilities, holds a 47 percent undivided ownership interest and VEDO has a 53 percent undivided ownership interest. Both Indiana Gas and VEDO are wholly owned subsidiaries of Vectren Utility Holdings, Inc. (VUHI)

The pro forma statement of income for the year ended December 31, 2000 is presented as if the Acquisition had occurred at January 1, 2000.

Preparation of the pro forma financial information was based on assumptions deemed appropriate by management. The pro forma information is unaudited and is not necessarily indicative of the results which actually would have occurred if the transaction had been consummated at the beginning of the period presented, nor does it purport to represent the future financial position and results of operations for future periods. The pro forma information should be read in conjunction with the audited consolidated financial statements of VUHI and the audited financial statements of the Dayton Power & Light Company Natural Gas Retail Distribution Business included in Item 13 of this filing.



                 VECTREN UTILITY HOLDINGS, INC. AND SUBSIDIARY COMPANIES
                    UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
                         For The Year Ended December 31, 2000
                                  (In Thousands)

                                                            Pro forma Adjustments
                                   VUHI         Dayton    Acquisition       VUHI
                                Historical    Historical  Adjustments     Pro forma
                               ------------  ----------- --------------  -----------
OPERATING REVENUES:
     Gas utility                  $ 818,753   $ 184,307    $        -    $ 1,003,060
     Electric utility               336,409           -             -        336,409
                                  ---------   ---------    ----------    -----------
        Total operating revenues  1,155,162     184,307             -      1,339,469
                                  ---------   ---------    ----------    -----------
COST OF OPERATING REVENUES
     Cost of gas sold               552,540     116,453             -        668,993
    Cost of fuel and purchased
     power                          112,093           -             -        112,093
                                  ---------   ---------    ----------    -----------
     Total cost of operating
      revenues                      664,633     116,453             -        781,086
                                  ---------   ---------    ----------    -----------
           Total margin             490,529      67,854             -        558,383

OPERATING EXPENSES:
     Operations and maintenance     209,937      18,789             -        228,726
     Merger and integration costs    32,711           -             -         32,711
     Depreciation and amortization   82,431       7,370         4,158  (2a)   93,959
     Income taxes                    34,924       8,457        (9,574) (2b)   33,807
     Taxes other than income taxes   36,238      16,873             -         53,111
                                   --------   ---------    -----------    ----------
        Total operating expense     396,241      51,489        (5,416)       442,314
                                  ---------   ---------    -----------    ----------
OPERATING INCOME (LOSS)              94,288      16,365         5,416        116,069

OTHER INCOME- NET                     5,201           -             -          5,201

INTEREST EXPENSE                     46,072           -        23,199  (2c)   69,271
                                   --------   ---------    ----------      ---------
INCOME BEFORE PREFERRED DIVIDENDS    53,417      16,365       (17,783)        51,999

PREFERRED DIVIDEND REQUIREMENT
 OF SUBSIDIARY                        1,017           -             -          1,017
                                  ---------   ---------    ----------      ---------
NET INCOME                         $ 52,400   $  16,365   $   (17,783)     $  50,982
                                  =========   =========   ===========      =========

             VECTREN UTILITY HOLDINGS, INC. AND SUBSIDIARY COMPANIES NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

1.       Basis of Presentation

Vectren Corporation (Vectren) is a public utility holding company whose wholly owned subsidiary, Vectren Utility Holdings, Inc. (VUHI), is the holding company of Vectren's two operating public utilities, Indiana Gas Company, Inc. (Indiana
Gas), and Southern Indiana Gas and Electric Company. On October 31, 2000, Vectren completed its acquisition of the natural gas distribution assets of The Dayton Power and Light Company (Acquisition) for approximately $465 million pursuant to an Asset Purchase Agreement dated December 14, 1999. Vectren acquired the gas utility as a tenancy in common through two separate wholly owned subsidiaries. Operations are conducted under the name Vectren Energy Delivery of Ohio (VEDO). Under the acquisition structure, Indiana Gas holds a 47 percent undivided ownership interest and VEDO has a 53 percent undivided ownership interest. Both Indiana Gas and VEDO are wholly owned subsidiaries of VUHI.

The accompanying combined pro forma financial statements give effect to the Acquisition. The pro forma combined statements of income for the year ended December 31, 2000 is presented as if the Acquisition had occurred at January 1, 2000.

2.   Pro Forma Adjustments to the Statement of Income Statement

     (a) Pro forma adjustment to reflect the amortization of goodwill of $199,600 amortized over a period of 40 years.

     (b) Pro forma adjustment to reflect the income tax benefit on a combined federal and state statutory rate of 35 percent.

     (c) A $435 million commercial paper program established by VUHI provided approximately $434.4 million of the initial Acquisition financing. Additionally, Indiana Gas provided approximately $29.6 million from its commercial paper program for total financing of $464.0 million. On December 28, 2000, VUHI issued a $150 million Floating Rate Note due December 27, 2001, replacing an equal amount of commercial paper. Management anticipates that the short-term financings will be replaced over time with permanent, long-term financing. (In thousands) Short-term Annualized Borrowings Interest

         Commercial paper (VUHI)                 $284,360             $16,189
         6.6425% Floating rate note (VUHI)        150,000               9,964
         Commercial paper (Indiana Gas)            29,621               1,686
                                               ----------        -----------
                                                 $463,981             $27,839
                                               ==========          =========

         Pro forma adjustment to reflect the interest expense from the Acquisition financing based upon borrowings of $464.0 million at an average interest rate of approximately 6.0 percent annum based upon VUHI's composite average short-term borrowing rate at the date of the Acquisition.

     (d) Vectren and Dayton Power and Light Company (DP&L) entered into an agreement whereby DP& L will provide transitional support to Vectren in the areas of meter reading, billing, cash receipts, collections, customer deposits, telecommunication services and other miscellaneous services for a predetermined fee. Because these fees will be no greater than the historical costs incurred by DP&L for such support services for its natural gas distribution operations, no pro forma adjustment has been reflected.

ITEM 14. CHANGE IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 15.  FINANCIAL STATEMENTS AND EXIHIBITS


(a)(1) Financial Statements
Financial statements filed as part of this Form 10 are included under Item 13.

(a)(2) Financial Statement Schedules:
The financial statement schedule filed as part of this Form 10 is included under
Item 13. All other schedules are omitted as the required information is inapplicable or the information is presented in the Consolidated Financial Statements or related notes.

(b) Exhibits
Exhibits for the company are listed in the Index to Exhibits beginning on page
 108.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment 2 to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                VECTREN UTILITY HOLDINGS, INC.


Dated August 20, 2001
                                                /S/ Niel C. Ellerbrook
                                                Niel C. Ellerbrook
                      Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities and Exchange Act of 1934, this amendment 1 to its registration statement has been signed below by the following persons on behalf of the Registrant and in capacities and on the dates indicated.


           Signature                                 Title                                Date
Principal Executive Officer

    /S/ Niel C. Ellerbrook             Chairman and                             August 20, 2001
--------------------------------                                                -------------------------
      Niel C. Ellerbrook               Chief Executive Officer

Principal Financial Officer

  /S/ Jerome A. Benkert, Jr.           Executive Vice President and             August 20, 2001
--------------------------------                                                -------------------------
    Jerome A. Benkert, Jr.             Chief Financial Officer

Principal Accounting Officer

     /S/ M. Susan Hardwick             Vice President and Controller            August 20, 2001
--------------------------------                                                -------------------------
       M. Susan Hardwick

Majority of the Board of Directors

  /S/ Jerome A. Benkert, Jr.           Director                                 August 20, 2001
--------------------------------                                                -------------------------
    Jerome A. Benkert, Jr.

    /S/ Ronald E. Christian            Director                                 August 20, 2001
--------------------------------                                                -------------------------
      Ronald E. Christian

    /S/ Niel C. Ellerbrook             Director                                 August 20, 2001
--------------------------------                                                -------------------------
      Niel C. Ellerbrook

     /S/ Andrew E. Goebel              Director                                 August 20, 2001
--------------------------------                                                -------------------------
       Andrew E. Goebel

                                INDEX TO EXHIBITS

  EX - 2.1 Asset Purchase Agreement dated December 14,1999 between Indiana Energy, Inc. and The Dayton Power and Light Company and Number-3CHK with a commitment letter for a 364-Day Credit Facility dated December 16,1999. (Filed and designated in Current Report on Form 8-K dated December 28, 1999, File No.1-9091, as
               Exhibit 2 (credit facility) and 99.1 (commitment letter).)

  EX - 3.1 Articles of Incorporation of Vectren Utility Holdings, Inc. (Filed herewith.)

  EX - 3.2     Bylaws of Vectren Utility Holdings, Inc. (Filed herewith.)

  EX - 4.1 Mortgage and Deed of Trust dated as of April 1, 1932 between Southern Indiana Gas and Electric Company and Bankers Trust Company, as Trustee, and Supplemental Indentures thereto dated August 31, 1936, October 1, 1937, March 22, 1939, July 1, 1948,
               June 1, 1949, October 1, 1949, January 1, 1951, April 1, 1954,
               March 1, 1957, October 1, 1965, September 1, 1966, August 1, 1968, May 1, 1970, August 1, 1971, April 1, 1972, October 1,
               1973, April 1, 1975, January 15, 1977, April 1, 1978, June 4,
               1981, January 20, 1983, November 1, 1983, March 1, 1984, June 1,
               1984, November 1, 1984, July 1, 1985, November 1, 1985, June 1,
               1986. (Filed and designated in Registration No. 2-2536 as Exhibits B-1 and B-2; in Post-effective Amendment No. 1 to Registration No. 2-62032 as Exhibit (b)(4)(ii), in Registration No. 2-88923 as Exhibit 4(b)(2), in Form 8-K, File No. 1-3553,
               dated June 1, 1984 as Exhibit (4), File No. 1-3553, dated March 24, 1986 as Exhibit 4-A, in Form 8-K, File No. 1-3553, dated June 3, 1986 as Exhibit (4).) July 1, 1985 and November 1, 1985 (Filed and designated in Form 10-K, for the fiscal year 1985, File No. 1-3553, as Exhibit 4-A.) November 15, 1986 and January 15, 1987. (Filed and designated in Form 10-K, for the fiscal year 1986, File No. 1-3553, as Exhibit 4-A.) December 15, 1987. (Filed and designated in Form 10-K, for the fiscal year 1987, File No. 1-3553, as Exhibit 4-A.) December 13, 1990. (Filed and designated in Form 10-K, for the fiscal year 1990, File No. 1-3553, as
               Exhibit 4-A.) April 1, 1993. (Filed and designated in Form 8-K, dated April 13, 1993, File 1-3553, as Exhibit 4.) June 1, 1993 (Filed and designated in Form 8-K, dated June 14, 1993, File 1-3553, as Exhibit 4.) May 1, 1993. (Filed and designated in Form 10-K, for the fiscal year 1993, File No. 1-3553, as Exhibit 4(a).) July 1, 1999. (Filed and designated in Form 10-Q, dated August 16, 1999, File 1-3553, as Exhibit 4(a).)

  EX - 4.2 Indenture dated February 1, 1991, between Indiana Gas and Continental Bank, National Association. Inc.'s. (Filed and designated in Current Report on Form 8-K filed February 15, 1991, File No. 1-6494.); First Supplemental Indenture thereto dated as of February 15, 1991. (Filed and designated in Current Report on Form 8-K filed February 15, 1991, File No 1-6494, as Exhibit 4(b).); Second Supplemental Indenture thereto dated as of September 15, 1991, (Filed and designated in Current Report on Form 8-K filed September 25, 1991, File No 1-6494, as Exhibit 4(b).); Third supplemental Indenture thereto dated as of September 15, 1991 (Filed and designated in Current Report on Form 8-K filed September 25, 1991, File No 1-6494, as Exhibit 4(c).); Fourth Supplemental Indenture thereto dated as of December 2, 1992, (Filed and designated in Current Report on Form 8-K filed December 8, 1992, File No 1-6494, as Exhibit 4(b).); Fifth Supplemental Indenture thereto dated as of December 28, 2000, (Filed and designated in Current Report on Form 8-K filed December 27, 2000, File No 1-6494, as Exhibit 4.)

  EX-4.3 $435,000,000 Credit Agreement arranged by Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated dated as of June 29, 2000 among Vectren Corporation, Vectren Utility Holdings, Inc., certain Lenders, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Sole Lead Arranger and Syndication Agent, ABN AMRO, as Documentation Agent, and Credit Suisse First Boston, as Administrative Agent. (Filed and designated in Current Report on Form 8-K dated January 26, 2001, File No 1-15467, as Exhibit 4.1.)

  EX - 4.4 Credit Agreement dated as of March 8, 1999 among Indiana Gas Company, Inc., the Lenders, ABN AMRO Bank N.V., as Syndication Agent, National City Bank of Indiana, as Documentation Agent, and Bank One, Indiana, N.A., as Administrative Agent. (Filed and designated in Current Report on Form 8-K dated January 26, 2001, File No 1-15467, as Exhibit 4.2.)

  EX - 4.5 First Amendment dated as of March 7, 2000 to the Credit Agreement dated as of March 8, 1999 among Indiana Gas Company, Inc., certain lenders, ABN AMRO BANK N.V., as Syndication Agent, National City Bank of Indiana, as Documentation Agent, and Bank One, Indiana, N.A., as Administrative Agent. (Filed and designated in Current Report on Form 8-K dated January 26, 2001, File No 1-15467, as Exhibit 4.3.)

  EX - 4.6 Second Amendment dated as of October 31, 2000 to the Credit Agreement dated as of March 8, 1999 among Indiana Gas Company, Inc., certain lenders, ABN AMRO BANK N.V., as Syndication Agent, National City Bank of Indiana, as Documentation Agent, and Bank One, Indiana, N.A., as Administrative Agent. (Filed and designated in Current Report on Form 8-K dated January 26, 2001, File No 1-15467, as Exhibit 4.4.)

  EX - 4.7 Bank One letter dated as of January 29, 2001 waiving the covenant compliance under Section 6.13 of the Indiana Gas Company, Inc. Credit Agreement dated as of March 8, 1999. (Filed and designated in Current Report on Form 8-K dated January 26, 2001, File No 1-15467, as Exhibit 4.5.)

  EX - 10.1    Agreement, dated, January 30, 1968, for Unit No. 4 at the Warrick
               Power Plant of Alcoa Generating Corporation ("Alcoa"), between
               Alcoa and Southern Indiana Gas and Electric Company. (Filed and designated in Registration No. 2-29653 as Exhibit 4(d)-A.)

  EX - 10.2    Letter of Agreement, dated June 1, 1971, and Letter Agreement, dated June 26, 1969, between Alcoa and Southern Indiana Gas and
               Electric Company. (Filed and designated in Registration No.
               2-41209 as Exhibit 4(e)-2.)

  EX - 10.3    Letter Agreement, dated April 9, 1973, and Agreement dated April
               30, 1973, between Alcoa and Southern Indiana Gas and Electric
               Company. (Filed and designated in Registration No. 2-53005 as
               Exhibit 4(e)-4.)

  EX - 10.4    Electric Power Agreement (the "Power Agreement"), dated May 28,
               1971, between Alcoa and Southern Indiana Gas and Electric
               Company. (Filed and designated in Registration No. 2-41209 as
               Exhibit 4(e)-1.)

  EX - 10.5    Second Supplement, dated as of July 10, 1975, to the Power
               Agreement and Letter Agreement dated April 30, 1973 - First
               Supplement. (Filed and designated in Form 10-K for the fiscal year 1975, File No. 1-3553, as Exhibit 1(e).)

  EX - 10.6    Third Supplement, dated as of May 26, 1978, to the Power
               Agreement. (Filed and designated in Form 10-K for the fiscal year
               1978 as Exhibit A-1.)

  EX - 10.7    Letter Agreement dated August 22, 1978 between Southern Indiana
               Gas and Electric Company and Alcoa, which amends Agreement for Sale in an Emergency of Electrical Power and Energy Generation by
               Alcoa and Southern Indiana Gas and Electric Company dated June
               26, 1979. (Filed and designated in Form 10-K for the fiscal year
               1978, File No. 1-3553, as Exhibit A-2.)

  EX - 10.8    Fifth Supplement, dated as of December 13, 1978, to the Power
               Agreement. (Filed and designated in Form 10-K for the fiscal year
               1979, File No. 1-3553, as Exhibit A-3.)

  EX - 10.9    Sixth Supplement, dated as of July 1, 1979, to the Power
               Agreement. (Filed and designated in Form 10-K for the fiscal year
               1979, File No. 1-3553, as Exhibit A-5.)

  EX - 10.10   Seventh Supplement, dated as of October 1, 1979, to the Power
               Agreement. (Filed and designated in Form 10-K for the fiscal year
               1979, File No. 1-3553, as Exhibit A-6.)

  EX - 10.11   Eighth Supplement, dated as of June 1, 1980 to the Electric Power
               Agreement, dated May 28, 1971, between Alcoa and Southern Indiana
               Gas and Electric Company. (Filed and designated in Form 10-K for the fiscal year 1980, File No. 1-3553, as Exhibit (20)-1.)

  EX - 10.12   Summary description of Southern Indiana Gas and Electric
               Company's nonqualified Supplemental Retirement Plan (Filed and designated in Form 10-K for the fiscal year 1992, File No.
               1-3553, as Exhibit 10-A-17.)

  EX - 10.13   Supplemental Post Retirement Death Benefits Plan, dated October
               10, 1984. (Filed and designated in Form 10-K for the fiscal year
               1992, File No. 1-3553, as Exhibit 10-A-18.)

  EX - 10.14   Summary description of Southern Indiana Gas and Electric
               Company's Corporate Performance Incentive Plan. (Filed and designated in Form 10-K for the fiscal year 1992, File No.
               1-3553, as Exhibit 10-A-19.)

  EX - 10.15   Southern Indiana Gas and Electric Company's Corporate Performance
               Incentive Plan as amended for the plan year beginning January 1, 1994. (Filed and designated in Form 10-K for the fiscal year
               1993, File No. 1-3553, as Exhibit 10-A-20.)

  EX - 10.16   Southern Indiana Gas and Electric Company 1994 Stock Option Plan
               (Filed and designated in Southern Indiana Gas and Electric
               Company's Proxy Statement dated February 22, 1994, File No.
               1-3553, as Exhibit A.)
  EX - 10.17   Southern Indiana Gas and Electric Company's nonqualified
               Supplemental Retirement Plan as amended, effective April 16,
               1997. (Filed and designated in Form 10-K for the fiscal year
               1997, File No. 1-3553, as Exhibit 10.29.)

  EX - 10.18   Agreement dated April 16, 1997 between Southern Indiana Gas and
               Electric Company and Ronald G. Reherman regarding supplemental pension and disability benefits, which supercedes such agreement dated February 1, 1995. (Filed and designated in Form 10-K for the fiscal year 1997, File No. 1-3553, as Exhibit 10.27.)

  EX - 10.19   Southern Indiana Gas and Electric Company's nonqualified
               Supplemental Retirement Plan as amended, effective April 16,
               1997. (Filed and designated in Form 10-K for the fiscal year
               1997, File No. 1-3553, as Exhibit 10.29.)

  EX - 10.20   Vectren Corporation Retirement Savings Plan. (Filed and
               designated in Form 10-Q for the quarterly period ended September
               30, 2000, File 1-15467, as Exhibit 99.1.)

  EX - 10.21   Vectren Corporation Combined Non-Bargaining Retirement Plan.
               (Filed and designated in Form 10-Q for the quarterly period ended
               September 30, 2000, File 1-15467, as Exhibit 99.2.)

  EX - 10.22   Indiana Energy, Inc. Unfunded Supplemental Retirement Plan for a
               Select Group of Management Employees as amended and restated effective December 1, 1998. (Filed and designated in Form 10-Q for the quarterly period ended December 31, 1998, File 1-9091, as
               Exhibit 10-G.)

  EX - 10.23   Indiana Energy, Inc. Nonqualified Deferred Compensation Plan
               effective January 1, 1999. (Filed and designated in Form 10-Q for the quarterly period ended December 31, 1998, File 1-9091, as
               Exhibit 10-H.)

  EX - 10.24   Indiana Energy, Inc. Annual Management Incentive Plan effective
               October 1, 1987. (Filed and designated in Form 10-K for the fiscal year ended September 30, 1987, File 1-9091, as Exhibit
               10-D.)

  EX - 10.25   First Amendment to the Indiana Energy, Inc. Annual Management
               Incentive Plan effective October 1, 1997. (Filed and designated in Form 10-K for the fiscal year ended September 30, 1998, File
               1-9091, as Exhibit 10-Q.)

  EX - 10.26   Formation Agreement among Indiana Energy, Inc., Indiana Gas
               Company, Inc., IGC Energy, Inc., Indiana Energy Services, Inc.,
               Citizens Gas & Coke Utility, Citizens Energy Services Corporation and ProLiance Energy, LLC, effective March 15, 1996. (Filed and designated in Form 10-Q for the quarterly period ended March 31, 1996, File 1-9091, as Exhibit 10-C.)

  EX - 10.27   Gas Sales and Portfolio Administration Agreement between Indiana
               Gas Company, Inc. and ProLiance Energy, LLC, effective March 15,
               1996, for services to begin April 1, 1996. (Filed and designated in Form 10-Q for the quarterly period ended March 31, 1996, File
               1-6494, as Exhibit 10-C.)

  EX - 10.28   Amended appendices to the Gas Sales and Portfolio Administration
               Agreement between Indiana Gas Company, Inc. and ProLiance Energy,
               LLC effective November 1, 1998. (Filed and designated in Form
               10-Q for the quarterly period ended March 31, 1999, File 1-6494, as Exhibit 10-A.)

  EX - 10.29   Amended appendices to the Gas Sales and Portfolio Administration
               Agreement between Indiana Gas Company, Inc. and ProLiance Energy,
               LLC effective November 1, 1999. (Filed and designated in Form
               10-K for the fiscal year ended September 30, 1999, File 1-6494, as Exhibit 10-V.)

  EX - 10.30   Indiana Energy, Inc. Executive Restricted Stock Plan as amended and restated effective October 1, 1998. (Filed and designated in Form 10-K for the fiscal year ended September 30, 1998, File
               1-9091, as Exhibit 10-O.)

  EX - 10.31   Amendment to Indiana Energy, Inc. Executive Restricted Stock Plan
               effective December 1, 1998. (Filed and designated in Form 10-Q for the quarterly period ended December 31, 1998, File 1-9091, as
               Exhibit 10-I.)

  EX - 10.32   Indiana Energy, Inc. Director's Restricted Stock Plan as amended and restated effective May 1, 1997. (Filed and designated in Form
               10-Q for the quarterly period ended June 30, 1997, File 1-9091, as Exhibit 10-B.)

  EX - 10.33   First Amendment to Indiana Energy, Inc. Directors' Restricted
               Stock Plan, effective December 1, 1998. (Filed and designated in
               Form 10-Q for the quarterly period ended December 31, 1998, File
               1-9091, as Exhibit 10-J.)

  EX - 10.34   Second Amendment to Indiana Energy, Inc. Director's Restricted
               Stock Plan, renamed the Vectren Corporation Directors Restricted
               Stock Plan effective October 1, 2000. (Physically filed and designated in Form 10-K for the year ended December 31, 2000, File No. 1-15467, as Exhibit 10.34.)

  EX - 10.35   Third Amendment to Indiana Energy, Inc. Director's Restricted
               Stock Plan, renamed the Vectren Corporation Directors Restricted
               Stock Plan effective March 28, 2000. (Physically filed and designated in Form 10-K for the year ended December 31, 2000, File No. 1-15467, as Exhibit 10.35.)

  EX - 10.36   Vectren Corporation Employment Agreement between Vectren
               Corporation and Niel C. Ellerbrook dated as of March 31, 2000.
               (Filed and designated in Form 10-Q for the quarterly period ended
               June 30, 2000, File 1-15467, as Exhibit 99.1.)

  EX - 10.37   Vectren Corporation Employment Agreement between Vectren
               Corporation and Andrew E. Goebel dated as of March 31, 2000(Filed and designated in Form 10-Q for the quarterly period ended June
               30, 2000, File 1-15467, as Exhibit 99.2.)

  EX - 10.38   Vectren Corporation Employment Agreement between Vectren
               Corporation and Jerome A. Benkert, Jr. dated as of March 31,
               2000. (Filed and designated in Form 10-Q for the quarterly period ended June 30, 2000, File 1-15467, as Exhibit 99.3.)

  EX - 10.39   Vectren Corporation Employment Agreement between Vectren
               Corporation and Ronald E. Christian dated as of March 31, 2000.
               (Filed and designated in Form 10-Q for the quarterly period ended
               June 30, 2000, File 1-15467, as Exhibit 99.5.)

  EX - 10.40   Vectren Corporation Employment Agreement between Vectren
               Corporation and Timothy M. Hewitt dated as of March 31, 2000.
               (Filed and designated in Form 10-Q for the quarterly period ended
               June 30, 2000, File 1-15467, as Exhibit 99.6.)

  EX - 10.41   Vectren Corporation Employment Agreement between Vectren
               Corporation and J. Gordon Hurst dated as of March 31, 2000.
               (Filed and designated in Form 10-Q for the quarterly period ended
               June 30, 2000, File 1-15467, as Exhibit 99.7.)

  EX - 10.42   Vectren Corporation Employment Agreement between Vectren
               Corporation and Richard G. Lynch dated as of March 31, 2000.
               (Filed and designated in Form 10-Q for the quarterly period ended
               June 30, 2000, File 1-15467, as Exhibit 99.8.)

  EX - 21      Listing of Subsidiaries (Filed herewith.)

  EX - 99.1    Vectren Proxy Statement Pursuant to Section 14(a) of the
               Securities Exchange Act of 1934, but not including the Compensation Committee Report and Performance Graph. (Filed herewith.)

  EX - 99.2    Vectren Corporation Press Release regarding gas cost adjustment proceedings filed in Current Report on 8-K on March 26, 2001.
               (Filed herewith.)

  EX - 99.3    Agreement and Plan of Merger dated as of June 11,1999 among
               Indiana Energy, Inc., SIGCORP, Inc. and Vectren Corporation (the
               "Merger Agreement "). (Filed and designated in Current Report on
               Form 8-K filed June 14, 19999, File 1-9091, as Exhibit 2.)

  EX - 99.4    Amendment No.1 to the Merger Agreement dated December 14, 1999
               (Filed and designated in Current Report on Form 8-K filed
               December 16, 1999, File 1-09091, as Exhibit 2.)

  EX - 99.5    Amended and Restated Articles of Incorporation of Vectren
               Corporation effective March 31, 2000. (Filed and designated in
               Current Report on Form 8-K filed April 14, 2000, File No.
               1-15467, as Exhibit 4.1.)

  EX - 99.6    Code of Bylaws of Vectren Corporation. (Filed and designated in
               Form S-3 (No. 333-5390), filed January 19, 2001, File No.
               1-15467, as Exhibit 4.2.)

  EX - 99.7    Shareholders Rights Agreement dated as of October 21, 1999 between Vectren Corporation and Equiserve Trust Company, N.A., as
               Rights Agent. (Filed and designated in Form S-4 (No. 333-90763), filed November 12, 1999, File No 1-15467, as Exhibit 4.)